This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on October 19, 2021 and is not being filed publicly under Securities Act of 1933, as amended.

Registration No. [●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

____________________________________________________

ALGERNON PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

British Columbia	2834	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 915 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
Telephone: (604) 398-4175 ext. 701
(Address of principal executive offices, including zip code, and telephone number, including area code)

Corporation Service Company

19 West 44th Street, Suite 200

New York, NY 10036

Tel: 1-800-927-9800
(Name, address, including zip code, and telephone number, including area code, of agent of service)

_________________________________________________

Copies to:

Michael Shannon, Esq. McMillan LLP Suite 1500 - 1055 West Georgia Street Vancouver, British Columbia, Canada V6E 4N7 Telephone: (604) 689-9111	Michael F. Nertney, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas 11th Floor New York, New York 10105 Telephone: (212) 370-1300

__________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Units, each unit consisting of one common share, no par value, and [●] warrant, each to purchase one common share(3)(4)	$[●]	$[●]
Class A Common Shares included in the units(4)	-(5)	-(5)
Warrants included in the units(4)	-(5)	-(5)
Class A Common Shares underlying the warrants included in the units (at an exercise price of [●]% of the price of the units)(4)	$[●]	$[●]
Warrants to be issued to the underwriters	-(5)	-(5)
Class A Common Shares underlying warrants to be issued to the underwriters(4)(6)	$[●]	$[●]
	$[●]	$[●](2)

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933 (the "Securities Act").

(2) The registration fee is calculated in accordance with Rule 457(o) under the Securities Act.

(3) Includes units that may be purchased by the underwriters pursuant to their option to purchase additional units to cover over-allotments.

(4) Pursuant to Rule 416 under the Securities Act, there are also being registered such indeterminate number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(5) No registration fee required pursuant to Rule 457(g).

(6) We have agreed to issue to Ladenburg Thalmann & Co. Inc., as representative (the "Representative") of the underwriters in this offering, warrants (the "Compensation Warrants") that are immediately exercisable at an exercise price of US$[●], representing up to 5.0% of the Common Shares (as defined herein) included in the units issued in the offering. Resales of the Compensation Warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended, are registered hereby. Resales of Common Shares issuable upon exercise of the Compensation Warrants (the "Compensation Warrant Shares") are also being similarly registered on a delayed or continuous basis hereby. See "Underwriting".

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion: Preliminary Prospectus Dated [●], 2021

Units, each consisting of one Common Share and [●] Warrant to purchase one Common Share

(and Common Shares underlying the Warrants)

$[●]

ALGERNON PHARMACEUTICALS INC.

__________________________________

[●] Units

This prospectus relates to an initial public offering of [●] units of Algernon Pharmaceuticals Inc., each unit consisting of [●] Class A Common Shares (the "Common Shares") and [●] warrants (the "Warrants"), based on the last reported price of our Common Shares as reported on the OTC Market Group Inc.'s Venture Market (the "OTCQB") on [●], 2021, which was $[●] per Common Share. Each Warrant will entitle the holder to purchase one Common Share at an exercise price of [●]% of the price of the units in this offering, or US$[●] per share. The Warrants will expire [●] years after the date they are issued. The units will not be issued or certificated. Instead, the Common Shares and the Warrants underlying the units will be issued separately and may be resold separately, although they will have been purchased together in this offering. We will sell these units at a public offering price of US$[●] per unit.

Our Common Shares are quoted on the OTCQB, and listed for trading on the Canadian Securities Exchange (the “CSE”) and the Frankfurt Stock Exchange (the “XFRA”) under the symbols “AGNPF”, “AGN” and “AGW”, respectively. On October 18, 2021, the closing price of our Common Shares was US$0.0647, CAD$0.075 and €0.0437 respectively. As of October 18, 2021, the last reported sales price of our Common Shares on the OTCQB was US$0.0647 per share, and on October 18, 2021 we had 167,486,769 Common Shares outstanding. We intend on applying to have our Common Shares and Warrants listed on the Nasdaq Capital Market under the symbols “[●]” and “[●]”, respectively, which listing is a condition to this offering. Our application might not be approved. There is no established public trading market for the Warrants included in the units, and such a market might never develop.

We intend on completing a [●]-for-1 reverse stock split in connection with our application to list on the Nasdaq Capital Market.

We are an "emerging growth company" as defined in section 3(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are therefore eligible for certain exemptions from various reporting requirements applicable to reporting companies under the Exchange Act. (See "Exemptions Under The Jumpstart Our Business Startups Act")

	Per Unit	Total(1)
Public offering price(2)	US$[●]	US$[●]
Underwriters' fees and commissions(2)(3)	US$[●]	US$[●]
Proceeds to us, before expenses(4)	US$[●]	US$[●]

(1) Assumes that the underwriters do not exercise any portion of their over-allotment option.

(2) The public offering price and underwriting discount in respect of each unit corresponds to a public offering price per Common Share of US$[●] and a public offering price per Warrant of US$[●].

(3) We will pay the underwriters a cash success fee of 8.0% of the total gross proceeds of the offering. In addition, we will pay a management fee of 1.0% of the gross proceeds, which is not included in this table. See "Underwriting" in this prospectus for more information regarding our arrangements with the underwriters. This table sets out the maximum possible underwriting fees and commissions.

(4) The total estimated expenses related to this offering are set forth in the section entitled "Expenses Relating To This Offering".

In addition to the fees discussed above, we have agreed to issue to Ladenburg Thalmann & Co. Inc., as representative (the "Representative") of the underwriters in this offering, Compensation Warrants to purchase up to a total of [●] Common Shares (which final amount shall be equal to 5.0% of the Common Shares sold in this offering) assuming a public offering price of $[●] per unit, which is the last reported price of our Common Shares on the OTCQB on [●], 2021. The Compensation Warrants will be immediately exercisable from time to time, in whole or in part, commencing on the date of issuance and expiring [●] years from commencement of sales of this offering. The Compensation Warrants are exercisable at a per share price of US$[●]. The Compensation Warrants are also exercisable on a cashless basis. We also have agreed to reimburse the Representative for certain of its out-of-pocket expenses. See "Underwriting" for a description of these arrangements.

We expect our total cash expenses for this offering to be approximately US$[●]. The underwriters have agreed to purchase the units from us on a firm commitment basis. The underwriters have an option exercisable within [●] days from the date of this prospectus to purchase up to [●] additional Common Shares and/or [●] additional Warrants from us at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, assuming a public offering price of $[●] per unit, which is the last reported sale price of our Common Shares on the OCTQB on [●], 2021.

The underwriters expect to deliver the Common Shares and Warrants against payment in U.S. dollars in New York, New York on or about [●], 2021.

In reviewing this prospectus you should carefully consider the matters described under the caption "Risk Factors" beginning on page 11. This investment involves a high degree of risk. You should purchase units only if you can afford a complete loss.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the "CDSA") and the Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), respectively, which place controlled substances in a schedule. Under the CDSA, N,N Dimethyltryptamine ("DMT") is currently a Schedule III drug. The CDSA generally prohibits all uses of controlled substances unless an exemption is granted under section 56 of the CDSA or the regulations allow otherwise. The Minister of Health can grant exemptions under section 56 of the CDSA to use controlled substances if it is deemed to be necessary for a medical or scientific purpose or is otherwise in the public interest. Under the CSA, DMT is currently a Schedule I drug. Health Canada and the United States Food and Drug Administration (the "FDA") have not approved DMT as a drug for any indication. If the Company is found to be in violation of the CSA or any of the requirements of the United States Drug Enforcement Administration (the "DEA"), the DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke any registrations once granted, which could have a material adverse effect on the Company's business, operations and financial condition. Certain states of the United States also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including boards of pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on the Company's business, operations and financial condition.

In the United States, DMT is classified as Schedule I drug under the CSA and the Controlled Substances Import and Export Act (the "CSIEA") and as such, medical and recreational use is illegal under the United States federal laws. The Company's program involving a Schedule I drug is conducted in strict compliance with the laws and regulations regarding the production, storage and use of Schedule I drugs. As such, all facilities engaged with such substances by or on behalf of the Company do so under current licenses and permits issued by appropriate federal, state and local governmental agencies. The Company does not advocate for the legalization of psychedelic substances and does not deal with psychedelic substances except within laboratory or clinical trial settings conducted within approved regulatory frameworks. The Company currently sponsors and works with licensed third parties in the United States to conduct any clinical trials and research relating to psychedelics and currently does not handle controlled or restricted substances under the CDSA or CSA. If the Company were to conduct this work without reliance on third parties, it would need to obtain the required licenses, approvals and authorizations from Health Canada, the FDA or other applicable regulatory bodies. The Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. It is a criminal offence to possess substances under the CDSA and the CSA without a prescription.

In the United States, the Company's activities are potentially subject to additional regulation by various federal, state, and local authorities in addition to the FDA, including, among others, the Centers for Medicare and Medicaid Services, other divisions of Health and Human Services, or HHS, (for example, the Office of Inspector General), the Department of Justice, and individual U.S. Attorney offices within the Department of Justice, and state and local governments. In addition, all psychedelic research being conducted must have authorization by the DEA. In Canada, the Company's activities are potentially subject to additional regulation by various federal and provincial authorities, including, among others, Health Canada.

Although the Company is in compliance with all applicable laws (and intends to continue to comply), there can be no assurance that new laws, regulations, and guidelines will not be enacted, or that existing or future laws and regulations will not be changed. Any introduction of new (or changes to existing) laws, regulations, and guidelines, or other unanticipated events could, among other things, (a) require the Company to implement extensive changes to its operations (which could, among other things increase compliance costs, and give rise to material liabilities), and (b) subject the Company to heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities.

Sole Book-Running Manager

Ladenburg Thalmann

The date of this Prospectus is October [●], 2021

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on our behalf. Neither we, nor the underwriters have authorized any other person to provide you with different or additional information. Neither we, nor the underwriters, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide. The underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

Except as otherwise set forth in this prospectus, neither we nor the underwriters have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Unless the context otherwise requires, in this prospectus, the term(s) "we", "us", "our", "Company", "our company", "Algernon" and "our business" refer to Algernon Pharmaceuticals Inc.

We intend on completing a [●]-for-1 reverse stock split in connection with our application to list on the Nasdaq Capital Market.

PRESENTATION OF FINANCIAL INFORMATION

The Company reports under International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as "IFRS". None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. The Company presents its financial statements in Canadian dollars.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this prospectus are expressed in Canadian dollars unless otherwise indicated. Our accounts are maintained in Canadian dollars, and our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. All references to "U.S. dollars", "USD", or to "US$" are to United States dollars.

The following table sets forth, for each period indicated, the high and low exchange rate for U.S. dollars expressed in Canadian dollars, and the average exchange rate for the periods indicated. Averages for year-end periods are calculated by using the exchange rates on the last day of each full month during the relevant period. These rates are based on the noon-buying rate certified for custom purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our consolidated financial statements, pro forma financial statements or elsewhere in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any Canadian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

Year Ended	Period End	Period Average Rate	High Rate	Low Rate
August 31, 2021	$1.2629	$1.3075	$1.4539	$1.2031
August 31, 2020	$1.3034	$1.3461	$1.4539	$1.2962
August 31, 2019	$1.3290	$1.3255	$1.3650	$1.2799

Last Nine Months
September 2021	$1.2672	$1.2667	$1.2818	$1.2524
August 2021	$1.2629	$1.2599	$1.2853	$1.2487
July 2021	$1.2466	$1.2530	$1.2752	$1.2346
June 2021	$1.204	$1.2220	$1.2437	$1.2031
May 2021	$1.2087	$1.2125	$1.2320	$1.2049

Year Ended	Period End	Period Average Rate	High Rate	Low Rate
April 2021	$1.2291	$1.2494	$1.2614	$1.2291
March 2021	$1.2571	$1.2569	$1.2672	$1.2434
February 2021	$1.2698	$1.2696	$1.2830	$1.2528
January 2021	$1.2776	$1.2725	$1.2812	$1.2633
December 2020	$1.2753	$1.2809	$1.2958	$1.2715

Certain conversions from U.S. dollars into Canadian dollars have been made for your convenience at US$1.00 = $1.2375, the noon-buying price on (October 18, 2021).

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources such as industry publications, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations. We have not independently verified any third-party information.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled "Risk Factors", "Special Note Regarding Forward Looking Statements", and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and us.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains statements that constitute "forward-looking statements". Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this prospectus and, in some cases, can be identified by words such as "anticipates", "estimates", "projects", "expects", "contemplates", "intends", "believes", "plans", "may", "will", or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus may include, but are not limited to, statements and/or information related to:

• uncertainties with respect to the effects of COVID-19 will directly and indirectly have on the Company;

• the Company's plans to develop, obtain regulatory approval for and commercialize its lead product candidates;

• the Company's ability to conduct successful clinical trials for its product candidates;

• the perceived benefits of the Company's product candidates over other treatments for NASH (as defined herein), IBS (as defined herein) and CKD (as defined herein);

• the Company's expectations regarding its revenue, expenses and research and development operations;

• the Company's anticipated cash needs and its need for additional financing;

• the Company's intention to grow the business and its operations;

• expectations with respect to future production costs and capacity;

• expectations regarding the Company's growth rates and growth plans and strategies;

• expectations with respect to the approval of the Company's license applications;

• the Company's ability to expand into international markets;

• the potential size of markets for the Company's product candidates;

• the Company's ability to partner with other pharmaceutical companies to develop, obtain regulatory approval and commercialize its product candidates;

• expectations regarding regulatory requirements and developments for its product candidates;

• the Company's competitive position and the regulatory environment in which the Company operations;

• the Company's expected business objectives for the next twelve months;

• the Company's plans with respect to the payment of dividends;

• the Company's ability to obtain additional funds through the sale of equity or debt commitments; and

• the ability of the Company's products to access markets.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the Company's experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward‐looking statements included in this Prospectus, the Company has made various material assumptions, including but not limited to, the following: (i) the Company obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company's ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company's ability to attract and retain skilled staff; (vii) market competition; (viii) the products and technology offered by the Company's competitors; (ix) the maintenance of the Company's current good relationships with its suppliers, service providers and other third parties; (x) financial results, future financial position and expected growth of cash flows; (xi) business strategy, including budgets, projected costs, projected capital expenditures, taxes, plans, objectives, potential synergies and industry trends; (xii) research and development; (xiii) expectations concerning the size and growth of the global medical technology market; and (xiv) the effectiveness of the Company's products compared to its competitors' products. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward‐looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward‐looking statements. Whether actual results, performance or achievements will conform to the Company's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under "Risk Factors", which include:

• violations of laws and regulations could result in repercussions, and psychedelic inspired drugs may never be approved as medicines;

• reliance on third parties for research;

• regulatory approval risk;

• psychedelic regulatory risks;

• decriminalization of psychedelics;

• enforcing contracts;

• unfavourable publicity or consumer perception;

• the psychedelic therapy industry is difficult to quantify and investors will be reliant on their own estimates of the accuracy of market data;

• return on investment is not guaranteed;

• negative cash flow from operations;

• ongoing impact of COVID-19;

• limited operating history;

• going concern risk;

• none of the Company's product candidates has to date received regulatory approval for their intended commercial sale;

• failure to follow regulatory requirements;

• additional financing needs;

• intellectual property rights;

• pre-clinical and clinical trials, including reliance on third parties to conduct such trials;

• the Company may be required to suspend or discontinue clinical trials because of adverse side effects or other safety risks that could preclude approval of its drug candidates;

• the Company faces product liability exposure, which, if not covered by insurance, could result in significant financial liability;

• in light of the Company's current resources and limited experience, it may need to establish successful third party relationships to successfully commercialize its future product candidates;

• rapid technological change;

• protection and enforcement of intellectual property rights;

• litigation risks;

• there may be larger, better financed companies which may become competition for the Company;

• reliance on management;

• dividends;

• limited market for securities;

• permits and licenses;

• uninsurable risks;

• the lack of product commercialization;

• the lack of experience of the Company/management in marketing, selling and distributing products;

• risks associated with future acquisitions;

• difficulty to forecast;

• conflicts of interest;

• global economy risk;

• difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our executive officers and most of our directors reside outside the United States;

• the market price of the Common Shares may be subject to wide price fluctuations;

• volatility in the Common Shares or Warrant price may subject the Company to securities litigation;

• because the SEC imposes additional sales practice requirements on brokers who deal in securities that are deemed penny stocks, some brokers may be unwilling to trade in the Company's securities meaning that you may have difficulty reselling your shares and Warrants, which may cause the value of your investment to decline;

• FINRA sales practice requirements may limit your ability to buy and sell the Common Shares and Warrants which could depress the price of the Common Shares and Warrants;

• you may face significant restrictions on the resale of your shares and Warrants due to state "blue sky" laws;

• the Company has broad discretion in the use of the net proceeds from this offering and may not use them effectively;

• the Company is a foreign private issuer within the meaning of the rules of the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies;

• no existing trading market (other than for the Common Shares);

• future sales may affect the market price of the Common Shares; and

• as an "emerging growth company" under applicable laws, the Company will be subject to lessened disclosure requirements, such reduced disclosure may make the Common Shares or Warrants less attractive to investors.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company's behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this prospectus and other documents that we may file from time to time with the securities regulators.

PROSPECTUS SUMMARY

The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus. You should read carefully the entire document, including our historical and pro forma financial statements and related notes, to understand our business, the units, the Common Shares, the Warrants and the other considerations that are important to your decision to invest in the offering. You should pay special attention to the "Risk Factors" section beginning on page 11. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

All references to "$" or "dollars", are expressed in Canadian dollars unless otherwise indicated.

Our Company

Algernon Pharmaceuticals Inc. ("Algernon" or the "Company") is a clinical stage drug re-purposing company that investigates safe, already approved drugs, and naturally occurring compounds, for new disease applications, moving them efficiently and safely into new human trials, developing new formulations and seeking new regulatory approvals. The Company specifically investigates compounds that have never been approved in the U.S. or Europe to avoid off label prescription writing. Off label prescription writing can interfere with the normal economic pricing models and revenue potential of newly approved drug treatments and may make them less attractive targets for licensing or acquisition.

Algernon's drug discovery program is based on the concept of drug repurposing. Drug repurposing is the process of discovering new therapeutic uses for existing drugs. Repurposing offers several benefits over traditional drug development including a reduction in investment and risk, shorter research periods and as a result, a longer active patent life.

Clinical Pipeline

Candidate	Indication	Development Stage	Upcoming Milestone
AP-188	Stroke	Phase 1	Initiate Phase 1 study in the U.K. Q4-2021
NP-120	Idiopathic Pulmonary Fibrosis & Chronic Cough	Phase 2	Final data from Q4 - 2021
NP-135 & NP 160	Non Alcoholic Steatohepatitis (NASH)	Preclinical
NP-135, NP-160 & NP-251	Chronic Kidney Disease	Preclinical
NP-120 & NP-178	Inflammatory Bowel Disease	Preclinical
NP 120	Pancreatic Cancer	Preclinical
NP 120	Small Cell Lung Cancer	Preclinical

Drug Compound Legend

AP-188 ("DMT")

DMT also known as N,N-Dimethyltryptamine, is a known psychedelic compound that is part of the tryptamine family (other drugs in the tryptamine family include psilocybin and psilocin). DMT occurs naturally in many plant species and animals and has been used in religious ceremonies as a traditional spiritual medicine by indigenous people in the Amazonian basin. DMT can also be synthesised in a laboratory.

NP-120 ("Ifenprodil")

Ifenprodil is an N-methyl-D-aspartate (NMDA) receptor antagonist specifically targeting the NMDA-type subunit 2B (GluN2B). Ifenprodil prevents glutamate signalling. The NMDA receptor is found on many tissues including lung cells, T-cells, and neutrophils.

Ifenprodil was developed in France and introduced into the Japanese market in 1982 by a global pharmaceutical company.

NP-135 ("Bemethyl")

Bemethyl: 2‐(Ethylthio) benzimidazole) is a drug developed in the USSR in the 1970s, and after initial tests on Soviet cosmonauts and soldiers in extreme conditions (fatigue, high altitude) the drug was used to improve athletic performance, including preparing the USSR national team for the Olympic Games. Bemethyl remains registered as a drug in only three countries: Ukraine, Republic of Moldova, and Georgia (commercial names: Bemitil, Metaprot, and Bemaktor). Owing to its activity, the World Anti‐Doping Agency (WADA) included Bemethyl in its 2018 monitoring program.

NP-160 ("Bromantane")

Bromantane: N-2-adamantil-N-(para-bromophenyl-amine) was also developed in the Soviet Union in the 1980s and has been manufactured in Russia (commercial name: Ladasten) since 1997. Most recently the drug was manufactured by Pharmstandard, a large Russian domestic pharmaceutical company, until the end of 2018. Similar to Bemethyl, Bromantane, also improved performance under extreme conditions and was later repurposed as a more general treatment for neurasthenia. The drug is currently on the WADA list of banned substances.

NP 178 ("Emoxypine")

Emoxypine (6-methyl-2-ethyl-3-hydroxypyridine) is a highly genericized and widely used drug available in Russia and the Ukraine. The branded commercial form (Mexidol) is currently undergoing phase III testing for ischemic stroke by Pharmasoft, a Russian specialty pharmaceutical company. It appears to have anti-hypoxic activities and possible Nrf2 modulation.

NP-251

NP-251 was developed in Japan and approved in 1987. NP-251 is no longer available in Japan where it was initially approved as an anti-allergy medication. It was withdrawn from the market in 2014 for sales reasons.

Intellectual Property

With the exception of DMT, all of the Company's lead compounds are older than 20 years and the original composition of matter patents have expired. Since DMT is naturally occurring, a composition of matter patent was never filed. In order to build an intellectual property position around its discoveries, Algernon has filed new method of use patents for each of its lead compounds in the above stated disease areas, in addition to dosing and formulation patents. For example, and as it pertains to the treatment of kidney diseases, the Company is the owner of United States patent application 17/255,364 (published as United States publication number 2021/0260000) and its related counterpart applications in Canada, China, the European Union, and Japan, Where Algernon deemed it necessary, the Company has also filed patent applications in respect of chemical modifications and derivatives of certain of its lead compounds (see, for example, international patent applications PCT/CA2020/050407, PCT/CA2020/050408, and PCT/CA2020/050409).

The Company signed a license agreement with Dartmouth College for the rights to U.S. Pat. No. 9,084,775 that covers, methods for diagnosing and treating neuroendocrine cancer, specific to NMDA receptors.

Incorporation

The Company was incorporated pursuant to the laws of the Province of British Columbia, Canada, on April 10, 2015 as "PBA Acquisitions Corp.", a wholly-owned subsidiary of Petro Basin Energy Corp. ("Algernon Parent"). On July 23, 2015, the Company changed its name to "Breathtec Biomedical, Inc.". The Company entered into an arrangement agreement with Algernon Parent and the plan of arrangement was completed on September 23, 2015. On February 19, 2019, the Company changed its name to "Algernon Pharmaceuticals Inc.". The Company has an August 31, fiscal year end. As of August 31, 2021, the Company had 167,486,769 Common Shares outstanding.

The Company's principal executive offices are located at Suite 915 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8. Our telephone number is (604) 398-4175 ext 701. The Company's website address is http://algernonpharmaceuticals.com. Information on our website does not constitute part of this Prospectus. The Company's registered and records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Implications of Being a Foreign Private Issuer

We are considered a foreign private issuer as defined in Rule 3b-4(c) under the U.S. Securities Exchange Act of 1934, as amended or the Exchange Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being an Emerging Growth Company

We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act". An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

• the ability to include only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations disclosure; and

• an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our Common Shares held by non-affiliates or issue more than US$1 billion of non-convertible debt over a three-year period.

Strategy

The Company is engaged in advancing a number of repurposed genericized drugs into phase II clinical trials for the global disease areas of NASH, CKD and IBD, IPF, Chronic Cough, stroke, pancreatic and small cell lung cancer.

The compounds being advanced by the Company have all performed equal to or better than the positive controls used in the Company's widely accepted pre-clinical in vivo animal research studies.

Algernon's business strategy is to fast track a number of its lead compounds into phase II clinical trials as quickly and as inexpensively as possible by leveraging the currently existing regulatory approval and finished product supply in the country of origin where the drugs were originally approved. Conducting off label phase II trials in the drugs' currently approved market would save the company from having to synthesize the compounds and conduct all of the preclinical toxicology work. This additional work would in comparison, add significant time and costs to the Company's development timeline and budget.

Based on the results of some of the feasibility studies in progress, the Company believes that conditions exist that could allow the Company to conduct up to four off-label phase II trials without having to do any compound manufacturing or additional pre-clinical work. This would include conducting multiple trials for different diseases with the same lead compound. A final decision will be made on which compounds, diseases and locations will be included in the phase II trials once all of the feasibility studies are completed.

The Company is planning to conduct a minimum of two phase II clinical trials simultaneously in order to improve the Company's potential of success. Ensuring the Company is not conducting and relying on a single phase II clinical trial is key part of the current strategy. In the United States, the regulatory pathway is well established. A high-level synopsis of the process is as follows: (i) preclinical research in animals establishes toxicity and animal efficacy; synthesis and formulation are also characterized - this process takes between 3-8 years; (2) following preclinical work, an Investigational New Drug application ("IND") is filed, allowing use of the drug candidate in humans; (3) Phase 1 first in human studies establish safety, pharmacokinetics and preliminary dose information and takes approximately one year - these Phase 2 studies test the drug for safety in the target population and provide early efficacy signals - one to two years is typical, and multiple phase 2 studies may be required; (4) Phase 3 studies are large and used to support registration, and provide confirmation of efficacy as well as safety - these phase 3 studies can take multiple years to complete; and (5) following completion of clinical work, a New Drug Application (NDA) is filed; after one year review, marketing authorization may be granted. All new chemical entities must follow this path. See chart on page 35 for more details.

Subject to the success of the phase II trials, the Company plans to engage in licensing, partnership and or acquisition (as the target) discussions with a number of larger pharmaceutical partners. If for whatever reason, a partnership, license or acquisition opportunities do not materialize, the Company will explore moving all successful phase II compounds forward into phase III clinical trials.

At present, the Company does not plan to develop a sales team to advance the marketing sales and distribution of any of its lead compounds if such compounds achieve regulatory approval in any given market. The Company's strategy is to look for moments of inflection where the potential exists to be able to consummate the best possible licensing, partnership or acquisition transaction.

Recent Developments

There have been no material developments in the Company's business since October 19, the date of this Prospectus, which have not been disclosed in this Prospectus.

OFFERING SUMMARY

Units Offered:	[●] units (excluding the over-allotment discussed below), based on the last reported price of our Common Shares as reported on the OTCQB on [●], 2021, which was US$[●] per share.

Separability of Common Shares and Warrants:

The units will not be issued or certificated. Instead, the Common Shares and the Warrants underlying the units will be issued separately and may be resold separately, although they will have been purchased together in this offering.

Shares Offered:

[●] Common Shares are included in the units (excluding the over-allotment discussed below), assuming a public offering price of US$[●] per unit, which is the last reported sale price of our Common Shares on the OTCQB on [●], 2021.

Warrants Offered:

[●] Warrants are included in the units (excluding the over-allotment discussed below), assuming a public offering price of US$[●] per unit, which is the last reported sale price of our Common Shares on the OTCQB on [●], 2021. Each Warrant will entitle the holder to purchase one Common Share at an exercise price of [●]% of the price of the units in this offering, or US$[●] per share. The Warrants shall be exercisable from the date of issuance, which is the closing date of this offering, and expire on the [●] year anniversary thereof. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, at our election, upon exercise, either pay a cash adjustment in respect of such fraction (in an amount equal to such fraction multiplied by the exercise price) or round the number of shares to be received by the holder up to the next whole number.

Offering Price:	US$[●] per unit.

Over-allotment:

We have granted the underwriters a [●]-day option (commencing from the date of this Prospectus) to purchase up to an additional [●] Common Shares and/or up to an additional [●] Warrants at the public offering price per Common Share and per Warrant as set forth on the cover page of this prospectus, less the underwriting discount and commissions, solely to cover over-allotments, if any, in each instance assuming a public offering price of [●] per unit, which is the last reported sale price of our Common Shares on the OTCQB on [●], 2021.

Shares Outstanding Prior to the Offering:	[●] Common Shares as of [●], 2021.

Shares Outstanding After the Offering:

[●] Common Shares will be outstanding immediately after the offering (or [●] Common Shares if the underwriters exercise their over-allotment option in full) assuming a public offering price of US$[●] per unit, which is the last reported sale price of our Common Shares on the OTCQB on [●], 2021.

Assuming that all of the Warrants sold in the offering are exercised and we issue no additional Common Shares, [●] Common Shares will be outstanding after the offering (or [●] if the underwriters exercise their over-allotment option in full) assuming a public offering price of US$[●] per unit, which is the last reported sale price of our Common Shares on the OTCQB on [●], 2021.

Gross Proceeds:

We will receive gross proceeds of approximately US$[●] (or US$[●] if the underwriters exercise their over-allotment option in full). We would receive additional gross proceeds of approximately US$[●] if all of the Warrants included in the units are exercised (or US$[●] if the underwriters exercise their over-allotment option in full and the Warrants included in the units are exercised).

Use of Proceeds:	We intend to use the net proceeds from this offering for plant and equipment, research and development, sales and marketing and for general working capital.

Compensation Warrants:

We have agreed to issue to the Representative Compensation Warrants to purchase up to a total of [●] Common Shares (equal to 5.0% of the Common Shares sold in this offering). The Compensation Warrants will be immediately exercisable from time to time, in whole or in part, commencing on the date of issuance until [●] years from the commencement of sales of this offering. The Compensation Warrants are exercisable at a per share price of US$[●]. The Compensation Warrants and the Common Shares underlying the Compensation Warrants are being registered hereby.

The Representative:	Ladenburg Thalmann & Co. Inc.

Market for our Common Shares:

Our Common Shares are currently quoted on the OTCQB, and listed for trading on the CSE and the XFRA under the symbols “AGNPF”, “AGN” and “AGW”, respectively. On October 18, the closing price of our Common Shares was US$0.0647, CAD$0.075 and €0.0437 respectively. As of October 18, 2021, the last reported sale price of our Common Share on the OTCBQ was US$0.0647 per share, and on October 18, 2021 we had 167,486,789 Common Shares outstanding. We intend on applying to have our Common Shares listed on the Nasdaq Capital Market under the symbol “[●]”. The successful listing of our Common Shares and Warrants on the Nasdaq Capital Market is a condition of this offering.

Market for our Warrants:	Currently, there is no public trading market for the Warrants included in the units. We intend on applying to have the Warrants listed on the Nasdaq Capital Market under the symbol "[●]W".

Risk Factors:	See "Risk Factors" and the other information in this Prospectus for a discussion of the factors you should consider before deciding to invest in our securities.

Except as otherwise indicated, all information in this prospectus is based on 167,486,789 shares of common stock outstanding as of October 18, 2021 and excludes the shares of common stock being offered by this prospectus and issuable upon exercise of the Warrants and also excludes the following:

  8,350,000 Common Shares issuable upon the exercise of outstanding options, with a weighted-average exercise price of $0.22 per share;

  35,667,010 Common Shares issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $0.46 per share; and

  1,543,342 Common Shares issuable upon the exercise of broker warrant units, with a weighted-average exercise price of $0.343 per broker warrant unit.

Summary Financial Data

The summary financial information set forth below has been derived from our audited financial statements for the fiscal year ended August 31, 2020, 2019 and 2018 and from our unaudited financial statements for the three and nine months ended May 31, 2021, respectively. You should read the following summary financial data together with our historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus and with the information set forth in the section titled "Management's Discussion And Analysis Of Financial Conditions And Results Of Operations".

Consolidated Statements of Financial Position

	Year ended August 31, 2020	Year ended August 31, 2019	Year ended August 31, 2018	Nine Months Ended May 31, 2021	Three Months Ended May 31, 2021
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Net Loss	$8,538,207	$1,895,563	$937,594	$7,493,813	$1,673,993
Comprehensive Loss	$8,554,912	$1,897,621	$929,840	$7,561,758	$1,756,641
Loss per Common Share - Basic and Fully Diluted	$0.10	$0.04	$0.03	$0.05	$0.01

	August 31, 2020	August 31, 2019	August 31, 2018	May 31, 2021
Cash and Cash Equivalents	$6,121,424	$207,812	$1,251,058	$3,288,008
Total Current Assets	$7,738,225	$278,863	$1,294,694	$6,404,869
Total Assets	$12,823,968	$5,338,103	$1,422,899	$11,627,163
Current Liabilities	$607,053	$365,464	$57,034	$1,900,106
Total Liabilities	$607,053	$365,464	$57,034	$1,900,106
Total Shareholders' Equity	$12,216,915	$4,972,639	$1,365,865	$9,727,057

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our securities. Refer to "Special Note Regarding Forward Looking Statements".

There is no assurance that we will be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause, or that these potential risks and uncertainties are a complete list of the risks and uncertainties facing us. Furthermore, there may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

Violations of laws and regulations could result in repercussions, and psychedelic inspired drugs may never be approved as medicines.

In Canada, under the CDSA, DMT is classified as a Schedule III drug and as such, medical and recreational use is illegal under the Canadian laws. Certain other jurisdictions, including the jurisdictions in which we have engaged third-party contractors, including Finland (EU) and the United Kingdom, have similarly regulated DMT. There is no guarantee that DMT will ever be approved as medicines in any jurisdiction in which we or our third-party contractors operate. Our third party contractors are required to conduct programs involving DMT in strict compliance with the laws and regulations regarding the production, storage and use of DMT. As such, all facilities engaged with such substances by or on our behalf do so under current licenses and permits issued by appropriate federal, state and local governmental agencies. While a portion of our research programs will be focused on using psychedelic inspired compounds, we do not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which we operate and do not intend to have any such involvement. However, a violation of any Canadian laws and regulations, such as the CDSA, or of similar legislation in the other jurisdictions, including Finland (EU) and the United Kingdom, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which we or our third party contractors operate, or by private citizens, or through criminal charges. The loss of the necessary licenses and permits for Schedule III drugs by our third party contractors could have an adverse effect on our operations.

We rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance, medical information and logistical responsibilities

We rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance medical information, and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure. We also rely on third parties to perform critical services, including preclinical testing, clinical trial management, analysis and reporting, regulatory, pharmacovigilance, medical information and logistical services.

Outsourcing these functions involves risk that third party providers may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. If any contract research organization fails to comply with applicable regulatory requirements, the research and data generated may be deemed unreliable to regulatory authorities. Additional pre‐clinical and clinical trials may be required before approval of marketing applications will be given. We cannot provide assurance that all third party providers will meet the regulatory requirements for research and pre‐clinical trials. Failure of third party providers to meet regulatory requirements could result in repeat pre‐clinical and clinical trials, which would delay the regulatory approval process or result in termination of pre‐clinical and clinical trials. Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition.

These third parties may not be available on acceptable terms when needed or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. This non-compliance may be due to a number of factors, including inadequacies in third-party systems and processes or execution failure. We may also experience unexpected cost increases that are beyond our control. As a result, we may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes us to find alternative third parties may cause a delay, extension or termination of its preclinical studies or clinical trials and we may incur significant costs to replicate data that may be lost. These third parties may also have relationships with other commercial entities, some of which may compete with Algernon. In addition, if such third parties fail to perform their obligations in compliance with regulatory requirements and our protocols, our preclinical studies or clinical trials may not meet regulatory requirements or may need to be repeated and its regulatory filings, such as marketing authorizations or new drug submissions, may not be completed correctly or within the applicable deadlines. As a result of Algernon's dependence on third parties, we may face delays or failures outside of our direct control in our efforts to develop product candidates.

We are subject to regulatory approval risks.

Algernon's and its contract research organizations' research and development activities are and will be significantly regulated by a number of governmental entities, including Health Canada, the European Medicines Agency (the "EMA"), the Home Office in the U.K. and the FDA. Regulatory approvals are required prior to each clinical trial and we and our contract research organizations may fail to obtain the necessary approvals to commence or continue clinical testing in one or more jurisdictions. The time required to obtain approval by regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials. Any analysis of data from clinical activities we and our contract research organizations perform is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary by jurisdiction. We and our contract research organizations could fail to receive regulatory approval for our planned research for many reasons, including but not limited to:

• disagreement with the design or implementation of clinical trials;

• failure to demonstrate that a product candidate is safe and effective for its proposed indication;

• failure of clinical trials to meet the level of statistical significance required for approval;

• failure to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

• disagreement with our interpretation of data from preclinical studies or clinical trials;

• the insufficiency of data collected from clinical trials to support the submission and filing of a submission to obtain regulatory approval;

• deficiencies in the manufacturing processes or the failure of facilities of collaborators with

• whom we contract for clinical supplies to pass a pre-approval inspection; or

• changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

We are subject to psychedelic regulatory risks.

Psychedelic therapy is a new and emerging industry with ambiguous existing regulations and uncertainty as to future regulations. Certain psychedelics may be illegal substances other than when used for scientific or medical purposes. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward‐looking statements. This industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could make future capital investments or operations uneconomic. The psychedelic therapy industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

Decriminalization of psychedelics.

Despite the current status of DMT as a controlled substance in the Canada, the European Union ("EU"), the United Kingdom and United States, there may be changes in the status of DMT under the laws of certain jurisdictions. Possession of psilocybin, for example, was voted to be decriminalized in May 2019 in Denver and in November 2020, voters in Oregon approved the legal medical use of "psilocybin products", including magic mushrooms, to treat mental health conditions in licensed facilities with registered therapists (Measure 109). The legalization of psychedelics with inadequate regulatory oversight may lead to the development of psychedelic tourism in such states in clinics without proper therapeutic infrastructure or adequate clinical research. While drug laws pertaining to DMT are less likely to be as forthcoming, the expansion of such an industry which could put patients at risk may bring reputational and regulatory risk to the entire industry, leading to challenges for Algernon to achieve regulatory approval. The legalization of psilocybin, and potentially other psychedelic compounds (including DMT) in the future may also impact commercial sales for Algernon due to a reduced barrier to entry leading to a risk of increasing competition.

We may face difficulties in enforcing contracts.

Due to the nature of our business and the fact that certain of our contracts involve the possession, manufacture, production or supply of DMT, the use of which is not legal under UK, EU, U.S. or Canadian law and in certain other jurisdictions, we may face difficulties in enforcing our contracts in the courts in the UK, EU, U.S. or Canada. The inability to enforce any of our contracts could have a material adverse effect on our business, operating results, financial condition or prospects.

In order to manage our contracts with contractors, we will ensure that such contractors are appropriately licensed. Were such contractors to operate outside the terms of these licenses, we may experience an adverse effect on our business, including the pace of development of our product.

The success of the industry in which we operate may be significantly influenced by the public's perception of psychedelic inspired medicinal applications.

The success of the industry in which we operate may be significantly influenced by the public's perception of psychedelic inspired medicinal applications. There is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to psychedelic inspired medicine will be favourable. The industry in which we operate is in its early stages and is constantly evolving, with no guarantee of viability. The market for psychedelic inspired medicines is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic inspired medicines may have a material adverse effect on our operational results, consumer base and financial results. While we are undertaking research programs using psychedelic inspired compounds, and does not advocate for the legalization of any psychedelic substances or deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks, any unfavourable publicity or consumer perception regarding psychedelic substances (in addition to psychedelic inspired medicines) could also have a material adverse effect on our operational results, consumer base and financial results.

The psychedelic therapy industry is difficult to quantify and investors will be reliant on their own estimates of the accuracy of market data.

Because the psychedelic therapy industry is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in Algernon and, few, if any, established companies whose business model we can follow or upon whose success we can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in Algernon. There can be no assurance that our estimates are accurate or that the market size is sufficiently large for our business to grow as projected, which may negatively impact our financial results.

There is no guarantee that an investment in the securities described herein will provide any positive return in the short term or long term.

There is no guarantee that an investment in the securities described herein will provide any positive return in the short term or long term. An investment in our securities is speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our securities described herein is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

We have reported negative cash flow from operations and we anticipate having negative cash flow from operating activities in future periods.

During the year ended August 31, 2020, we had negative cash flow from operating activities, reported a net comprehensive loss of $8,554,912 and net loss per Common Share of $0.10. For the three and nine months ended May 31, 2021 we had a negative cash flow of operating activities, reported a net comprehensive loss of $7,561,758 and net loss per share of $0.05. We anticipate that we will have negative cash flow from operating activities in future periods. To the extent that we have negative cash flow in any future period, certain of the net proceeds from any offering we undertake may be used to fund such negative cash flow from operating activities, if any.

The impact of the novel coronavirus (COVID-19) pandemic on the global economy and our operations remains uncertain, which could have a material adverse impact on our business, financial condition and results of operations.

Since December 31, 2019, governments worldwide have been enacting emergency measures to combat the spread of COVID-19. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The development and operation of our business plan is dependent on labour inputs and governmental approvals, which could be adversely disrupted by the ongoing impact of COVID-19. While it is difficult to predict the impact of the coronavirus outbreak on our business, measures taken by the Canadian government and voluntary measures undertaken by us with a view to the safety of our employees, may adversely impact our business. While the pandemic has not materially affected our clinical trials and research, its continued disruption may delay our timeline with respect to planned clinical trials. The ultimate extent of the impact of the pandemic on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the pandemic and actions taken to contain or prevent the further spread of COVID-19, among others. Thus, the current pandemic could therefore materially and adversely affect our business, financial condition and results of operations.

While governments have commenced vaccination programs, the COVID-19 pandemic continues to result in widespread global infections and fatalities, market volatility and impact global economic activity. Despite reductions in such measures and the current vaccination programs instituted by many governments, there remains significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on our operations and on global financial markets.

We have a limited history of operations and is considered a development stage company.

We have a limited history of operations and are considered a development stage company. As such, we are subject to many risks common to such enterprises, including under‐capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders' investment and the likelihood of our success must be considered in light of our early stage of operations.

We are subject to going‐concern risks.

The Company's consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

The success of our business also depends in part upon our ability to identify, license or discover additional product candidates

Although a substantial amount of our effort will focus on the continued research and preclinical and clinical testing, potential approval and commercialization of our existing product candidates, the success of our business also depends in part upon our ability to identify, license or discover additional product candidates. Our research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following:

• our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

• we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

• our product candidates may not succeed in pre‐clinical or clinical testing;

• our product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

• competitors may develop alternatives that render our product candidates obsolete or less attractive;

• product candidates we develop may be covered by third parties' patents or other exclusive rights;

• the market for a product candidate may change during our program so that such a product may become unreasonable to continue to develop;

• a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

• a product candidate may not be accepted.

If any of these events occurs, we may be forced to abandon our development efforts to identify, license or discover additional product candidates, which could have a material adverse effect on our business, prospects, results of operations and financial condition and could potentially cause us to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

None of our product candidates has to date received regulatory approval for their intended commercial sale.

None of our product candidates has to date received regulatory approval for their intended commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous preclinical testing and clinical trials and passed such jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of a product candidate before it can be submitted for regulatory approval. Even if a product candidate is approved by the applicable regulatory authority, we may not obtain approval for an indication whose market is large enough to recover our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

Failure to follow regulatory requirements will have a materially negative impact on our business.

Our prospects must be considered in light of the risks, expenses, shifts, changes and difficulties frequently encountered with companies whose businesses are regulated by various federal, state and local governments. The health care, wellness, workers compensation and similar companies are subject to a variety of regulatory requirements and the regulatory environment is ever changing particularly with recent legislation, the full impact of which is not yet understood as regulations have not been issued. Failure to follow applicable regulatory requirements will have a materially negative impact on our business. Furthermore, future changes in legislation cannot be predicted and could irreparably harm our business.

We will require equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transaction. There can be no assurance that additional financing will be available to us when needed or on terms which are acceptable.

We will require equity and/or debt financing to support on‐going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to us when needed or on terms which are acceptable. Our inability to raise financing to fund capital expenditures or acquisitions could limit our growth and may have a material adverse effect upon our business, prospects, results of operations and financial condition.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Because of the early stage of the industry in which we will operate, we expect to face additional competition from new entrants. To become and remain competitive, we will require research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect our business, financial condition and results of operations.

We could be adversely affected if we do not adequately protect our intellectual property rights.

We could be adversely affected if we do not adequately protect our intellectual property rights. We regard our marks, inventions, confidential information and trade secrets and other intellectual property rights as critical to our success. To protect our investments and our rights in these various intellectual properties, we may rely on a combination of patents, trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with our employees, clients, strategic partners, acquisition targets and others to protect proprietary rights. There can be no assurance that the steps taken by us to protect proprietary rights will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks and similar proprietary rights, or that we will be able to detect unauthorized use and take appropriate steps to enforce rights. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, there can be no assurance that other parties will not assert infringement claims against us. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

We rely on trade secrets to protect technology where we do not believe patent protection is appropriate or obtainable. Trade secrets are difficult to protect. While commercially reasonable efforts to protect trade secrets will be used, strategic partners, employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose information to competitors.

If we are not able to defend patents or trade secrets, then we will not be able to exclude competitors from developing or marketing competing products, and we may not generate enough revenue from product sales to justify the cost of development of products and to achieve or maintain profitability.

Our clinical trials for each product candidate may fail to adequately demonstrate the safety and efficacy of that candidate, which could force us to abandon our product development plans for that product candidate. We will rely on third parties to conduct our product development, chemistry activities, as well as pre‐clinical and clinical trials. If these third parties do not perform as contractually required or as otherwise expected we may not be able to obtain regulatory approval for our product candidates, which may prevent us from becoming profitable.

Our clinical trials for each product candidate may fail to adequately demonstrate the safety and efficacy of that candidate, which could force us to abandon our product development plans for that product candidate. Before obtaining regulatory approval for the commercial sale of any of our product candidates, we must demonstrate, through lengthy, complex and expensive pre‐clinical testing and clinical trials, that each product is both safe and effective for use in each target indication. Clinical trial results are inherently difficult to predict, and the results we have obtained or may obtain from third‐party trials or from our own trials may not be indicative of results from future trials. We may also suffer significant setbacks in advanced clinical trials even after obtaining promising results in earlier studies.

Although we intend to modify any of our protocols in ongoing studies or trials to address any setbacks, there can be no assurance that these modifications will be adequate or that these or other factors will not have a negative effect on the results of our clinical trials. This could significantly disrupt our efforts to obtain regulatory approvals and commercialize our product candidates. Furthermore, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable safety risk to patients, either in the form of undesirable side effects or otherwise. If we cannot show that our product candidates are both safe and effective in clinical trials, we may be forced to abandon our business plan.

We will rely on third parties to conduct our product development, chemistry activities, as well as pre‐clinical and clinical trials. If these third parties do not perform as contractually required or as otherwise expected we may not be able to obtain regulatory approval for our product candidates, which may prevent us from becoming profitable.

As part of the regulatory process, we would need to conduct clinical trials for any drug candidate to demonstrate safety and efficacy to the satisfaction of the regulatory authorities, including the FDA for the U.S. and Health Canada for Canada should we decide to seek approval in those jurisdictions. Clinical trials are subject to rigorous regulatory requirements and are expensive and time‐consuming to design and implement. We may experience delays in clinical trials for any of our drug candidates, and the projected timelines for continued development of the technologies and related drug candidates by us may otherwise be subject to delay or suspension. Any planned clinical trials might not begin on time; may be interrupted, delayed, suspended, or terminated once commenced; might need to be redesigned; might not enroll a sufficient number of patients; or might not be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including the following:

• delays in obtaining regulatory approval to commence a trial;

• imposition of a clinical hold following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities;

• imposition of a clinical hold because of safety or efficacy concerns by the FDA, a data safety monitoring board or committee or by us;

• delays in reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;

• delays in obtaining required monitoring Board approval at each site for clinical trial protocols;

• delays in identifying, recruiting and training suitable clinical investigators;

• delays in recruiting suitable patients to participate in a trial;

• delays in having patients complete participation in a trial or return for post‐treatment follow‐up;

• clinical sites dropping out of a trial to the detriment of enrollment;

• time required to add new sites;

• delays in obtaining sufficient supplies of clinical trial materials, including comparator drugs;

• delays resulting from negative or equivocal findings of a data safety monitoring board for a trial; or

• adverse or inconclusive results from pre‐clinical testing or clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials, and clinicians' and patients' perceptions as to the potential advantages of the biologic being studied in relation to other available therapies, including any new biologics that may be approved for the indications we are investigating. Any of these delays in completing our clinical trials could increase costs, slow down the product development and approval process, and jeopardize our ability to commence product sales and generate revenue.

Pre-clinical and clinical trials will be lengthy and expensive.

Pre‐clinical and clinical trials will be lengthy and expensive. Delays in clinical trials are common for many reasons and any such delays could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales as currently contemplated.

We may be required to suspend or discontinue clinical trials because of adverse side effects or other safety risks that could preclude approval of our drug candidates.

Clinical trials may be suspended or terminated at any time for a number of reasons. A clinical trial may be suspended or terminated by us, our collaborators, the FDA, or other regulatory authorities because of a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, presentation of unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using the investigational biologic, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings of the data safety monitoring board for a clinical trial. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. If we elect or are forced to suspend or terminate any clinical trial of any proposed product that we develop, the commercial prospects of such proposed product will be harmed and our ability to generate product revenue from such proposed product will be delayed or eliminated. Any of these occurrences could have a materials adverse effect on our business, prospects, results of operations and financial condition.

We face product liability exposure, which, if not covered by insurance, could result in significant financial liability.

The risk of product liability is inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Product candidates and products that we may commercially market in the future may cause, or may appear to have caused, injury or dangerous drug reactions, and expose us to product liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, corporate collaborators or others selling such products. If our product candidates during clinical trials were to cause adverse side effects, we may be exposed to substantial liabilities. Regardless of the merits or eventual outcome, product liability claims or other claims related to our product candidates may result in:

• decreased demand for our products due to negative public perception;

• injury to our reputation;

• withdrawal of clinical trial participants or difficulties in recruiting new trial participants;

• initiation of investigations by regulators;

• costs to defend or settle related litigation;

• a diversion of management's time and resources;

• substantial monetary awards to trial participants or patients;

• product recalls, withdrawals or labeling, marketing or promotional restrictions;

• loss of revenues from product sales; and

• the inability to commercialize any of product candidates, if approved.

We intend to obtain clinical trial insurance once a clinical trial is initiated. However, the insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Insurance coverage is becoming increasingly expensive, and, in the future, we, or any of our collaborators, may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or at all to protect against losses due to liability. Even if our agreements with any future collaborators entitle us to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of our product candidates. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on our business, prospects, results of operations and financial condition.

In light of our current resources and limited experience, we may need to establish successful third‐party relationships to successfully commercialize our future product candidates.

The long‐term viability of our future product candidates may depend, in part, on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies, non‐profit organizations and government agencies. Establishing strategic collaborations and obtaining government funding is difficult and time‐consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position or based on their internal pipeline; government agencies may reject contract or grant applications based on their assessment of public need, the public interest, the ability of our products to address these areas, or other reasons beyond our expectations or control. If we fail to establish a sufficient number of collaborations or government relationships on acceptable terms, we may not be able to commercialize any future drug candidates or generate sufficient revenue to fund further research and development efforts.

Even if we establish new collaborations or obtains government funding, these relationships may never result in the successful development or commercialization of any drug candidates for several reasons, including the fact that:

• we may not have the ability to control the activities of our partners and cannot provide assurance that they will fulfill their obligations to us, including with respect to the license, development and commercialization of drug candidates, in a timely manner or at all;

• such partners may not devote sufficient resources to our drug candidates or properly maintain or defend our intellectual property rights;

• relationships with collaborators could also be subject to certain fraud and abuse laws if not structured properly to comply with such laws;

• any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of drug candidates and affect our ability to realize product revenue; and

• disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time‐consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals and commercialization activities.

If we or our collaborators fail to maintain our existing agreements or in the event we fail to establish agreements as necessary, we could be required to undertake research, development, manufacturing and commercialization activities solely at our own expense. These activities would significantly increase capital requirements and, given our lack of sales, marketing and distribution capabilities, significantly delay the commercialization of future drug candidates.

Our business is subject to rapid technological changes.

Our business is subject to rapid technological changes. Failure to keep up with such changes could have a material adverse effect on our business, prospects, results of operations and financial condition. We are subject to the risks of companies operating in the medical and healthcare business.

The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. As a result, an investment in the Common Shares is highly speculative and is only suitable for investors who recognize the high risks involved and can afford a total loss of investment.

There can be no assurance that contractual arrangements or other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies.

We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our officers and contractors, and nondisclosure agreements with parties with which we conduct business in order to limit access to and disclosure of our proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third‐party development of similar technologies.

Other companies may claim that we infringe their intellectual property, which could have a material adverse effect upon our business, prospectus, results of operations and financial condition.

To date, we have not been notified that our technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, prospects, results of operations and financial condition.

We are subject to litigation risks.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us such a decision could adversely affect our ability to continue operating and the market price for the Common Shares. Even if we are involved in litigation and win, litigation can redirect significant company resources.

Our commercial success will depend in part on not infringing upon the patents and proprietary rights of other parties and enforcing our own patents and proprietary rights against others. The research and development programs will be in highly competitive fields in which numerous third parties have issued patents and pending patent applications with claims closely related to the subject matter of our programs. We are not currently aware of any litigation or other proceedings or claims by third parties that our technologies or methods infringe on their intellectual property.

While it is our practice to undertake pre-filing searches and analyses of developing technologies, they cannot guarantee that they have identified every patent or patent application that may be relevant to the research, development, or commercialization of our products. Moreover, we can provide no assurance that third parties will not assert valid, erroneous, or frivolous patent infringement claims.

There may be larger, better financed companies which may become our competition.

There is high potential that we will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and research and manufacturing than us. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

At present, management believes that there are a number of drug development companies, on a global scale, that are advancing compounds for the treatment of NASH, IBD, CKD, IPF, chronic cough, pancreatic and small cell lung cancers and are in various stages of development from pre‐clinical up to and including Phase 3 human trials.

Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, prospects, results of operations and financial condition.

We believe that the principal competitive factors in our market are our ability to develop drug compounds that are more efficacious than the current gold standard treatment of other drugs underdevelopment, to protect our intellectual property and to also be the first company to deliver its medical device products to the market on a timely and cost-effective basis. Better performing drugs and the expansion of existing technologies may increase the competitive pressures on us by enabling our competitors to receive regulatory approval to market for certain drugs before its compounds are approved, offer a lower-cost product.

Any loss of the services of key management could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management. While employment/consulting agreements are customarily used as a primary method of retaining the services of key management, these agreements cannot assure the continued services of such persons. Any loss of the services of such individuals could have a material adverse effect on our business, prospects, results of operations and financial condition.

We have no earnings or dividend record, and we do not anticipate paying any dividends on the Common Shares in the foreseeable future

We have no earnings or dividend record, and do not anticipate paying any dividends on the Common Shares in the foreseeable future. Dividends paid by us would be subject to tax and, potentially, withholdings.

There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any of our securities.

The Common Shares are currently listed on the CSE. There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any of our securities.

There can be no assurance that required licenses and permits will be granted.

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that such licenses and permits will be granted.

Our business may not be insurable or insurance may not be purchased due to high cost.

Our business may not be insurable or the insurance may not be purchased due to high cost. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company.

The lack of product for commercialization could have a material adverse effect on our commercialization plans and our business, prospectus, results of operations and financial condition.

If we cannot successfully develop, manufacture and distribute our products, or if we experience difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, we may not be able to develop market‐ready commercial products at acceptable costs, which would adversely affect our ability to effectively enter the market. A failure by us to achieve a low‐cost structure through economies of scale or improvements in cultivation and manufacturing processes could have a material adverse effect on our commercialization plans and our business, prospects, results of operations and financial condition.

The lack of experience of the Company/Management in marketing, selling, and distribution products may result in the failure of our business and a loss of your investment.

The Company's management's lack of experience in marketing, selling, and distributing its products could lead to poor decision‐making which could result in cost‐overruns and/or the inability to produce the desired products. Although management of the Company intends to hire experienced and qualified staff, this inexperience could also result in our inability to consummate revenue contracts or any contracts at all. Any combination of the aforementioned may result in the failure of the Company and a loss of your investment.

We may pursue additional strategic transactions in the future, which could be difficult to implement, disrupt our business or result in dilution for existing shareholders.

If appropriate opportunities present themselves, we intend to acquire businesses, technologies, services or products that we believe are strategic. We currently have no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that we will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with our current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the our business, results of operations and financial condition. Any such future acquisitions of other businesses, technologies, services or products might require us to obtain additional equity or debt financing, which might not be available on terms favourable to us, or at all, and such financing, if available, might be dilutive.

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry.

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, prospects, results of operations and financial condition.

Certain of our directors and officers are, or may be subject to conflicts of interest.

Certain of our directors and officers are, or may become directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

We are subject to global economic risks.

The ongoing economic slowdown and downturn of global capital markets has generally made the raising of capital by equity or debt financing more difficult. Access to financing has been negatively impacted by the ongoing global economic risks. As such, we are subject to liquidity risks in meeting our development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to us. If uncertain market conditions persist, our ability to raise capital could be jeopardized, which could have an adverse impact on our operations and the trading price of our Common Shares on the stock exchange.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our executive officers and directors reside outside the United Sates.

The Company is organized under the laws of the Business Corporations Act (British Columbia) (the "BCBCA") and our executive offices are located outside of the United States in Vancouver, British Columbia. All of our officers, our auditor and all our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our consolidated financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited consolidated financial statements for the period ended August 31, 2020, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We incurred a net loss of $8,538,207 for the year ended August 31, 2020 and $7,493,813 as of May 31, 2021. These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The consolidated financial statements for the period ended December 31, 2020 and May 31, 2021 do not include any adjustments that might result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our patent position does not adequately protect our product candidates, others could compete against us more directly, which would harm our business, possibly materially.

Our commercial success will depend in part on obtaining and maintaining patent protection for our current product candidates and future product candidates, the processes used to manufacture them and the methods for using them, as well as successfully defending these patents against third-party challenges.

Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates is dependent in part upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the U.S. or in foreign jurisdictions outside of the U.S. Changes in either the patent laws or interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that may be issued from the applications we have filed. Further, if any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our product candidates or technology could be adversely affected.

Others may file patent applications covering products and technologies that are similar, identical or competitive to ours or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, opposition, reexamination, review, reissue, post grant review or invalidity proceedings before U.S. or non-U.S. patent offices. Such proceedings are also expensive and time consuming.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

• others will likely be able to make compounds that are similar to our product candidates, but that are not covered by the claims of our licensed patents;

• any patents that we obtain from licensing or otherwise may not provide us with any competitive advantages;

• any granted patents that we rely upon may be held invalid or unenforceable as a result of legal challenges by third parties; and

• the patents of others may have an adverse effect on our business.

We are also dependent on licensed intellectual property. If we were to lose our rights to that licensed intellectual property, we may not be able to continue developing or commercializing the product candidates for which we need the license.

Even if patents are issued based on patent applications to which we have filed or have been granted a license, because the patent positions of pharmaceutical products are complex and uncertain, we cannot predict the scope and extent of patent protection for our product candidates.

Any patents that may be issued based on patent applications that we have been granted licenses to may not ensure sufficient protection with respect to our activities for a number of reasons, including without limitation the following:

• any issued patents may not have valid claims drafted broadly enough to prevent competition from developing other similar products;

• if patents are not issued or if issued patents expire, there may be no protections against competitors from making the same products or generic equivalents;

• there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

• there may be other patents existing, now or in the future, in the patent landscape for our product candidates that we seek to commercialize or develop, if any, that may affect our freedom to operate;

• if patents that we have been granted licenses to are challenged, a court could determine that such patents are not valid or enforceable, thereby affecting any exclusivity granted to us pursuant to the licenses;

• a court could determine that a competitor's technology or product does not infringe patents that we have been granted licenses to;

• patents to which we have been granted licenses could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing, thereby affecting any exclusivity granted to us pursuant to the licenses; and

• if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the United States Patent and Trademark Office (USPTO) and foreign Intellectual Property Offices in several stages over the term of the patent. Maintenance fees are also due for pending patent applications in some countries. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The life of patent protection is limited, and third parties could develop and commercialize products and technologies similar or identical to ours and compete directly with us after the patent licensed to us expires, which could materially and adversely affect our ability to commercialize our products and technologies.

The life of a patent and the protection it affords is limited. For example, in the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. In Europe, the expiration of an invention patent is 20 years from its filing date. Even if we successfully obtain patent protection for an approved candidate, it may face competition from biosimilar medications. Manufacturers of biosimilar drugs may challenge the scope, validity or enforceability of the patents underlying our technology in court or before a patent office, and the patent holder may not be successful in enforcing or defending those intellectual property rights and, as a result, we may not be able to develop or market the relevant product candidate exclusively, which would materially adversely affect any potential sales of that product.

Given the amount of time required for the development, testing and regulatory review of product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, the patents and patent applications licensed to us may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Even if we believe that the patents involved are eligible for certain (and time-limited) patent term extensions, there can be no assurance that the applicable authorities, including the FDA and the USPTO, and any equivalent regulatory authority in other countries, will agree with our assessment of whether such extensions are available, and such authorities may refuse to grant extensions to such patents, or may grant more limited extensions than requested. For example, depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of the U.S. patents licensed to us may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested. If we are unable to obtain patent term extension or term of any such extension is less than requested, our competitors may obtain approval of competing products following our patent expiration, and our business could be harmed. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The patents and pending patent applications licensed to us for our product candidates are expected to expire on various dates. Upon the expiration, we will not be able to assert such licensed patent rights against potential competitors, which may materially adversely affect our business, financial condition, results of operations and prospects.

There may be intellectual property rights existing now, or in the future, relevant to our product candidates that we seek to commercialize or develop, if any, that may affect our ability to commercialize such product candidates. Although the Company is not aware of any such intellectual property rights, a third-party may hold intellectual property rights, including patent rights that are important or necessary to the development or manufacture of our product candidates. Even if all our main product candidates are covered by patents, it may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms, or at all, and we could be forced to accept unfavorable contractual terms. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, our business could be harmed.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing our product candidates.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. We are not aware of any third party proprietary rights that our planned products will infringe or misappropriate, but we have not conducted any freedom to operate study as we are in the earliest stages of development. We thus cannot guarantee that our product candidates, or manufacture or use of our product candidates, will not infringe third-party patents. Furthermore, a third party may claim that we are using inventions covered by the third party's patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. Some of these third parties may be better capitalized and have more resources than us. There is a risk that a court would decide that we are infringing the third party's patents and would order us to stop the activities covered by the patents. In that event, we may not have a viable way around the patent and may need to halt commercialization of our product candidates. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party's patents. In addition, we may be obligated to indemnify our licensors and collaborators against certain intellectual property infringement claims brought by third parties, which could require us to expend additional resources. The pharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform.

If we are sued for patent infringement, we would need to demonstrate that our product candidates or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and diversion of management's time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than us or the third parties from whom we license intellectual property because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

In addition to the possibility of litigation relating to infringement claims asserted against it, we may become a party to other patent litigation and other proceedings, including inter parties review proceedings, post-grant review proceedings, derivation proceedings declared by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or future technologies or product candidates or products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace.

Competitors may infringe or otherwise violate our intellectual property, including patents that may issue to or be licensed by us. As a result, we may be required to file claims in an effort to stop third-party infringement or unauthorized use. Any such claims could provoke these parties to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights, and/or that any of our intellectual property, including licensed intellectual property, is invalid and/or unenforceable. This can be prohibitively expensive, particularly for a company of our size, and time-consuming, and even if we are successful, any award of monetary damages or other remedy we may receive may not be commercially valuable. In addition, in an infringement proceeding, a court may decide that our asserted intellectual property is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our intellectual property does not cover its technology. An adverse determination in any litigation or defense proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

If the breadth or strength of our patent or other intellectual property rights is compromised or threatened, it could allow third parties to exploit and, in particular, commercialize our technology or products or result in our inability to exploit and/or commercialize our technology and products without infringing third-party intellectual property rights. Further, third parties may be dissuaded from collaborating with us.

Interference or derivation proceedings brought by the USPTO or its foreign counterparts may be necessary to determine the priority of inventions with respect to our patent applications, and we may also become involved in other proceedings, such as re-examination proceedings, before the USPTO or its foreign counterparts. Due to the substantial competition in the pharmaceutical space, the number of such proceedings may increase. This could delay the prosecution of our pending patent applications or impact the validity and enforceability of any future patents that we may obtain. In addition, any such litigation, submission or proceeding may be resolved adversely to us and, even if successful, may result in substantial costs and distraction to our management.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and product could be significantly diminished.

We also rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its transparency initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA's disclosure policies may change in the future, if at all. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to claims that our employees or consultants have wrongfully used or disclosed alleged trade secrets.

As is common in the pharmaceutical industry, we employ individuals who were previously employed at other pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we could lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Our intellectual property may not be sufficient to protect our product candidates from competition, which may negatively affect our business as well as limit our partnership or acquisition appeal.

We may be subject to competition despite the existence of intellectual property we license or may in the future own. We can give no assurances that our intellectual property claims will be sufficient to prevent third parties from designing around patents we own or license and developing and commercializing competitive products. The existence of competitive products that avoid our intellectual property could materially adversely affect our operating results and financial condition. Furthermore, limitations, or perceived limitations, in our intellectual property may limit the interest of third parties to partner, collaborate or otherwise transact with us, if third parties perceive a higher than acceptable risk to commercialization of our product candidates or future product candidates.

We may elect to sue a third party, or otherwise make a claim, alleging infringement or other violation of patents, trademarks, trade dress, copyrights, trade secrets, domain names or other intellectual property rights that we either own or license from a third party. If we do not prevail in enforcing our intellectual property rights in this type of litigation, we may be subject to:

• paying monetary damages related to the legal expenses of the third party;

• facing additional competition that may have a significant adverse effect on our product pricing, market share, business operations, financial condition, and the commercial viability of our product; and

• restructuring our company or delaying or terminating select business opportunities, including, but not limited to, research and development, clinical trial, and commercialization activities, due to a potential deterioration of our financial condition or market competitiveness.

A third party may also challenge the validity, enforceability or scope of the intellectual property rights that we license or own and the result of these challenges may narrow the scope or claims of or invalidate patents that are integral to our product candidates in the future. There can be no assurance that we will be able to successfully defend patents we own or license in an action against third parties due to the unpredictability of litigation and the high costs associated with intellectual property litigation, amongst other factors.

Changes to patent law, including the Leahy-Smith America Invests Act of 2011 and the Patent Reform Act of 2009 and other future article of legislation, may substantially change the regulations and procedures surrounding patent applications, issuance of patents and prosecution of patents. We can give no assurances that the patents of our licensor can be defended or will protect us against future intellectual property challenges, particularly as they pertain to changes in patent law and future patent law interpretations.

Risks Related to Our Common Shares and Warrants and this Offering

The market price of the Common Shares may be subject to wide price fluctuations.

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company and its subsidiaries, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in our business prospects and our subsidiaries, general economic conditions, legislative changes, and other events and factors outside of our control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our Common Shares.

Volatility in the Common Shares or Warrant price may subject us to securities litigation.

The market for Common Shares may have, when compared to seasoned issuers, significant price volatility, and we expect that the Common Share or Warrant price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

Because the SEC imposes additional sales practice requirements on brokers who deal in securities that are deemed penny stocks, some brokers may be unwilling to trade our securities. This means that you may have difficulty reselling your Common Shares and Warrants, which may cause the value of your investment to decline.

Our Common Shares and Warrants are classified as penny stocks and are covered by section 15(g) of the Exchange Act, which imposes additional sales practice requirements on broker-dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, broker-dealers must make a special suitability determination and receive a written agreement from you prior to making a sale on your behalf. Because of the imposition of the foregoing additional sales practices, it is possible that broker-dealers will not want to make a market in our Common Shares or Warrants. This could prevent you from reselling your Common Shares or Warrants and may cause the value of your investment to decline.

FINRA sales practice requirements may limit your ability to buy and sell our Common Shares and Warrants which could depress the price of the Common Shares and Warrants.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our Common Shares and Warrants, which may limit your ability to buy and sell our Common Shares and Warrants, have an adverse effect on the market for our Common Shares and Warrants and, thereby, depress their market prices.

You may face significant restrictions on the resale of your Common Shares and Warrants due to state "blue sky" laws.

Each state has its own securities laws, often called "blue sky" laws, which: (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration; and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker must also be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as market makers for our Common Shares and Warrants. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our Common Shares and Warrants to be limited, as you may be unable to resell your Common Shares or Warrants without the significant expense of state registration or qualification.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

The Company's management will have broad discretion in the application of the net proceeds from this offering and any proceeds from the exercise of the Warrants sold in this offering, including for any of the purposes described in the section entitled "Use Of Proceeds" and you will not have the opportunity as part of your investment decisions to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to the United States domestic public companies.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act. As such, it is exempt from certain provisions applicable to United States public companies. For example:

• it is not required to provide as many Exchange Act reports, or as frequently as a domestic public company;

• for interim reporting, it is permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

• it is not required to provide the same level of disclosure on certain issues, such as executive compensation;

• it is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosure of material information;

• it is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

• it is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction.

Our shareholders may not have access to certain information they may deem important and are accustomed to receiving from U.S. reporting companies.

If we are a ''passive foreign investment company'', U.S. investors may be subject to adverse U.S. federal income tax consequences.

Potential investors in the Common Shares who are U.S. taxpayers should be aware that we anticipate that we may be classified as a ''passive foreign investment company'' or ''PFIC'' for the current tax year and future tax years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period of Shares, Warrants or Warrant Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Shares, Warrants or Warrant Shares or any so-called ''excess distribution'' received on its Shares and Warrant Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the Shares and Warrant Shares. A U.S. taxpayer generally may not make a QEF Election or Mark-to-Market Election with respect to the Warrants. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Shares or Warrant Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading ''Certain Material United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules.'' Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Shares, Warrants and the Warrant Shares.

There is currently no existing trading market for Warrants

There is currently no market through which the Warrants may be sold and purchasers of such Warrants may not be able to resell such Warrants purchased under this Prospectus. There can be no assurance that an active trading market will develop for such Warrants after an offering or, if developed, that such market will be sustained. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. The public offering prices of the Warrants may be determined by negotiation between us and underwriters based on several factors and may bear no relationship to the prices at which the Warrants will trade in the public market subsequent to such offering. See "Underwriting".

Future sales may affect the market price of the Common Shares.

In order to finance future operations, we may determine to raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. We cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of our securities will have on the market price of the Common Shares. These sales may have an adverse impact on the market price of the Common Shares.

As an "emerging growth company" under applicable laws, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Common Shares or Warrants less attractive to investors.

For as long as we remain an "emerging growth company", as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies", including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Common Shares or Warrants less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an "emerging growth company."

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We are an "emerging growth company", as defined in the JOBS Act, and will remain an emerging growth company until the earlier of : (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior February 28th; and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Holders of our Warrants will have no rights as a common shareholder until they acquire our common shares.

Until you acquire common shares upon exercise of the Warrants, you will have no rights with respect to our common shares issuable upon exercise of such Warrants. Upon exercise of your Warrants, you will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

The Warrants are speculative in nature.

The Warrants offered hereby merely represent the right to acquire common shares at a fixed price. Specifically, commencing on the date of issuance, holders of the Warrants may acquire the common shares issuable upon exercise of such Warrants at an exercise price of $[●] per share. Moreover, following this offering, the market value of the Warrants is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their public offering price. There can be no assurance that the market price of the common shares will ever equal or exceed the exercise price of the Warrants and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the United States, our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we will become a publicly traded company in the United States. As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

We intend on having our Common Shares and Warrants listed on Nasdaq. We cannot guarantee that our securities will be approved for listing on Nasdaq; however, we will not complete this offering unless we are so listed. Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders' equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, we will be required to demonstrate compliance with Nasdaq's initial listing requirements after this offering, which are more rigorous than Nasdaq's continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, our share price would generally be required to be at least $4.00 per share, our shareholders' equity would generally be required to be at least$5.0 million and we would be required to have a minimum of 300 round lot holders of our securities (with at least 50% of such round lot holders holding securities with a market value of at least $2,500). We cannot assure you that we will continue to meet those initial listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

  a limited availability of market quotations for our securities;

  reduced liquidity for our securities;

  a determination that our Common Shares come within the definition of "penny stock" which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

  a limited amount of news and analyst coverage; and

  a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Because we expect that our Common Shares and Warrants will be listed on Nasdaq, our Common Shares and Warrants will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

You will experience immediate dilution in book value of any Common Shares you purchase.

Because the price per Common Share being offered is substantially higher than our net tangible book value per Common Share, you will suffer substantial dilution in the net tangible book value of any Common Share you purchase in this offering. After giving effect to the sale by us of Common Shares in this offering, based on an assumed public offering price of $[●] per Unit, which is the last reported sale price of our Common Shares on the OTCQB on [●], 2021, and after deducting underwriter's discount and commission and offering expenses payable by us, our as adjusted net tangible book value of our Common Shares would be approximately $[●] per Common Share as of August 30, 2021. If you purchased Common Shares in this offering, you will suffer immediate and substantial dilution of our as adjusted net tangible book value of approximately $[●] per Common Share. To the extent outstanding options or warrants are exercised, you will incur further dilution. See "Dilution" for a more detailed discussion of the dilution you will incur in connection with this offering.

The exercise of Warrants offered hereby will cause significant dilution to holders of our equity securities

Holders of the Warrants may exercise their warrants into up to [●] Common Shares. In the event that the Warrants are exercised in full, the ownership interest of existing holders of our equity securities will be diluted. See "Dilution" for further information.

USE OF PROCEEDS

Assuming the sale of US$[●] of units in this offering, after deducting the estimated underwriting discounts and offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option, we expect to receive net proceeds of approximately US$[●] from this offering.

Gross proceeds	US$[●]
Underwriting discounts and commissions (up to [●]% of gross proceeds)	US$[●]
Underwriting non-accountable expenses ([●]% of gross proceeds)	US$[●]
Miscellaneous underwriting fees expenses	US$[●]
Other offering expenses(1)	US$[●]
Net proceeds	US$[●]

(1) These consist of legal fees and expenses of approximately $[●], the Nasdaq listing fee of $[●], accountant and auditing fees and expenses of approximately $[●], and other fees of approximately $[●] and excludes those other offering expenses that have already been paid.

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds
General and Administrative Expenses (24 months)	US$[●]
IPF or Chronic Cough - Ifenprodil
Phase 2 (USA)	US$[●]
Pancreatic Cancer - Ifenprodil	-
Preclinical	US$[●]
Phase 2	US$[●]
Small Cell Lung Cancer - Ifenprodil
Preclinical	US$[●]
Phase 2	US$[●]
Strokes - DMT
Preclinical	US$[●]
Phase 2	US$[●]
Unallocated Working Capital	US$[●]
Total	US$[●]

We would receive additional gross proceeds of approximately US$[●] if all of the Warrants included in the units are exercised, assuming no exercise of the underwriters' over-allotment option. We intend to use any such proceeds for working capital and general corporate purposes. General corporate purposes may include capital expenditures.

DIVIDEND POLICY

To date, we have not paid any dividends on our outstanding Common Shares. The future payment of dividends will depend upon our financial requirements to fund further growth, our financial condition and other factors which our Board of Directors (the "Board" or "Board of Directors") may consider in the circumstances. We do not contemplate paying any dividends in the immediate or foreseeable futures.

CAPITALIZATION

The following table sets forth our capitalization as of May 31, 2021:

• on an actual basis,

• on a pro forma basis to reflect the application of net proceeds of US$[●] (excluding proceeds from the exercise of the over-allotment option, if any) after deducting the estimated offering expenses.

You should read this table in conjunction with our historical and pro forma financial statements and related notes appearing elsewhere in this prospectus and "Use Of Proceeds".

	As of May 31, 2021
	Actual (unaudited)	As of [●],2021 Proforma (1)
Assets:
Current assets	$6,404,869	$[●]
Restricted cash	$57,500	$[●]
Intangible assets	$5,142,307	$[●]
Deposits - long term	$22,487	$[●]
Total Assets	$11,627,163	$[●]
Liabilities:
Current Liabilities	$1,900,106	$[●]
Derivative Liabilities	$nil	$[●]
Total Liabilities	$1,900,106	$[●]
Shareholder's Equity:
Share Capital	$25,809,846	$[●]
Share-based payment reserve	$7,197,677	$[●]
Accumulated other comprehensive income	$52,300
Deficit	$(23,332,766)	$([●])
Total Equity	$9,727,057	$[●]
Total Liabilities and Equity	$11,627,163	$[●]

(1) Converted into Canadian dollars as set out in "Currency And Exchange Rates".

Except as otherwise indicated, all information in this prospectus is based on 167,486,789 shares of common stock outstanding as of October 18, 2021 and excludes the shares of common stock being offered by this prospectus and issuable upon exercise of the Warrants and also excludes the following:

  8,350,000 Common Shares issuable upon the exercise of outstanding options, with a weighted-average exercise price of $0.22 per share;

  35,667,010 Common Shares issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $0.46 per share; and

  1,543,342 Common Shares issuable upon the exercise of broker warrant units, with a weighted-average exercise price of $0.343 per broker warrant unit.

DILUTION

If you invest in our units, your interest in our Common Shares will be diluted to the extent of the difference between the offering price per unit and the pro forma net tangible book value per Common Share after the offering. Dilution results from the fact that the per unit offering price is substantially in excess of the book value per Common Share attributable to the existing shareholders for our presently outstanding Common Shares. Our net tangible book value attributable to shareholders at [●], 2021 was $[●] or approximately $[●] per Common Share. Net tangible book value per Common Share as of [●], 2021 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Common Shares outstanding.

Our pro forma as adjusted net tangible book value of our Common Shares as of [●], 2021 gives effect to the sale of Common Shares at the assumed public offering price of $[●] (or $[●] converted as using the exchange rate as set out in "Currency And Exchange Rates") per Common Share, after deducting the underwriting discount and commission and estimated offering expenses. We will issue [●] Common Shares upon completion of the offering (and [●] additional Common Shares if the over-allotment option is exercised in full). Our post offering pro forma net tangible book value as of [●], 2021, which gives effect to receipt of the net proceeds from the offering and issuance of additional Common Shares in the offering, but does not take into consideration any other changes in our net tangible book value after [●], 2021, will be approximately $[●] or $[●] per Common Share (or $[●] or $[●] per Common Share if the over-allotment option is exercised in full). This would result in dilution to investors in this offering of approximately $[●] per Common Share (or $[●] per Common Share if the over-allotment option is exercised in full) or approximately [●]% (or [●]% if the over-allotment option is exercised in full) from the assumed offering price of US$[●] per unit ($[●]). Net tangible book value per Common Share would increase to the benefit of present shareholders by $[● per share attributable to the purchase of the units by investors in this offering (or $[●] if the over-allotment option is exercised in full).

The following table sets forth the estimated net tangible book value per Common Share after the offering and the dilution to persons purchasing units based on the foregoing offering assumptions.

	Offering Without Over- Allotment(1)	Offering With Over- Allotment(1)
Offering price per unit (US$[●])	US$[●]	US$[●]
Offering Price ($[●])	$[●]	$[●]
Net tangible book value per Common Share before the offering	$[●]	$[●]
Increase per Common Share attributable to payments by new investors	$[●]	$[●]
Pro forma net tangible book value per Common Share after the offering	$[●]	$[●]
Dilution per Common Share to new investors	$[●]	$[●]

(1) U.S. dollar amounts converted into $ as set out in "Currency And Exchange Rates".

Except as otherwise indicated, all information in this prospectus is based on 167,486,789 shares of common stock outstanding as of October 18, 2021 and excludes the shares of common stock being offered by this prospectus and issuable upon exercise of the Warrants and also excludes the following:

  8,350,000 Common Shares issuable upon the exercise of outstanding options, with a weighted-average exercise price of $0.22 per share;

  35,667,010 Common Shares issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $0.46 per share; and

  1,543,342 Common Shares issuable upon the exercise of broker warrant units, with a weighted-average exercise price of $0.343 per broker warrant unit.

A US$[●] increase or decrease in the assumed public offering price per unit would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $[●] per share (or $[●] per share if the over-allotment is exercised in full), and increase or decrease the dilution per share to new investors by approximately $[●] per share (or $[●] per share if the over-allotment is exercised in full), assuming the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us.

If any Common Shares are issued upon exercise of outstanding options or Warrants, you may experience further dilution.

COMPANY INFORMATION

History and Development of the Company

Algernon Pharmaceuticals Inc. was incorporated pursuant to the laws of the Province of British Columbia, Canada, on April 10, 2015 as "PBA Acquisitions Corp.", a wholly-owned subsidiary of Petro Basin Energy Corp. ("Algernon Parent"). On July 23, 2015, the Company changed its name to "Breathtec Biomedical, Inc.". The Company entered into an arrangement agreement with Algernon Parent. The arrangement agreement and associated plan of arrangement were approved by Algernon Parent's shareholders on July 30, 2015, and approved by the Ontario Superior Court of Justice (Commercial List) on August 5, 2015. The plan of arrangement was completed on September 23, 2015. On February 19, 2019, the Company changed its name to "Algernon Pharmaceuticals Inc.".

Corporate Headquarters

The Company's principal executive offices are located at Suite 915 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8. Our phone number is (604) 218-6281.

Subsidiaries

The Company has two wholly-owned subsidiaries, Nash Pharmaceuticals Inc. ("Nash Pharma"), a corporation subsisting under the laws of the Province of British Columbia, Canada, and Algernon Research PTY Ltd. ("AGN Research"), an Australian proprietary company established on January 6, 2020.

Acquisition of Nash Pharmaceuticals Inc.

On October 19, 2018, the Company acquired all of the issued and outstanding shares of Nash Pharma, a clinical stage pharmaceutical development company focused on drug repurposing in the areas of NASH, CKD and IBD. Through its ongoing research programs, Nash Pharma has developed data that supports the advancement of up to seven drug candidates into phase II trials.

Pursuant to the terms of a share exchange agreement (the "Share Exchange Agreement") dated October 5, 2018 among the Company, Nash Pharma and the securityholders of Nash Pharma, the Company issued 15,800,000 Common Shares to the shareholders of Nash Pharma at an issue price of $0.22 per Common Share. Existing warrants to purchase common shares of Nash Pharma were cancelled and were replaced with 14,800,000 Common Share purchase warrants of the Company, each having an exercise at a price equal to the exercise price of the Nash Pharma warrants.

Share Consolidation

On October 16, 2018, the Company consolidated its Common Shares on a two for one basis and began trading on the CSE on a post-consolidated basis effective October 17, 2018.

Name Change

Effective February 19, 2019, the Company changed its name to "Algernon Pharmaceuticals Inc.".

Algernon Research Pty Ltd.

On January 6, 2020, Nash Pharma established AGN Research, its wholly-owned subsidiary, in Australia. AGN Research is a proprietary company formed with the aim to provide supporting scientific research activities to Nash Pharma.

The SEC maintains an Internet site that contains periodic reports and other information filed by issuers that are subject to reporting requirements under the Exchange Act: http://sec.gov. The Company's Internet address is: http://algernonpharmaceuticals.com. We do not incorporate the contents of our website into this Registration Statement. Information on our website does not constitute part of this Registration Statement.

BUSINESS OVERVIEW

General

Algernon is a drug re-purposing company that investigates safe, already approved drugs, including naturally occurring compounds, for new disease applications, moving them efficiently and safely into new human trials, developing new formulations and seeking new regulatory approvals in global markets. Algernon specifically investigates compounds that have never been approved in the U.S. or Europe to avoid off label prescription writing, which can interfere with the normal economic pricing models of newly approved drug treatments.

The Company's early research identified a number of drug candidates that had already been approved for other diseases outside of the U.S and E.U. Only drugs that have not been approved in the U.S or Europe were chosen to avoid off-label prescription writing. The Company is investigating new disease areas including: NASH, CKD, IBD, IPF and chronic cough, stroke, pancreatic and small cell lung cancer.

The Company's lead candidate is Ifenprodil, which is being investigated by the Company in multiple disease indications. Ifenprodil is an N-methyl-D-aspartate ("NMDA") receptor antagonist specifically targeting the NMDA-type subunit 2B (Glu2NB). Ifenprodil prevents glutamate signalling. The NMDA receptor is found on many tissues including lung cells and T-cells, neutrophils. Ifenprodil (brand name Cerocral) was initially developed by Sanofi in the 1990s in the French and Japanese markets for the treatment of circulatory disorders. Although no longer available in France, the drug is highly genericized and sold in Japan and South Korea.

NMDA receptors also regulate the signalling of mTOR a serine/threonine kinase, which has been identified as a therapeutic target for many types of cancers. Their expression on several human cancer cell lines represents a potential therapeutic avenue to control dysregulated growth, division, and invasiveness.

The Company is investigating Ifenprodil for IPF and chronic cough and is conducting a Phase 2 study in Australia and New Zealand. The purpose of this proof-of-concept trial is to determine the efficacy of Ifenprodil in the preservation of lung function in IPF patients (including biomarkers of fibrosis) and its associated cough. On May 6, 2020, the Company received ethics approval from the Royal Brisbane & Women's Hospital, Human Research Ethics Committee. The Phase 2 IPF and Chronic Cough trial began on August 5, 2020, and it was announced that the trial achieved 70 % enrollment on July 7, 2021. Costs related to the IPF and Chronic Cough study in Australia and New Zealand, estimated to cost approximately $1.2 million, will paid for by the Company with cash on hand.

The Company has also retained Organic Consultants, Inc. (dba Cascade Chemistry) to produce the active pharmaceutical ingredient ("API") of Ifenprodil. Algernon made the decision to scale-up 'current good manufacturing practice' ("cGMP") manufacturing of Ifenprodil to support its IPF and Chronic Cough clinical program. The Company has manufactured its first multi-kilogram batch of cGMP material produced. Stability testing of the API is on-going. The Company filed a pre-IND application with the FDA to seek guidance on the use of Algernon's planned new propriety injectable and slow-release formulation. The FDA advised that for the toxicology program of a new intravenous formulation, a single animal 30-day study would be acceptable. The Company's estimated cost of manufacturing of finished product is approximately $500,000.

Since all of Algernon's lead compounds are genericized, there is historical data available on each compound's mechanism of action as it relates to the disease it was originally developed to treat. The Company has decided not to pursue independent confirmation as to whether these known pathways are involved in the specific biochemical interaction that produced the pharmacological effect seen in the Company's animal model research.

Business Strategy

The Company is engaged in advancing a number of repurposed genericized drugs into Phase I and Phase II clinical trials for the global disease areas of NASH, CKD and IBD, IPF, chronic cough, stroke, and pancreatic and small cell lung cancer.

The compounds being advanced by the Company have all performed equal to or better than the positive controls used in the Company's widely accepted pre-clinical in vivo animal research studies.

Algernon's business strategy is to fast track a number of its lead compounds into phase II clinical trials as quickly and as inexpensively as possible by leveraging the currently existing regulatory approval and finished product supply in the country of origin where the drugs were originally approved. Conducting off label phase II trials in the drugs' currently approved market would save the company from having to synthesize the compounds and conduct all of the preclinical toxicology work. This additional work would in comparison, add significant time and costs to the Company's development timeline and budget.

Based on the results of some of the feasibility studies in progress, the Company believes that conditions exist that could allow the Company to conduct up to four off-label phase II trials without having to do any compound manufacturing or additional pre-clinical work. This would include conducting multiple trials for different diseases with the same lead compound. A final decision will be made on which compounds, diseases and locations will be included in the phase II trials once all of the feasibility studies are completed.

The Company is planning to conduct a minimum of two phase II clinical trials simultaneously in order to improve the Company's potential of success. Ensuring the Company is not conducting and relying on a single phase II clinical trial is key part of the current strategy.

Subject to the success of the phase II trials, the Company plans to engage in licensing, partnership and or acquisition (as the target) discussions with a number of larger pharmaceutical partners. If for whatever reason, a partnership, license or acquisition opportunities do not materialize, the Company will explore moving all successful phase II compounds forward into phase III clinical trials.

At present, the Company does not plan to develop a sales team to advance the marketing sales and distribution of any of its lead compounds if such compounds achieve regulatory approval in any given market. The Company's strategy is to look for moments of inflection where the potential exists to be able to consummate the best possible licensing, partnership or acquisition transaction.

Phase I and Phase II Clinical Trials

The Company has initiated a number of feasibility studies in order to determine the best geographical location to run its planned phase I or Phase II trials based on a number of factors including availability of finished product and the suitability of the country where the drug is registered. Some of the compounds have been approved in multiple jurisdictions.

As part of its feasibility study process the Company has developed an investigational brochure for three of its lead compounds. These investigational brochures include a protocol synopsis of the planned study as well as the historical safety data for the compounds.

Since the size of the planned phase II trial (i.e. number of patients) is dependent on the strength of the data achieved from the pre-clinical research, the Company has received initial cost estimates for 2 phase II trials as part of the feasibility process.

Regulatory - Drug Development

The regulatory pathway for drug development is well established in most major world markets. The most familiar in terms of stages and timing is the FDA pathway which has been estimated for discussion purposes and illustrated in the below diagram. The various stages are well known and documented in terms of timing, cost and the rate of success in each stage.

Drug discovery and pre-clinical describes all of the work and stages prior to testing the compound in human beings. A phase I study is the first point in which the compound begins testing in human beings. All new chemical entities must successfully follow the below pathway in order to achieve regulatory approval and to begin sales to the public.

Algernon's drug discovery program is based on repurposing drugs that have already been approved. Successful drug repurposing is based on finding new uses for known and safe drugs in order to treat and manage new diseases. Since Algernon's lead compounds already have a well-established safety history and have already under gone pre-clinical testing when they were originally developed, the compounds are eligible in the market(s) where they were first approved, to be moved directly into off label phase II clinical studies.

Typically, in order for the Company to be able to move its lead compounds into phase II clinical trials, the finished drug product needs to be available for purchase and the drug needs have an active registration in a market where clinical testing can be successfully executed. The next step is for the Company to conduct what is known as an off-label phase II clinical study confirming that the drug shows efficacy in human beings for the new disease.

Since Algernon only screened compounds that were from Russia, Korea, Ukraine and Japan, none of the currently identified finished product manufacturers meet the cGMP standard of production for entry into an FDA study. As a result it is unlikely that the data from the phase II study would be able to be used in a future phase III trial application. However, if any of the Company's lead compounds are successful in their respective phase II studies, the Company would then begin the process of synthesizing and conducting all of the toxicology and safety studies under cGMP and 'good laboratory practice' conditions in order to move forward to phase III study in the U.S.

Prior to a decision to begin synthesizing any compounds, the Company intends to seek out a favourable licensing, partnership or acquisition transaction (as the target) after the completion of a phase II clinical trial that met its primary and/or secondary endpoints.

Development of a Therapy for Non-Alcoholic Steatohepatitis (NASH)

Algernon's two lead compounds for the treatment and management of NASH are Bemethyl and Bromantane. Both compounds are orally administered small molecules. Non-alcoholic fatty liver disease ("NAFLD") is the most common cause of chronic liver disease in developed countries. NASH occurs in these patients when inflammation and hepatocyte injury occurs, increasing the risk of further development into liver fibrosis, cirrhosis, and potential liver failure. The Company believes that there is an unmet clinical need for treatment for NASH, as, to the Company's knowledge, there are currently no effective standards of care treatments available.

According to a report published by Allied Market Research titled, "Global Opportunity Analysis and Industry Forecast, 2021-2025", the global NASH market was valued at $1.17 billion in 2017, and is expected to reach $21.4 billion by 2025, growing at a compound annual growth rate of 58.4% from 2021 to 2025. Currently, there are no FDA approved treatments for NAFLD or NASH.1

The Company conducted two in vivo studies using the STAM™ mouse model from SMC Laboratories. Bemethyl, and notably Bromantane, showed repeated positive results in the reduction of fibrosis when compared to the positive controls in each study. Fibrosis is the thickening and scarring of connective tissue, usually as a result of injury and is a very serious complication of NASH.

NASH In Vivo Study #1

Data from this study demonstrated statistically significant improvements in several key measures relevant to the development and progression of NASH including:

• A 2.0% reduction in the NAFLD/NAS score vs controls (p<0.05);

• A 42.0% reduction in fibrosis as measured by Sirius red staining (p<0.01); and

• No negative side effects were observed.

In the same study, Telmisartan (a well-accepted control in NASH studies significantly reduced the NAS score by 2.0 points (p<0.05) and reduced fibrosis by 19.7% (not statistically significant).

NASH In Vivo Study # 2

Data from this study demonstrated statistically significant improvements in several key measures relevant to the development and progression of NASH including:

• Cenicriviroc (40 mg/kg, OD) both a positive control and comparator arm in the study showed a 1.5 point drop in the NAFLD/NAS score versus controls (p<0.01) and 54.1% (p<0.0001) reduction in fibrosis area compared to controls as measured by Sirius Red staining;

• Bromantane (40 mg/kg, QD) showed a 1.25 point drop in the NAFLD/NAS score versus controls (p<0.05) and a 59.9% reduction (p<0.0001) in fibrosis area;

• Bemethyl (200 mg/kg, QD) showed a 1.1 point drop in the NAFLD/NAS score versus controls (p>0.05) and an 84.4% reduction (p<0.0001) in fibrosis area;

• Both Bromantane and Bemethyl at the same doses recently showed significant anti-fibrotic activity in a unilateral urinary obstruction ("UUO") model of CKD, reducing fibrosis by 57.6% (p <0.000001) and 52.1% (p<0.000001) respectively. Cenicriviroc reduced fibrosis in the same study by only 31.9% (p=0.00032);

• Neither Bemethyl or Cenicriviroc showed any significant negative effect on any important metabolic markers including glucose, lipids and cholesterol;

• Bemethyl (200 mg/kg, QD) showed a 34.6% (p<0.001) reduction in liver hydroxyproline compared to negative controls; and

• Cenicriviroc (40 mg/kg, QD) showed a 29.0% (p<0.01) reduction in liver hydroxyproline when compared to negative controls.

Development of A Therapy for Chronic Kidney Disease (CKD)

Algernon's lead compounds for the treatment and management of CKD are Bemethyl, Bromantane, Emoxypine and NP-251. All of the compounds are orally administered small molecules. CKD involves the gradual loss of kidney function leading to kidney failure. Advanced stage CKD leads to dangerous accumulation of fluid, electrolytes and waste in the body. CKD can progress to end-stage kidney failure, which is fatal without artificial filtering (dialysis) or a kidney transplant. Treatment for chronic kidney disease focuses on slowing the progression of the kidney damage, usually by controlling the underlying cause.

__________________________________

1 Jaiswal P & Shinde S, "Non-Alcoholic Steatohepatitis (NASH) Market by Drug Type (Vitamin E & Pioglitazone, Ocaliva, Elafibranor,and Selonsertib & Cenicriviroc), and Sales Channel (Hospital Pharmacy, Online Provider, and Retail Pharmacy) - Global Opportunity Analysis and Industry Forecast, 2021-2025", Allied Market Research, June 2018.

The global market for CKD drugs continues to proliferate at a significant pace, driven by the increasing number of CKD patients and the growing need of novel treatments to improve patients' quality of life. According to Research and Markets, the global CKD drugs market was valued at US$12.4 billion in 2016, and is expected to reach US$17.4 billion by 2025, expanding at a compound annual growth rate of 3.9% from 2017 to 2025.2

The Company conducted two separate animal in vivo mouse studies using a UUO mouse model of kidney fibrosis conducted by Murigenics.

CKD In Vivo Study # 1, January 2019

Data from this study of Bemethyl demonstrated statistically significant improvements in multiple measurements over untreated controls relevant to chronic kidney disease including:

• A 43.1% (p=0.003) reduction in fibrosis as measured by Sirius red staining;

• A reduction of blood urea nitrogen, a marker of kidney function (p=0.000047);

• Telmisartan, a positive control in the study and a current standard of care for CKD, reduced fibrosis by 42.2% (p=0.004);

• Telmisartan also reduced blood urea nitrogen but was not statistically significant; and

• Bemethyl is orally delivered drug with no known anti-hypertensive effect.

CKD In Vivo Study # 2, March 2019

Data from this study of Bemethyl and Bromantane demonstrated that clinically relevant doses resulted in statistically significant improvements in the reduction in fibrosis in the UUO model as measured by Sirius Red staining over untreated controls:

• Telmisartan (3mg/kg), a positive control, reduced fibrosis by 32.6% (p<0.001);

• Cenicriviroc (40 mg/kg) a CCR2/5 chemokine receptor antagonist with reported anti-fibrotic activity, reduced fibrosis by 31.9% (p=0.00032);

• Bemethyl (200 mg/kg) reduced fibrosis by 52.1% (p<0.000001). In addition, the mass of the fibrotic kidney was lower than the negative control (i.e. closer to normal, p=0.016);

• Bromantane (40 mg/kg) reduced fibrosis by 57.6% (p <0.000001). Bromantane was also previously reported to be anti-fibrotic in a mouse model of NASH; and

• NP-251 (90 mg/kg) reduced fibrosis by 50.6% (p<0.000001) with evidence of slight synergy (54.2% reduction in fibrosis, p<0.000001) when a low dose (30 mg/kg, 20.8% reduction in fibrosis, p>0.05) was combined with the same dose of Telmisartan (3mg/kg). In addition, the mass of the fibrotic kidney was lower than the negative control (p<0.001).

Development of a Therapy for Inflammatory Bowel Disease (IBD)

Algernon's lead compounds for the treatment and management of IBD, specifically ulcerative colitis ("UC") and Crohn's Disease, are Ifenprodil and Emoxypine. Both of the compounds are orally administered small molecules. IBD is an umbrella term used to describe disorders that involve chronic inflammation of the digestive tract. This condition causes long-lasting inflammation and sores (ulcers) in the innermost lining of the large intestine (colon) and rectum. Despite successful treatment of IBD with salicylates, especially for UC patients, up to 50% of patients still fail therapy, and the Company believes that there is still a major unmet medical need for patients with moderate or severe IBD.

According to Transparency Market Research, the global IBD treatment market was valued at US$10.52 billion in 2016. Rising at a steady 2.6% compound annual growth rate between 2017 and 2025, the market is likely to be valued at US$14.8 billion by the end of 2025. In 2016, North America led the global IBD market, which is attributable to the rising incidence of the disease witnessed among men and women alike in the region. The incidence of ulcerative colitis and Crohn's disease is high in US and Canada, which fuels the demand for IBD treatment in North America.

__________________________________

2 Infoholic Research LLP, "Chronic Kidney Disease Drugs Market - Global Forecast to 2025", Research and Markets, March 2019.

The Company conducted two separate animal in vivo studies including a UC mouse model and a mouse model for Crohn's disease which were conducted by Invitek.

IBD In Vivo Study # 1, November 2018

Data from this study demonstrated that Emoxypine showed statistically significant improvements in multiple measurements over multiple time points relevant to ulcerative colitis including:

• Body weight, stool consistency, colon length and weight ratios and occult positivity (p<0.001 to p<0.05);

• The drug compared very favourably to the control, 5-amino salicylic acid ("5-ASA"), the current standard of care for IBD; and

• No negative side effects were observed.

IBD In Vivo Study # 2, December 2018

Data from this study demonstrated Emoxypine and Ifenprodil showed statistically significant improvements in multiple measurements over multiple time points relevant to CD including:

Emoxypine

• Body weight (p<0.001), occult positivity (p<0.05), colon weight (p<0.05), colon length (p<0.001) and the colon weight/length ratio (p<0.001);

• The drug compared very favourably to the control, 5-ASA, the current standard of care for IBD;

• No negative side effects were observed

Ifenprodil

• Body weight (p<0.01), colon length (p<0.001) and colon weight/length ratios (p<0.01);

• The drug compared very favourably to the control, 5-ASA, the current standard of care for IBD in both the Crohn's Disease and an earlier Ulcerative Colitis study; and

• No negative side effects were observed.

The Development of a Therapy for IPF and Chronic Cough

IPF is a type of chronic lung disease characterized by a progressive and irreversible decline in lung function and scarring (fibrosis) of the lungs. There is no cure for IPF and there are currently no procedures or medications that can remove the scarring from the lungs.

According to a report from research and consulting firm, GlobalData's, the IPF market is projected to rise from just over US $900 million in 2015 to US $3.2 billion by 2025, assuming a CAGR of 13.6%. Such growth is expected to occur across the seven major markets of the USA, France, Germany, Italy, Spain, the UK and Japan, and primarily be driven by the increased use of expensive therapies, the anticipated launches of two novel therapies, FibroGen's FG-3019 and Promedior's PRM-151, and a rise in diagnosed prevalent cases of the disease.3

According to a research report from IndustryARC, the cough remedies market size was estimated to be US $11.40 billion in 2018, and is projected to grow at a CAGR of 6.64% during 2019-2024.4 Pleasant taste and easy intake of oral syrups are among the key factors driving the global cough remedies market. Some traditional cough remedies include drinking honey, bromelain and bacterial microbes. Further, some new generation cough remedies include corticosteroids, bronchodilators and antibiotics. Currently there is no approved treatment for this condition.

A chronic (persistent) cough is a cough lasting eight weeks or longer in adults, or four weeks in children. Chronic cough can interrupt sleep, cause exhaustion and in severe cases can cause serious vomiting, light-headedness and rib fractures.

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3 PBR Staff Writer, "GlobalData expects IPF market to more than treble to $3.2bn by 2025", Pharmaceutical Business Review, June 2016, Globaldata, "Idiopathic Pulmonary Fibrosis - Opportunity Analysis and Forecast to 2025", published June 2016.

4 IndustryARC, "Cough Remedies Market - Forecast (2020 - 2025)", 2019.

A dry, non-productive cough is a very common symptom of IPF. At least 70%-85% of patients with IPF have a dry cough, which can often get worse on exertion.

The company conducted two preclinical studies in a 21-day bleomycin mouse model with established fibrosis in (treatment began on Day 7) conducted by Murigenics.

IPF In Vivo Study #1

• In this initial discovery screening study, NP-121("Radiprodil"), which shares the same target and similar pharmacology as Ifenprodil, also reduced fibrosis to a similar level as Ifenprodil at the same dose, suggesting a class effect of the pharmacophore.

IPF In Vivo Study #2

• Pirfenidone (100 mg/kg, BID), both a positive control and comparator arm in the study, showed a 44% reduction in fibrosis versus untreated controls (not statistically significant) as measured by Trichrome staining and modified Ashcroft scoring.

• Nintedanib (40 mg/kg, QD), a second positive control and comparator arm, and NP-251 (30 mg/kg, TID) both showed a 51% reduction in fibrosis versus untreated controls (p<0.05).

• Ifenprodil (20 mg/kg, TID) showed a 56.0% reduction in fibrosis versus untreated controls (p=0.015).

Acute Cough In Vivo Study

Data from this study demonstrated that at clinically relevant doses

• Ifenprodil (1.5 mg/kg) showed a reduction of 42% in mean cough frequency versus untreated control (p <0.01);

• Gefapixant (3.5 mg/kg) showed a 20% reduction in mean cough frequency versus untreated control (p <0.05); and

• Ifenprodil (59.8 seconds) and Merck's drug Gefapixant (49.7 seconds) both showed a non-statistically significant delay in the onset of the first cough when compared to control (34.2 seconds).

The Company is investigating Ifenprodil for IPF and chronic cough and is conducting a Phase 2 study in Australia and New Zealand.

Ifenprodil Manufacturing

The Company retained Organic Consultants, Inc. (dba Cascade Chemistry) to produce the active pharmaceutical ingredient ("API") of Ifenprodil. The Company has now completed the process of having the first multi-kilogram batch of cGMP material produced, at which point toxicology studies can begin. The Company filed a pre-IND application with the U.S. FDA to seek guidance on the use of Algernon's planned new propriety injectable and slow-release formulation. The FDA advised that for the toxicology program of the new intravenous Ifenprodil formulation, a single animal 30-day study would be acceptable.

The Development of a Therapy for Stroke

Launch of Clinical Research Program on Dimethyltryptamine

On February 1, 2020, the Company announced the launch a clinical research program for stroke focused on N,N-Dimethyltryptamine, a known psychedelic compound that is part of the tryptamine family (other drugs in the tryptamine family include psilocybin and psilocin.) Algernon plans to be the first company globally to pursue DMT for ischemic stroke in humans.

On May 17, 2021, the Company received positive feedback from the U.S. Food and Drug Administration (FDA) regarding its plans to investigate DMT as an adjunct to physical therapy in the rehabilitation of stroke.

One June 17, 2021 the Company announced that all of the required permits and licenses for the manufacture of its cGMP supply of DMT have been received and as a result, is targeting its Phase 1 human study to be conducted at Hammersmith Medicines Research UK in Q4, 2021.

The Company's decision to investigate DMT and move it into human trials for stroke is based on multiple independent, positive pre-clinical studies demonstrating that DMT helps promote neurogenesis as well as structural and functional neural plasticity. These are key factors involved in the brain's ability to form and reorganize synaptic connections, which are needed following a brain injury.

A recently published pre-clinical study5 in an animal model for stroke, showed that rats treated with DMT recovered motor function more quickly and to a greater extent and also exhibited lower lesion volumes when compared to control group animals that did not receive DMT. Key data from the study achieved statistical significance.

Unlike other companies recently researching psychedelic drugs, Algernon will be focusing on a sub-hallucinogenic, or microdose of DMT provided by continuous intravenous administration. By pursuing a continuous active microdose, the goal will be to provide patients with the therapeutic benefits of DMT, without having a psychedelic experience. This is an important element when considering treating a patient who has just suffered a stroke, wherein medications that cause a hallucinogenic response would not be preferred.

The Company also believes that a microdosing approach to developing a DMT treatment may enable a much wider review and acceptance of its data, including garnering the early interest of research investigators, the interest of clinical trial patients and ultimately clinical acceptance. Algernon's approach may also allow for a quicker pathway to regulatory approval including a Breakthrough Therapy designation from the FDA.

Global Stroke Treatment Market: Overview

According to a 2019 report from Transparency Market Research:

• the global stroke treatment market was valued at approximately US$8 billion in 2018;

• projected to grow at a compound annual growth rate ("CAGR") of approximately 7% over the forecast period, the global stroke treatment market is expected to reach a value of approximately US$15 billion by the year 2027;

• rise in the prevalence of stroke across the world, surge in the elderly patient pool, and rapid rise in comorbidities such as atrial fibrillation, diabetes, and hypertension leading to high risk of developing stroke are anticipated to drive the global stroke treatment market during the forecast period;

• North America is the leading regional market in the global stroke treatment market, and will continue to have a major share throughout the forecast period of 2019 to 2027.

DMT, or N,N-Dimethyltryptamine is a hallucinogenic tryptamine drug producing effects similar to those of other psychedelics like LSD, ketamine, psilocybin and psilocin. DMT occurs naturally in many plant species and animals and has been used in religious ceremonies as a traditional spiritual medicine by indigenous people in the Amazonian basin. DMT can also be synthesized in a laboratory.

At higher doses, DMT has a rapid onset, intense psychedelic effects, and a relatively short duration of action with an estimated half-life of less than fifteen minutes. Like other hallucinogens in the tryptamine family, DMT binds to serotonin receptors to produce euphoria and psychedelic effects. Because the effects of DMT do not last very long, it has been referred to as the "businessman's trip".

Named the "Spirit Molecule" by Dr. Rick Strassman, an American clinical associate professor of psychiatry and DMT research pioneer, DMT has been shown to induce neuroplasticity in a number of key pre-clinical studies. DMT is believed to activate pathways involved with forming neuron connections and has been shown in studies to increase the number of dendritic spines on cortical neurons. Dendritic spines form synapses (connections) with other neurons and are a major site of molecular activity in the brain.

While Dr. Strassman's Phase 1 bolus intravenous human study identified the sub-hallucinogenic dose of DMT in man, another pre-clinical animal study demonstrated this same dose level still retains the neuroplastic effect seen in higher hallucinogenic doses.

Algernon will be investigating an intravenous sub-hallucinogenic dose of DMT in its research and clinical studies.

DMT - Building the Case for Stroke

Data from a study published in Experimental Neurology, in May 2020 showed that in a rat model of cerebral ischemia-reperfusion injury, DMT reduced the infarct (dead cells) volume and improved functional recovery.

Key Findings:

• animals treated with DMT displayed lower lesion volumes than control animals measured by MRI 24 hours following the occlusion. (p = 0.0373);

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5 Nardai S, László M, Szabó A, Alpár A, Hanics J, Zahola P, Merkely B, Frecska E, & Nagy Z. (2020). N,N-dimethyltryptamine reduces infarct size and improves functional recovery following transient focal brain ischemia in rats. Experimental neurology, 327, 113245.

• animals in the DMT group improved motor function more quickly and to a greater extent than the control group; The differences became significant on the 4th day (p = 0.0325) and persisted throughout a 30-day follow-up; and

• mRNA expression of brain-derived neurotrophic factor (BDNF) was upregulated in both the peri-infarct cortex (p = 0.0273) and contralateral cortex (p = 0.0048) as well as in serum (p < 0.0001). BDNF is a key facilitator of neuroplasticity.

Algernon's Pre Clinical Research Plan

The Company intends to conduct a number of pre-clinical research experiments to guide the Company as it advances towards it planned clinical trials. Studies will include:

1. Potency of multiple new forms of DMT

2. Toxicology

3. Treatment timing and duration

4. DMT in combination with constraint induced movement therapy

The Company has identified a number of countries that allow research with tryptamines as well as Contract Research Organization's (CRO's) with experience in this area of research who have the required approvals to work with controlled substances, but has not yet contracted with any of them.

Algernon's DMT Clinical Research Plan

1. Ischemic Stroke

Each year there are approximately 15 million strokes that occur globally with 700,000 strokes occurring in the U.S. alone.6 Approximately 85% of all strokes are ischemic strokes, which occur when a blood clot blocks blood flow to the brain.

Currently, medication treatments for ischemic stroke are primarily limited to Tissue Plasminogen Activator ("TPA") or blood thinners. However, these treatments are stroke type specific and cannot be given until the patient has received a CT scan to determine if the stroke is ischemic or haemorrhagic. Patients being treated with TPA must receive the drug within 3 hours of the injury. As a result, only 5% of stroke patients receive TPA.

Additional treatment options involve surgical intervention such as catheter embolectomy and decompressive craniotomy.

Based on its pre-clinical data research conducted by others, Algernon plans to test DMT in the clinic in patients as soon as possible after the stroke injury occurs. If it is established in the Company's pre-clinical research phase that DMT can be used to treat both haemorrhagic and ischemic stroke, the patient will not have to wait for a CT scan and treatment can begin immediately, possibly while being transported to the hospital.

Algernon's pre-clinical research is designed to help establish the optimal treatment period duration for DMT as well as the clinically effective sub-hallucinogenic dose.

2. Post-Stroke Rehabilitation

Sixty-five percent of stroke survivors will end up with from some form of disability after having suffered a stroke. Intensive physical rehabilitation has been shown by researchers to improve function and reduce long-term disability.7

While Algernon will investigate DMT to treat a patient as quickly as possible after the stroke occurs, it will also investigate the potential of the drug as a treatment during the rehabilitative process. Rehabilitation therapy, which includes motor-skill exercises, mobility training and range-of-motion therapy, and can begin as soon as 24 to 48 hours after the stroke has occurred.

One specific type of rehabilitation therapy is called Constraint-induced Movement Therapy ("CIMT"). It is focused on improving upper extremity function in stroke patients and involves intensive training of the weaker arm while restricting the use of the stronger arm.

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6 Mackay J, Mensah GA, World Health Organization, Greenlund, K. (2004). The Atlas of Heart Disease and Stroke. World Health Organization, p 50-51.

7 Dobkin BH (2005) Rehabilitation after Stroke. New England Journal of Medicine, 352(16), 1677.

Algernon will investigate DMT in pre-clinical animal models of CIMT for the promotion of neurogenesis and structural and functional neural plasticity during various time periods after the stroke has occurred.

If the final data is positive, the Company will move DMT into a separate clinical trial to test for its efficacy as a post stroke rehabilitation adjunctive treatment.

Pathway to Clinic

1. Pre-IND U.S. FDA & CTA- Health Canada

Based on historical data showing that several DMT Phase 1 studies have already been conducted, the Company believes that it will be able to use this data to seek approval to begin its own Phase 1 study without having to complete certain toxicology work, but can give no assurance either the FDA or Health Canada will agree.

In a Pre-IND request submitted March 16, 2021, Algernon sought direction from the FDA regarding the design and scope of the Company's preclinical and early phase stroke clinical programs. The FDA response showed they are in agreement with the Company's planned preclinical efficacy experiments and offered guidance with regards to supportive preclinical safety studies. In addition, the FDA provided valuable input into the design of the Company's planned Phase 1 clinical trial, which will be conducted through Hammersmith Medicines Research in the UK, in Q4 2021.

The Company also intends to submit a Clinical Trial Application ("CTA") to Health Canada in order to obtain additional insight and options for the Company's planned clinical research program.

2. U.S. Breakthrough Therapy Designation

At present, the Company's business activities surrounding DMT are strictly based on either pre-clinical research or clinical trials being conducted by third parties. The regulatory steps required to gain approval for DMT are the same as any other drug or compound being studied. While each global jurisdiction has their own approval process (which often defaults to FDA approval) the FDA rules and guidelines are considered the gold standard. The drug approval process includes successfully navigating through Phase 1, 2 and 3 clinical studies and based on the strength of the data, applying for marketing approval. Since DMT is currently a Schedule 1 drug, for DMT to be approved in the U.S. for sale, there will need to be some communication and agreement between the FDA and the DEA to allow for its sale for a clinical purpose in the U.S.

The Company also believes that a microdosing approach to developing a DMT treatment may enable a much wider review and acceptance of its data, including garnering the early interest of research investigators, the interest of clinical trial patients and ultimately clinical acceptance. Algernon's approach may also allow for a quicker pathway to regulatory approval, including a Breakthrough Therapy designation from the FDA should the Company seek FDA approval in the future.

The FDA Breakthrough Therapy designation is a process designed to expedite the development and review of drugs that are intended to treat a serious condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). If the results of the Company's Phase 1 and Phase 2 clinical trials are promising, which are expected to be completed before the end of 2022, the Company may consider making an application to the FDA for a Breakthrough Therapy designation. Generally, the FDA reviews the application and considers all data presented before it makes its determination. If the Breakthrough Therapy designation is not approved by the FDA, the Company intends to continue with its planned Phase 3 clinical trials and follow the standard pathway for drug approval, which does not require any special designation. There are no additional costs associated with pursuing a Breakthrough Therapy Designation.

Regardless of where the Company's clinical trial will be conducted, only the various parties that manufacture, ship, receive and handle DMT will be required to have all required licenses and permits and the Company will be undertaking to ensure that these are all in order. DMT is a controlled substance in most countries globally and the import and export of it is closely scrutinized and monitored.

Pre-Clinical Research

On February 8, 2021, the Company appointed Charles River Laboratories ("Charles River") to conduct its preclinical (non-human testing) research work, which will be conducted in Finland. The pre-clinical research will include:

1. Conducting a cortical neurite outgrowth study, which is a study that looks at the neuronal effects of DMT over various time periods and durations. This research is being conducted in-vitro. This research will be required before the start of the Phase 1 clinical study;

2. Investigating DMT and its effects in an animal model of hemorrhagic stroke. This research will be required before the start of the Phase 2 clinical study; and

3. Investigating DMT in an animal ischemic stroke model to validate and extend the scope of the data that was developed in a similar study last year by Dr. Nardai of Department Section of Vascular Neurology, Heart and Vascular Center, Semmelweis University, Budapest, Hungary. This research will be required before the start of the Phase 2 clinical study.

The contract with Charles River can be cancelled at any time by the Company, subject to the payment of charges for any outstanding work orders. The Company will own the rights to all results of the pre-clinical research conducted by Charles River.

Charles River requires the following three permits to conduct this research in Finland:

1. DMT Handling permit: This permit has already been granted by the Finnish Medicines Agency ("FIMEA"); and

2. DMT Import permit: This permit has already been granted by FIMEA; Charles River has sent a paper copy to send to the exporter (Toronto Research Chemicals Inc. ("TRC")); and

3. DMT Export permit: TRC has received the paper copy of the import permit, and applied to Health Canada for the export permit. This permit was received and the DMT has already been shipped and received at Charles River.

Phase 1 Clinical Research

The Phase 1 clinical trial on DMT involves the study of safety and dosing of DMT in healthy individuals. The Company anticipates commencing the Phase 1 clinical trial by the end of 2021 after the Company completes the Phase 1 study protocol. The Company has engaged Hammersmith Medicines Research in the United Kingdom ("Hammersmith") to conduct the Company's Phase 1 clinical trials for DMT. Under U.K. law, Hammersmith requires a Schedule 1 license and a "Manufacture/Import Authorisation" (known as an MIA(IMP)) in order to handle DMT and conduct the Phase 1 trials.

Hammersmith presently has both the required licence and authorisation, but Hammersmith will need to apply for a study-specific Schedule 1 license as well. The Phase 1 trial must also be approved by the Medicines and Healthcare Products Regulatory Agency (the "MHPR Agency") and its research ethics committee, which is expected to take approximately five weeks. The MHPR Agency regulates medicines, medical devices and blood components for transfusion in the U.K. Upon receipt of approval from the MHPR Agency, Hammersmith will make an application to the Home Office of U.K. for a study-specific Schedule 1 licence, which is expected to take approximately one month from the date the application is made.

There can be no assurance that the Schedule 1 study-specific license will be granted by the Home Office of the U.K. In addition, Hammersmith requires an import permit in order to import the DMT manufactured in Canada by Dalton. To import DMT, Hammersmith will require a certificate of analysis with the material, which is a standard document for a drug manufacturing company and which Dalton will provide as part of its contractual obligations. Obtaining the import permit can be done in parallel with the other approvals and precedes the export permit required to be obtained by Dalton.

After completion of the Phase 1 clinical trial, the Company will review the data and consider conducting a Phase 2 clinical trial. A Phase 2 clinical trial is the first time a drug can be tested in the patient population that the drug has been identified to treat. The Company's initial focus will be the acute treatment of ischemic stroke patients as well as combination therapy of DMT and Constraint Induced Movement Therapy.

The Company will need to engage a contract research organization in order to conduct Phase 2 clinical trial, which could be Hammersmith should the Company wish to continue the clinical trials with them.

Research-Grade DMT Manufacturing

As part of the Company's work order with Charles River, Charles River is required to obtain its own supply of research grade DMT. Charles River has chosen to obtain this DMT from TRC, the cost of which is included in the Company's work order. TRC manufactures and supply researchers in the biomedical fields with specialized complex organic small molecules not otherwise commercially available. TRC will ship the DMT directly to Charles River's facility in Finland. The Company understands the TRC holds a Health Canada dealer's license, but will require an amendment to that license to produce the research grade DMT. Please refer to the discussion of dealer's license amendment under the follow paragraph "Clinical-Grade DMT Manufacturing". The Company understands that the TRC's license amendment is pending.

Clinical-Grade DMT Manufacturing

The Company recently awarded the contract to manufacture its cGMP (clinical grade (for human use) material) DMT to Dalton Pharma Services ("Dalton"). The DMT produced by Dalton is intended for use by Hammersmith (as defined below) in the Company's Phase 1 clinical trials. Dalton is a Health Canada approved GMP contract provider of integrated chemistry, drug development and manufacturing services to the pharmaceutical and biotechnology industries. Dalton holds a dealer's license with Health Canada under the CDSA that allows Dalton to possess, produce, assemble, sell, send, transport and deliver controlled substances.

On July 17, 2021 the Company announced that all of the required permits and licenses for the manufacture and export of its cGMP supply of DMT had been received by Dalton and that they have commenced synthesis of DMT for the Company.

CRO's

Algernon has retained CRO Clinical Development Solutions, to support all aspects of the investigational brochure, study protocol and Pre-IND and IND application with the FDA as well as the CTA with Health Canada. Clinical Development Solutions will provide high-level oversight and management of all clinical trials.

The Company has also retained Novotech to conduct a feasibility study for Algernon to conduct all or part of its DMT stroke clinical research program in Australia. The Company has currently engaged Novotech for its Phase 2 clinical study for idiopathic pulmonary fibrosis and Chronic Cough. Australia is a favoured country for clinical research because of its government supported 40% refundable tax credit program.

Intellectual Property

Algernon has filed new provisional patent applications for new forms of DMT, in addition to formulation, dosage and method of use claims for ischemic stroke. The Company has also filed claims for combination therapy of DMT and CIMT.

The Development of a Therapy for Pancreatic Cancer

The Company has initiated a new clinical research program for pancreatic cancer (PC) and Ifenprodil. PC is an orphan disease and has a five-year survival rate of 7.9%. This means that only approximately 8 in 100 people will have survived for five years and beyond. The 10-year survival rate of the disease is 1%, meaning only approximately 1 in 100 people survive 10 years and beyond. PC has the lowest 5-year survival rate of any of the 22 common cancers.

The global pancreatic cancer treatment market is expected to reach USD 4.2 billion in 2025, according to a new report by Grand View Research, Inc. Increasing tobacco consumption, smoking, obesity, and growing awareness pertaining to various treatment options available are propelling the market growth at a global level. The peak incidence of pancreatic cancer is seen in the age group of 65 to 75 years. This expanding geriatric population is also expected to drive the growth during the forecast period.

Ifenprodil demonstrated a significant anti-tumour effect in a PC animal model which was reported in a paper published in the Dove Press Journal, Clinical Pharmacology: Advances and Applications. The research paper concluded that Ifenprodil significantly and rapidly reduced the average solid tumour size by approximately 50% by day three and remained stable while on treatment in a murine model of PC. The average tumour size in the untreated group doubled during the same period.

The Company signed a license agreement with Dartmouth College for the rights to a patent that covers, Methods for diagnosing and treating neuroendocrine cancer, specific to NMDA receptors.

In Vivo Study Summary:

Key findings from the study were as follows:

• Cell lines PanC-1, HPAC-1 and BXCPC-3 as well as tissue samples from a commercial array of insulinoma and adenocarcinoma with normal adjacent tissues showed GluN1 and GluN2B NMDA receptor subunit presence. Subunit presence on normal pancreatic tissues was not detected.

• Treatment of cell lines for 48 hours with Ifenprodil reduced viability across all trials in a dose-dependent fashion.
Administration of 2.5mg/kg Ifenprodil once daily over 10 days reduced PanC-1 tumour xenograft size by almost half with the reduction persisting four days after treatment ceased (p<0.01) while having no apparent impact on animal health.

The Company has already begun preparing a pre-IND meeting request that will be filed shortly with the U.S. FDA to help determine next steps to advance Ifenprodil into clinical studies for PC. Algernon also plans to file for an orphan disease designation and seek Fast Track status, as well as a Breakthrough Therapy Designation.

The Development of a Therapy for Small Cell Lung Cancer

The Company has initiated a new clinical research program for small cell lung cancer ("SCLC"). Small-cell lung cancer (SCLC) is a high-grade neuroendocrine carcinoma arising predominantly in current or former smokers and has an exceptionally poor prognosis. SCLC makes up about 15% of lung cancer cases.

According to Fortune Business Insights., the global lung cancer therapeutics market size was valued at USD 18,327.6 Million in 2018 and is projected to reach USD 48,725.9 Million by 2026, exhibiting a CAGR of 13.0% in the forecast period (2019-2026).

In Vivo Study Summary:

Key findings from the study were as follows:

  Key components of the ERK 1 growth cascade were dramatically reduced by 24 hr Ifenprodil (250μM) incubation (p42MAPK, X0.31 and phosphor-p42/44MAPK, X0.59) while P44MAPK was significantly increased (X1.53). The activation of the ERK/MAPK signalling pathway promotes proliferation and has an anti-apoptotic effect. DNA repair proteins PARP were reduced (X0.38) while the 89Kd breakdown product representing cell apoptosis was increased X5.21
  48 hr incubation with Ifenprodil doses <50μM reduced NCI H82 cell viability significantly (P<0.01) with an IC50 produced by doses of >106μM. Additionally, clear additive effects with topotecan were shown as co-incubation with 4μM topotecan reduced Ifenprodil's IC50 from 106μM to 7.3μM (P<0.0001)
  Xenografts from mice receiving a daily dose of Ifenprodil (2.5mg/kg) over 10 days decreased their size by ~30% and maintained them at a size below that at day 0 until treatment ceased at day 10. Afterwards tumors began to recover and grow but at the same rate as control tumors (P<0.001). 2.5 mg/kg is considered a well-tolerated dose and did not impact the health of the animals.
  Xenografts from mice receiving alternate day doses of Ifenprodil (2.5mg/kg) or topotecan (days 0, 2 and 4) showed slowed tumor growth compared to vehicle-treated controls so that each agent restricted the rise in tumor size to about 2.5-times by day 16, while controls rose to an average of 9.2-times. Tumor doubling times were 4 days for controls, 9 days for topotecan treatment, and 12 days for Ifenprodil treatment.
  Xenografts from mice receiving alternate day doses of Ifenprodil (2.5mg/kg) plus 3mg/kg topotecan on days 0, 2 and 4 seemed to arrest all growth over the 16 days of observation, and the tumors of all individual animals behaved in a similar manner with little scatter. From this study, there was clear addition through the topotecan and Ifenprodil combination (P<0.01) with marked synergy for smaller tumors (P=4.7E−4).
  Xenografts from mice receiving alternate day doses of Ifenprodil (2.5mg/kg) plus 50mg/kg cyclophosphamide on days 0, 1 and 2 produced a clear additive effect (P<0.03), preventing tumor growth.

The Company signed a license agreement with Dartmouth College for the rights to a patent that covers, Methods for diagnosing and treating neuroendocrine cancer, specific to NMDA receptors.

The Development of a Therapy for COVID-19

On July 6, 2021, Algernon announced that it would not be advancing Ifenprodil into a Phase 3 clinical study for COVID-19. The Company's decision was based on several factors including the overall finding of the Phase 2b study final data set, the global rate of vaccinations to date, other COVID-19 drug treatment programs under development, the projected trial size, costs and timelines needed to successfully complete a Phase 3 trial. Feedback recently received from the U.S. FDA regarding the end of Phase 2 meeting request was also informative.

Safety History of Lead Compounds

Ifenprodil

Ifenprodil was developed in France and introduced into the Japanese market in 1982 by a global pharmaceutical company. It was withdrawn from the French market in 2014 owing to a lack of risk/benefit analysis but is still available in Japan as a generic drug. Since its origin, there have been a number of clinical trials investigating its use in other diseases, as summarized below:

1. Circulatory System Related Disorders (4,821 Patients over one 1 Year);

2. Circulatory Issues (94 Patients over six months); and

3. Alcohol Dependence (46 Patients over three months).

4. COVID - 19 (150 patients over 8 months)

Note: No significant adverse side effects in any of the above noted studies were identified by the Company. In addition, the Company conducted its own 150 patient Phase 2b/3 human study of Ifenprodil for the treatment of COVID-19. The external Data and Safety Monitoring Board completed its review at the conclusion of the Phase 2b part of the study and provided approval for the Company to continue on with the Phase 3 part of the study further confirming the drug's safety.

Bemethyl

Bemethyl was developed in Russia in 1970. Bemethyl is currently prescribed for neurological conditions in Russia, where it is genericized, and as a supplement in the Ukraine. Since its origin, there have been a number of clinical trials investigating its use in other diseases, as summarized below:

1. Viral Hepatitis A (148 Patients);

2. Chronic Non-specific Respiratory Diseases (36 Patients);

3. Radiation Sickness (9 Patients);

4. Ischemic Heart Disease (75 Patients);

5. Coronary Artery Bypass Surgery (29 Patients);

6. Prevention Of Hearing Loss (148 Patients);

7. Neuromuscular Diseases (145 Patients);

8. Ischemic Stroke (2 Studies: 53 And 28 Patients);

9. Fetal Hypoxia During Gestosis (157 Patients); and

10. Treatment Of Recurrent Erysipelas (66 Patients)

Note: No significant adverse side effects in any of the above noted studies were identified by the Company.

Bromantane

Bromantane was developed in Russia in the 1980's. Bromantane was approved in Russia for the treatment of neurologically related diseases. The Company believes that it was withdrawn from the market in the fourth quarter of 2018 due to declining sales. Since its origin, there have been a number of clinical trials investigating its use in other diseases, as summarized below:

1. Pilot trial (30 patients);

2. Multicenter trial (795 patients);

3. Phase II trial (30 patients, randomized, blinded, placebo-controlled);

4. Non-motor symptoms of Parkinson's Disease (70 patients, open label); and

5. Irritable Bowel Syndrome (30 patients, open label w/ control group)

Note: No significant adverse side effects in any of the above noted studies were identified by the Company.

Emoxypine

Emoxypine was developed in Russia and was first approved in 1986 as an anti-anxiety medication. It is available in Russia and the Ukraine as a highly genericized prescription medicine. In Russia, Emoxypine is one of the top selling drugs and is on the state registry of essential drugs. Since its origin, there have been a number of clinical trials investigating its use in other diseases, as summarized below:

1. Cerebral Ischemia (26 trials, 6337 patients);

2. Cardiology (12 trials, 2531 patients);

3. Psychiatry (10 trials, 733 Patients);

4. Ophthalmology (11 trials, 1163 patients);

5. Pancreatitis (6 trials, 505 patients);

6. Epilepsy, Encephalopathy, Pain, Eczema, Dentistry and others; and

7. Phase III registered trial for stroke on going.

Note: No significant adverse effects in any of the above noted studies were identified by the Company.

NP-251

NP-251 was developed in Japan and approved in 1987. NP-251 is no longer available in Japan where it was initially approved as an anti-allergy medication. It was withdrawn from the market in 2014 for sales reasons. Little reported clinical Information exists for NP-251.

Note: The Company did not identify any publicly available significant adverse side effect issues related to this compound.

DMT

N,N-dimethyltryptamine (DMT) has a long history of use but has not been approved of in any jurisdiction of note. DMT was first found to be psychedelic by the Hungarian chemist Stephen Szára in the 1950s. In the 60s it was discovered in the human body, with research suggesting it is synthesised in lungs and the pineal gland in the brain. It is now believed to be widespread throughout the natural kingdom, in thousands of plants, and in every mammal that has been investigated so far. DMT is typically consumed as part of South American psychoactive brew known as ayahuasca which has been in use for over 500 years. Due to abuse, in the 70s, DMT was placed into a restrictive legal category, and research was halted.

In the 90's Strassman conducted a dose response study to IV infusion of DMT (hallucinogenic and sub-hallucinogenic) into experienced hallucinogen users. Findings were that peak blood levels were seen after 2 minutes and were negligible after 30 minutes. DMT dose dependently elevated blood pressure, heart rate pupil diameter, rectal temperature, as well as blood levels of beta-endorphin, corticotropin, cortisol and prolactin. Growth hormone rose equally in response to all administered doses. All thresholds for effects to be deemed significant occurred at doses classified as hallucinogenic. Although one subject had to withdraw due to a marked diastolic blood pressure response, the study concluded that the drug could be administered with no safety concerns even at hallucinogenic doses. Given Algernon Pharmaceuticals strategy is to administer sub-hallucinogenic doses no safety concerns are contemplated.

A resurging interest in psychoactive compounds with data indicating neuroplastic effects has spurred numerous studies for efficacy in neurodegenerative conditions ranging from depression to stroke with regulators approving of DMT for clinical trials at doses high enough to trigger a psychedelic experience. Timmermann et al. found similar results to Strassman in that after DMT IV infusion peak blood levels were found 2-3 minutes after infusion and remained significantly higher than placebo for 17 minutes.8 Timmermann also did not note any safety concerns about DMT infusion as the only subject to be excluded from the study was due excessive movement artifacts during EEG.

Clinical information on the safety of DMT, outside of use as an ingredient within ayahuasca, is limited but Algernon is unaware of any expressing significant safety concerns. Several studies regarding consumption of ayahuasca have been conducted finding significant adverse effects to be rare, with nausea, vomiting, diarrhoea, and hypertension being most commonly reported.

Competitive Conditions

NASH

With rising global rates of obesity and diabetes, NASH, a chronic inflammatory liver disease, is becoming an increasingly prevalent medical concern. To the Company's knowledge there are currently no approved treatments for the disease.

Due to the complexity of the disease, key drug developers are seeking to develop combination therapies to target multiple stages of NASH progression to produce a successful treatment. For example, on October 29, 2018, Pfizer Inc. and Novartis International AG collaborated to develop a therapy combining their NASH pipelines, including Novartis' Emricasan.

As the field matures and positive data is generated from clinical trials, the levels of later-stage partnering activities are expected to rise. According to a 2018 report by GlobalData, approximately 127 drugs are currently in preclinical trials, 40 in phase 2 and just seven in phase 3. This suggests the industry is still in a pioneering phase of growth. A representative list of later stage trials is given below.

NASH Phase 2/3 Anti-fibrotics and Anti-Inflammatories

3	Cencriviroc	Allergan	CCR2/5 Inhibitor
2	BI-1467335	Pharmaxis	SSAO Inhibitor
2	GR-MD-02	Galectin	Galectin-3 inhibitor
2	Tipelukast	Medicinova	PDE3/4 inhibitor
2	SMG-0109	Second Genome	Inflammasome Inhibitor

Legend: 2 = Phase 2 Trial      3 = Phase 3 Trial

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8 Timmermann C, Roseman L, Schartner M, Milliere R, Williams LTJ, et al. 2019. Neural correlates of the DMT experience assessed with multivariate EEG. Sci Rep 9: 16324

Product Positioning

Algernon believes its products Bemethyl and Bromantane, being primarily anti-fibrotic, are likely to be used in the later stages of the disease where patients are at risk for developing cirrhosis and ultimately liver cancer. Interestingly, both compounds exhibited anti-fibrotic effects in a pre-clinical animal model of kidney fibrosis as well.

According to a study reported in the Journal of Clinical Endocrinology & Metabolism, approximately 50% of NASH patients have type 2 diabetes, and kidney disease is a common complication of diabetes.9 As a result, Bemethyl and Bromantane may be useful to treat both NASH and its diabetes associated complications. Furthermore, Algernon's lead compounds both outperformed a lead drug called Cenicriviroc in both its NASH and CKD pre-clinical studies. Cenicriviroc is a lead candidate in later stage trials being developed primarily on the basis of its anti-fibrotic activity. The product placement for Algernon's compounds is noted in the diagram below.

Additional benefits may arise from combining Algernon's compounds with other agents such as the peroxisome proliferator-activated receptor agonists or thyroid-stimulating hormone agonists.

CKD

Currently, there is no known cure for CKD; however, according to the Mayo clinic, depending on the underlying cause, some types of kidney disease can be treated.

Treatment usually consists of measures to help control symptoms, reduce complications, and slow progression of the disease. If the kidneys become too severely damaged through fibrosis and progress to end-stage kidney disease, dialysis or a kidney transplant are the only interventions available.

The majority of drugs are used to treat the often associated high blood pressure (e.g. angiotensin converting enzyme inhibitors, ACE inhibitors: angiotensin receptor blockers, ARBs) in patients at risk of, or are developing CKD. The CKD market is growing, owing to an increasingly older population who are more susceptible to age related diseases such as diabetes and cardiovascular disorders. With respect to the latter complication, patients with chronic CKD often experience high levels of bad cholesterol, which can increase the risk of heart disease, thus cholesterol lowering agents are often prescribed to patients. Anemia is also a common complication of CKD and therapies such as erythropoietin is often prescribed.

Algernon believes that its compounds Bemethyl, Bromantane, Emoxypine and NP-251, which all demonstrated anti-fibrotic activity in a commonly used model of CKD, are attractive candidates for development. None of the compounds appear to possess anti-hypertensive activity which is important to nephrologists who already have many effective, genericized blood pressure lowering agents available to them. The lead compounds discovered by Algernon were as effective as or better than a moderate dose of Telmisartan, a prototypic angiotensin receptor blockers.

__________________________________

9 Portillo-Sanchez P, Bril F, Maximos M, et al., "High Prevalence of Nonalcoholic Fatty Liver Disease in Patients With Type 2 Diabetes Mellitus and Normal Plasma Aminotransferase Levels." The Journal of Clinical Endocrinology & Metabolism, (2015): 100(6):2231‐2238.

CKD Phase 2/3 Compounds in Development (not Targeting CKD Complications, e.g. anemia)

T	Pyridorin	Nephrogenyx	AGE inhibitor (bankruptcy)
2	GTK831	Genkyotex	NOX1/4 inhibitor
T	Atrasentan	Abbvie	ET-1 inhibitor
3	Canagliflozine	J&J	SGLT1 inhibitor
3	Finerenone	Bayer	non-steroidal selective mineral corticoid receptor
2	Baricitinib	Incyte	JAK1/2 inhibitor (approved for RA)
2	CCX140	Chemocentryx	CCR2 inhibitor (on hold)
2	CTP-499	Concert	PDE inhibitor (out-licensed unknown status)
2	Seloncertib	Gilead	ASK-1 inhibitor (note Phase 3 NASH failure)
2	VPI-2690B	Janssen	alpha-5-beta-3 integrin-IGF-1 mAb
2	SER150	Serodus	TXA2-synthase and TX receptor antagonist

Legend: 2 = Phase 2 Trial      3 = Phase 3 Trial      T = Trial Terminated

Product Positioning

Based on the data from the pre-clinical animal research models, the Company believes the product placement of its compounds are likely to be used in the later stages of the disease (post development of glomerulonephritis) where there are currently no approved therapies.

IBD

The common symptoms of IBD include chronic pain and cramps in the abdomen, persistent diarrhea, occasional rectal bleeding, and fever. The exact cause of inflammatory bowel disease is not well understood and there is high prevalence and incidence rates of these diseases have been observed in developed countries.

Moderate cases of both UC and Crohn's are well served by 5-ASA where remission can occur quickly. However, up to 50% of patients can eventually fail therapy. In the case of patients with moderate disease, next in-line treatment options include immunosuppressants and corticosteroids or TNF-alpha inhibitors. Both steroids and IMs can have an unfavourable safety profile, and in the latter case can take time to reduce disease severity. TNF-alpha inhibitors and other biological drugs (anti-a4b7 and IL-12/23) can be effective for severe cases, but patients can still fail biological therapy. In addition, the cost of biological drugs can be very high.

Interestingly, up to half of all Crohn's disease patients will develop disease complications, one which is development of fibrotic strictures (fibrostenosis), leading to GI tract obstruction and severe clinical consequences. Fibrostenosis is also a serious problem for UC with approximately 8% incidence over the lifetime.10

Currently, to the Company's knowledge, there is no clinical solution for preventing or treating fibrostenosis in patients with IBD, except for surgical intervention. Therefore, the Company believes, there is a great unmet need to understand fibrotic complications in IBD and how to prevent and treat them. Given the anti-fibrotic potential of Emoxypine, this is Algernon's lead compound for this disease

IBD Phase 2/3 Recent Approvals and Compounds in Development

Ulcerative Colitis

M	Tofactinib	Pfizer	JAK1 inhibitor mAb
3	Usteniumab	Janssen	IL-12/23 inhibitor mAb
3	AJM 300	Eisai	alpha-4-beta-7-integrin
3	Etrolizumab	Roche	alpha-4-beta-7-integrin mAb
3	Ozanimod	Celgene	S1PR1/5 inhibitor
3	Mirikizumab	Eli Lilly	IL-23 mAb
3	Risenkizumab	Abbvie	IL-23 mAb
3	Filgotinib	Galapagous	JAK1 inhibitor
3	Upadacitinib	Abbvie	JAK1 inhibitor
3	TD-1473	Theravance	JAK1/2/3 inhibitor
2	Apremilast	Celgene	PDE4 inhibitor (approved for RA, Otezla®)
2	Etrasimod	Arena	S1PR1/4/5 inhibitor
2	Brazikumab	Allergan	IL-23 mAb

Legend: 2 = Phase 2 Trial      3 = Phase 3 Trial      M = Approved & Marketed

Crohn's

M	Usteniumab	Jannsen	IL-12/23 mAb (Stelara®)
3	Etrolizumab	Roche	alpha-4-beta-7-integrin mAb
3	Ozanimod	Celgene	S1PR1/5 inhibitor
2	Guselkumab	Jannsen	IL-23 mAb
2	Risenkizumab	Abbvie	IL-23 mAb

Legend: 2 = Phase 2 Trial      3 = Phase 3 Trial      M = Approved & Marketed

Product Positioning

Algernon has identified two orally available compounds, Emoxypine and Ifemprodil, that have shown activity in both UC and Crohn's preclinical models, with an efficacy profile similar (and in some end points better) than 5-ASA. Emoxypine demonstrated anti-fibrotic effects in an animal model of CKD, which the Company believes could make it a clinically attractive candidate, should it demonstrate additional anti-fibrotic activity in clinical testing for IBD. Until clinical testing is completed and the efficacy of the product is known, the Company expects the product to be used in advance of steroids and immunosuppressants.

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10 Mak JWY, Siew Chien N.,"Epidemiology of fibrostenosing IBD"[published online ahead of print, 2020 Feb 27]. Journal of digestive diseases. 2020, 10.1111/1751-2980.12853.

IPF & Chronic Cough

IPF

IPF is a fatal disease involving scarring of the lungs. When diagnosed, patients typically have a 3-5 year life expectancy. The condition is rare and is considered an orphan disease. There are two approved treatments for IPF, Nintedanib and Pirfenidone, although there are multiple drugs in clinical trials for IPF.

IPF is a type of interstitial lung disease in which the lung tissues are damaged, thereby reducing its oxygen delivering capacity. Increase in incidence of fibrotic diseases poses a high risk factor for IPF.

In addition, the Company believes that a rise in the geriatric population or a surge in the cigarette smoking population could boost the market growth.

One of the clinical problems with a subset of IPF patients is a persistent cough. To the Company's knowledge, no reliable data on the prevalence of cough in IPF exist. Some studies report that up to 80% of patients experience Chronic Cough; however, lower numbers are also reported.11 The Company believed this may be attributed to the method of reporting and the definition of cough used (any cough versus disabling cough). When cough is present in IPF, it is severe and difficult to treat.

IPF Phase 2/3 Compounds in Development12

Phase	Compound
3	Antimicrobial Therapy
2	Autoantibody Reductive therapy
2	BLD-2660
2	CC-90001
2	Danazol
2	GB0139
2	GKT137831
3	GLPG1690
2	HEC 68498
2	IDL-2965
2	iNO
2	KD025

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11 Mirjam JG van Manen, et. al., "Cough in idiopathic pulmonary fibrosis", European Respiratory Review, Sep 2016, 25 (141) 278-286.

12 "Drug Development Pipeline - PF & IPF", Pulmonary Fibrosis Foundation, April, 2020.

Phase	Compound
2	MN-001
2	ND-L02-s0201
3	Pamrevlumab
2	PLN-74809
2	PRM-151
2	Rituximab
2	RVT-1601
2	VAY736

Chronic Cough

Chronic cough is defined as a cough lasting for at least 8 weeks. In the general population it has a prevalence of 9% to 33% in the United States and Europe.[13] It is a frequent reason for seeking medical advice, with a high number of medical consultations.

Although at present, to the Company's knowledge, there are no approved treatments, Gefapixant recently reported positive Phase 3 data, but the drug causes issues of taste disturbance with a large fraction of patients.[14]

Chronic Cough Phase 2/3 Compounds in Development

There are several drugs in development for Chronic Cough including TRP modulators, NK1 Antagonists, and P2X3 antagonists ranging from early pre-clinical to phase 3.

Product Positioning

Algernon believes Ifenprodil has an attractive profile in the treatment paradigm of IPF owing its ability to reduce fibrosis and cough frequency. The compound also has minimal known issues with respect to taste disturbance and diarrhea which affects up to 60% of patients taking Nintedanib.[15] Owing to the multi-year regulatory exclusivity afforded to orphan diseases, the preferred indication is IPF.

Stroke

Worldwide, 16.9 million people suffer a first stroke each year, resulting in about 33 million stroke survivors and 5.9 million stroke-related death making stroke the second or third most common cause of death and one of the main causes of acquired adult disability. Approximately 80% of these survivors have motor impairments of the upper limb that gravely affect their ability to perform activities of daily living (ADL), as well as social participation.

Previous studies showed that the severity of upper limb paresis is an independent determinant of the outcome of basic activities of daily living (ADL) post stroke. Constraint-induced movement therapy (CIMT) or modified versions of CIMT (mCIMT) are currently considered the most effective treatment regimens in physical therapy to improve the outcome of the upper paretic limb. CIMT is a treatment technique to improve the arm motor ability and functional use of a paretic arm-hand. CIMT forces the use of the affected side by restraining the unaffected side. Clinical practice guidelines recommend at least 45 minutes of each relevant stroke rehabilitation therapy for a minimum of 5 days per week (NICE 2013). In practice, CIMT therapy is typically initiated as soon as possible after occurrence of the stroke and is done in a repetitive manner in sessions from 30 minutes to 6 hours, 2-7 times a week for as short as 2 weeks up to 12 weeks of treatment.

Stoke Phase 1/2/3 Recent Approvals and Compounds in Development

2	OSU61621	Carlson Research	Monoamine stabilizer
3	nerinetide	NoNo	PSD-95 Inhibitor

__________________________________

13 Van Manen MJG, Birring SS, Vancheri C, Cottin V, Renzoni EA, Russell AM, et al. "Cough in idiopathic pulmonary fibrosis." Eur Respir Rev., 2016;25:278-86.

14 Nick Paul Taylor, "Merck hits goal in cough phase 3 but yet to quash tolerability concern", Fierce Biotech, March 17, 2020.

15 Proesmans VLJ et al. "Self-reported Gastrointestinal Side Effects of Antifibrotic Drugs in Dutch Idiopathic Pulmonary Fibrosis patients." Lung vol. 197,5 (2019): 551-558. doi:10.1007/s00408-019-00260.

2	3K3A-APC	ZZ Biotech	Blood clotting and inflammation modulator
M	tPA	Roche	thrombolytic
2	BIIB093	Biogen	SUR1-TRPM4 inhibitor
1	LT-3001	Lumosa Therapeutics	Antioxidant/free radical scavenger

Product Positioning

Algernon believes its protections filed for DMT will allow Algernon to capitalize on the compound for uses in stroke as a therapeutic and help fill the gap in approved treatments for acute ischemic stroke. Currently the only approved treatment is tPA which has the side effects of bleeding (gastrointestinal, genitourinary, nose, gums), bruising, and a plethora of other less severe side effects.

DMT, through its action on the sigma-1 and 5HT2a receptors, impacts many physiological processes including inflammation, neuronal plasticity, and cell survival. In vivo models of stroke showed a significantly lower ischemic lesion volume and better functional recovery when rats were treated with DMT.

This preclinical data and the fact that DMT has a proven safety history, clinical approvals (Small Pharma), garnered from long term use and successful clinical trial approvals, gives Algernon the belief that DMT will prove an effective therapeutic for acute ischemic stroke when used in conjunction with established therapies such as CIMT. Algernon is moving quickly towards approval of their phase 1 study design for use of DMT in a human patient population.

Algernon recently announced preliminary results from the Company's preclinical in vitro study performed at Charles River's neurological research site in Kuopio, Finland. In this study, rat cortical neurons were exposed for one hour to DMT, then allowed to grow for three days. Sub-psychedelic doses of DMT led to an increase of up to 40% in the number of processes compared to vehicle, and statistically significant growth was achieved with doses as low as 10 picomolar. Further experiments are in progress.

Pancreatic Cancer

Pancreatic cancer has a 5-year survival rate of 10.8%, with an estimated ~60,000 new cases, and ~48,000 new deaths projected for 2021 (Surveillance, Epidemiology, and End Results Program (SEER)). Rates of pancreatic cancer have been increasing over the last two decades, from 11.6/100,000 to 13.7/100,000. Surgical resection is preferred for first line treatment if possible (NCCN guidelines). This can include neoadjuvant therapy, adjuvant therapy, and first line chemotherapy regimens. Most regimens recommend FOLFIRINOX, gemcitabine or some combination with these therapeutics. If caught very early there is small chance (10%) of becoming disease free, otherwise median survival times for newly diagnosed localized disease range from 3-3.5 years. Survival time for advanced disease drops to 2-6 months. The addition of new treatment options that could extend these survival times would be beneficial to these population of patients.

Pancreatic Cancer Phase 1/2 Recent Approvals and Compounds in Development

M	Lynparza	Astrazeneca	PARP inhibitor
M	Keytruda	Merck	PD-1 checkpoint inhibitor
2	APX005M	Apexigen	CD40 immunomodulator
2	Niraparib	GSK	PARP inhibitor
2	BPM31510	Berg	Metabolic modulator
1	BYL719	Novartis	PI3K∝ inhibitor
1	Z650	Sunshine Lake Pharma Co	EGFr antagonist

Product Positioning

Ifenprodil was shown to decrease tumor size in nu/nu mice xenografts utilizing the PanC-1 cell line. Based on the results of preclinical studies as well as Ifenprodil's established safety record, Algernon believes the compound is a clinically attractive candidate for pancreatic cancer with additional cell lines with more specific staging to be investigated. Intellectual property positioning has been established with licensing of the use of Ifenprodil like compounds for treatment of pancreatic cancer. Owing to the multi-year regulatory exclusivity afforded to orphan diseases, this would be another preferred route of protections.

Small Cell Lung Cancer

Small cell lung cancer has a 5-year survival rate of 7% overall (localized 27%, regional 16%, distant 3%) and comprises 14% all lung cancers present in the US (Surveillance, Epidemiology, and End Results Program (SEER)). The incidence of SCLC is dropping in countries such as the US, likely due to decrease tobacco consumption, although this may not be same in other countries. Tumours in patients initially diagnoses with SCLC often respond well to initial chemotherapy, however relapse rates are high and median survival is 18-24 months (NCCN guidelines). No major treatment advances have occurred over the past 30 years for SCLC. The last major approval was for topotecan for second line treatment in 1996, by the U.S. Food and Drug Administration (FDA). Small cell lung cancer was declared a "recalcitrant" cancer in the United States, indicating the strong unmet need for further therapies in this indication.

Small Cell Lung Cancer Phase 1/2 Recent Approvals and Compounds in Development

M	Zepzeca	Jazz Pharmaceuticals	Transcription inhibitor
M	Imfinzi	Astrazeneca	PD-Li immunomodulator
2	Anlotinib	Chia Tai Tianquing Pharamceutical Group	Tyrosine kinase inhibitor
2	Prexasertib	Eli Lily	Checkpoint kinase inhibitor
2	Adavosertib	Astrazeneca	WEE1 inhibitor
1	olaparib	Astrazeneca	PARP inhibitor
1	IBI318	Innovent Biologics	PD-1/PD-L1 antibody
2	Veliparib	Abbvie	PARP inhibitor

Product Positioning

Ifenprodil was shown to largely prevent tumor growth in nu/nu mice xenografts utilizing the NCI H82 cell line. The effect was improved when Ifenprodil was combined with standard of care treatment, topotecan. Based on the results of preclinical studies as well as Ifenprodil established safety record, Algernon believes the compound is well positioned to be used in treatment of metastatic small cell lung cancer with additional stage derived cell lines to be investigated.

Intellectual Property - Drug Program

The Company's major assets revolve around a number of method of use, dosing, and formulation patents that have been filed protecting its key scientific discoveries. All of Algernon's lead compounds' original composition of matter patents have expired, or in the case of DMT which is naturally occurring, a composition of matter patent was not possible and had never been issued. Prior to the selection of the initial 11 drug compounds that were selected for screening, an initial intellectual property search was conducted in order to gain insight on the intellectual property landscape for these compounds. Once the initial in vivo animal research studies were concluded for each disease, searches were conducted by two independent leading Canadian intellectual property law firms confirming the suitability for filing new method of use, dosing, and formulation patents. Once the searches were completed, provisional patents were filed for all of the active compounds from each of the research studies.

Where Algernon deemed it necessary, and based on intellectual property searches for uses of the Company's lead compounds, , the Company has also taken certain lead compounds and has additionally filed patents for modifications and derivatives of said compounds. This approach will minimize the risk of a third party trying to make small structural changes to Algernon's lead compounds and filing new composition of matter patents. This strategy was designed to help convince potential competitors that exploring a partnership or licensing agreement with the Company would be more productive that trying to compete by developing a new NCE program for derivatives developed around the core structure of the Company's lead compounds.

The Company signed a license agreement with Dartmouth College for the rights to a patent that covers, Methods for diagnosing and treating neuroendocrine cancer, specific to NMDA receptors. This patent will provide some freedom to operate of the Ifenprodil pancreatic and small cell lung cancer research program should the drug show efficacy and reach regulatory approval.

Two of the diseases that the Company is pursuing, are orphan indications including IPF and pancreatic cancer. Orphan Indication means a disease that affects less than two hundred thousand (200,000) people in the United States as defined by the Food and Drug Administration or five (5) in ten thousand (10,000) people in the European Union as defined by the European Medicines Agency. Orphan Drug Designation confers numerous benefits to the development of new products, including clinical protocol assistance and, upon marketing authorization, assures marketing exclusivity for a period of up to seven years in the U.S. and up to ten years in the EU once the medicine is on the market.

Risk Assessment and Contingency Plan

Circumstances may occur where the Company is not able to access currently available and approved finished product for any of its lead compounds, and or may not able to gain approval to conduct any phase II trials in markets where the current drug is approved. Should this occur, the Company will proceed to synthesize its lead compounds through a global cGMP contract manufacturer. The Company will conduct all of the pre‐clinical toxicological testing required of a new NCE program, which could take up to 18 months. In addition, before a phase II study can begin with the new material, a phase I dosing study will need to be completed, which could take approximately six months to complete.

While this contingency approach is expected to add an additional 24 months to the product development timeline before a phase I trial can be conducted, the Company will have considerable flexibility to conduct a phase I trial in a number of geographical regulatory jurisdictions including in the U.S.

Regulatory Regimes (Canada, the EU and the U.S)

Drug Scheduling Regulations

Canada

Certain psychoactive compounds, such as DMT, are considered controlled substances under the CDSA. DMT and any salt thereof, is listed under Schedule III of the CDSA. The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government. Penalties for contravention of the CDSA related to Schedule I substances are the most punitive, with Schedule II being less punitive than Schedule I, Schedule III being less punitive than Schedule I and II and so forth. A party may seek government approval for a Section 56 Exemption to allow for the possession, transport or production of a controlled substance for medical or scientific purposes, as discussed in further detail below under the heading "Regulatory Approvals Required for Studies (Canada, the EU and the U.S.) - Canada".

Health Canada regulates all health products in Canada, and a health product may only be sold in Canada with the permission of Health Canada. During its evaluation of the safety, efficacy and quality of each health product, Health Canada determines whether a drug should be a controlled substance, a prescription drug or a non-prescription drug. A substance may be deemed a controlled substance but also a prescription drug. As discussed above, scheduling the substance in the CDSA means that there are criminal consequences to possessing the drug unlawfully. If Health Canada determines that a drug requires a prescription, it is placed on the Health Canada Prescription Drug List ("PDL"). DMT is not currently on the PDL.

After Health Canada determines if a drug may be sold in Canada and if it requires a prescription, the individual provinces, territories and the National Association of Pharmaceutical Regulatory Authorities ("NAPRA") decide where it may be sold, under advisement from the National Drug Scheduling Advisory Committee. NAPRA maintains a harmonized list referred to as the National Drug Schedules. NAPRA may decide to be more restrictive in scheduling drugs, but never less restrictive than has already been determined at the federal level.

United States

As explained in further detail below, DMT is currently a restricted drug under the CSA. In the United States, clinical trials involving restricted drugs must adhere to the CSA and its implementing regulations, which are enforced by DEA under a legislative, regulatory, and enforcement structure and process. State regulations of controlled substances frequently change, so it is important to be aware of the regulatory nuances of each state in which a trial is conducted. There are three agencies -the FDA, the National Institute on Drug Abuse, and the DEA -involved in the scheduling of controlled substances, including both narcotic drugs and psychotropic substances. Controlled substances are categorized by the DEA according to five schedules, based upon eight factors, including: 1) actual or relative potential for abuse; 2) scientific evidence of pharmacological effect, if known; 3) state of current scientific knowledge about the drug; 4) history and current pattern of abuse; 5) scope/duration/significance of abuse; 6) what, if any, risk to public health; 7) psychic or physiological dependence liability; and 8) whether the substance is an immediate precursor of an already controlled substance.

DMT is listed as a Schedule I substance under the United States Code of Federal Regulations Title 21 -Food and Drugs 21 Part 1308.11 and assigned DEA Controlled Substances Code Number 7435. Schedule I substances are described as those that have the following findings:

• the drug or other substance has a high potential for abuse;

• the drug or other substance has no currently accepted medical use in treatment in the United States; and

• there is a lack of accepted safety for use of the drug or other substance under medical supervision.

No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas which the DEA imposes. All principal investigators or sub-investigators (typically a member of a university or CRO) involved in a clinical trial using a controlled substance must obtain both federal and state authorizations. DEA registration and state licensure are required at the general physical location where the controlled substances for the clinical trial will be dispensed and/or stored overnight. In some cases, it may be possible to dispense the study drug at a satellite location with a separate license and registration if there is no overnight storage at that satellite location.

Federal registration is granted by the DEA. DEA "Practitioner" registration is valid for three years although Schedule I substances such as DMT require a DEA "Researcher" registration, valid for one year only, and in this situation, the research protocol must be formally approved by the FDA prior to registration with the DEA. All practitioners who participate in a clinical trial as a principal investigator or sub-investigator must also be authorized by the state in which they practice to prescribe, dispense, administer, and conduct research with controlled substances. In most cases, these activities are authorized when a license is granted to the practitioner by the local Institutional Review Board. However, some states require a separate, state-issued controlled substance license and other states have a separate state-controlled substances authority that requires practitioners to obtain a separate registration, in addition to their board license.

Europe

The International Narcotics Control Board ("INCB"), a United Nations ("UN") entity, monitors enforcement of restrictions on controlled substances. The INCB's authority is defined by three international UN treaties -the UN Single Convention on Narcotic Drugs of 1961, the UN Psychotropic Convention of 1971 (referred to herein as the UN71), and the UN Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances of 1988, which contains provisions related to the control of controlled substance precursors. EU Member States, including Finland, that have agreed to abide by the provisions of these treaties, each create responsible agencies and enact laws or regulations to implement the requirements of these conventions. Specific EU legislation establishing different classes of controlled substances is limited to EU regulations that define classes of precursors, or substances used in the illicit manufacture of controlled substances, including Regulation (EC) No. 273/2004 of the European Parliament and the Council of February 11, 2004, and the Council Regulation (EC) No. 111/2005 of December 22, 2004. While EU legislation does not establish different classes of narcotic drugs or psychotropic substances, the Council Decision 2005/387/JHA of May 10, 2005 can provoke a Council Decision requiring EU member states to put a drug under national controls equivalent to those of the INCB. DMT is currently classified as a Schedule I substance under the UN71; the EU member states, including Finland, have agreed to the following in respect of Schedule I substances:

(a) prohibit all use except for scientific and very limited medical purposes by duly authorized persons, in medical or scientific establishments which are directly under the control of their Governments or specifically approved by them;

(b) require that manufacture, trade, distribution and possession be under a special licence or prior authorization;

(c) provide for close supervision of the activities and acts mentioned in paragraphs a) and b);

(d) restrict the amount supplied to a duly authorized person to the quantity required for his authorized purpose;

(e) require that persons performing medical or scientific functions keep records concerning the acquisition of the substances and the details of their use, such records to be preserved for at least two years after the last use recorded therein; and

(f) prohibit export and import except when both the exporter and importer are the competent authorities or agencies of the exporting and importing country or region, respectively, or other persons or enterprises which are specifically authorized by the competent authorities of their country or region for the purpose.

As classification of controlled substances may vary among different EU member states, sponsors must be aware of the prevailing legislation in each country where a clinical trial may be conducted. Prior to operating or conducting any pre-clinical or clinical studies in any other EU member state, the Company will investigate the specific regulatory requirements of such EU member state. As referenced above, a licence is required for individuals and entities who wish to produce, dispense, import, or export Schedule I substances (including DMT), but the specific requirements vary from country to country. Currently, DMT is classified in Finland as a narcotic under the Finnish Narcotics Act (373/2008) and as such the production, manufacture, import, export, distribution, trade, handling, possession and use of DMT are prohibited.

Regulatory Approvals Required for Studies (Canada, the EU and the U.S)

Regulatory approvals are required for clinical (human) studies for all investigational products in all member countries of the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use, which includes the United States, Canada and EU member states.

Canada

CDSA

In order to conduct any scientific research, including pre-clinical (animal) and clinical (human) trials using a controlled substance (such as DMT) in Canada, an exemption under Section 56 of the CDSA is required. This exemption allows the holder to possess and use the controlled substance without being subject to the restrictions set out in the CDSA, subject to obtaining any additional approvals such as ethics and clinical trial approvals.

Specifically, the final approved clinical study protocol and a Health Canada issued No Objection Letter are required to obtain an exemption under subsection 56(1) of the CDSA to conduct clinical investigations with DMT in Canada.

Canada FDR

Products that contain a controlled substance such as DMT cannot be made, transported or sold without proper authorization from the government. A party can apply for a dealer's license under Part J of the Canada Food and Drug Regulations ("Canada FDR"), which allows the party to produce, assemble, sell, provide, transport, send, deliver, import or export a restricted drug (as listed in Part J in the Canada FDR-which includes DMT), assuming compliance with all relevant laws (the CDSA and Canada) and subject to any restrictions placed on the license by Health Canada. In order to qualify as a licensed dealer, a party must meet all regulatory requirements mandated by the regulations including having compliant facilities, compliant materials and staff that meet the qualifications under the regulations of a senior person in charge and a qualified person in charge.

United States

The DEA has a streamlined application process for researchers who wish to conduct clinical trials using a Schedule I substance not currently approved for medical use (such as DMT). Schedule I substances are defined as drugs, substances, or chemicals with no accepted medical use and a high potential for abuse. Applicants must provide information about their qualifications, research protocol, and institution where the research will take place; complete requirements are outlined in the United States Code of Federal Regulations Title 21 -Food and Drugs 21 Part 1301.18.

Europe

Refer to the discussion above under the heading "Drug Scheduling Regulations - Europe" for a general description of the regulatory requirements to conduct research and clinical and pre-clinical studies using a Schedule I substance such as (DMT) in one of the EU member states. The specific regulatory processes and approvals required may vary among different EU member states and are set forth in the respective legislation of each country, including Finland.

Clinical Studies and Market Authorization Regulations (Canada, the EU and the U.S)

The Company's goal is to ultimately get market authorization from Health Canada, the FDA and the EMA to sell any DMT products it creates in Canada, the United States and Europe. However, prior to doing so, the Company will need to go through the clinical trial regulatory process. The next stage would be the market authorization regulatory process, following the completing of phase 1, 2 and 3 clinical studies, associated nonclinical studies and preparation of manufacturing documentation. Set forth below is a description of the regulatory regimes in Canada, the United States and the European Union that the Company will be subject to as it moves through both: (i) the clinical study regulatory processes; and the (ii) market authorization regulatory process in respect of the any future DMT products and may be produced.

Canada -Health Canada

Clinical Study Regulatory Process

In Canada, a CTA is composed of three modules:

• Module 1 contains administrative and clinical information about the proposed trial, and includes the Investigator's Brochure, which details all safety, preclinical and clinical data for the drug under study. Other components of Module 1 are the clinical study synopsis and full protocol, informed consent documents, clinical trial site information, and letters of access;

• Module 2 contains common technical document summaries, including Chemistry, Manufacturing and Control ("CMC") information about the drug product(s) to be used in the proposed trial; and

• Module 3 contains additional supporting quality information including literature references.

The modules are organized and numbered consistently in an internationally adopted format, the Common Technical Document ("CTD"). Adhering to the CTD format facilitates evaluation by Health Canada and ensures consistency of documents in subsequent stages of the drug authorization process. Additional documents including a Clinical Trial Site Initiation Form, Qualified Investigator Undertaking and a Research Ethics Board Attestation must be completed for each clinical trial site. Once prepared, the Clinical Trial Application is sent to the Therapeutic Products Directorate at the Health Product and Food Branch ("HPFB") of Health Canada for review. The review process is 30 days, although during the current COVID-19 pandemic environment, Health Canada is able to extend review timelines for non COVID-19 related studies to 45 days.

Health Canada invites sponsors to request a pre-CTA consultation meeting. Such consultations may be particularly useful for new active substances or applications that will include complex issues that may be new to Health Canada. The Company has applied to Health Canada to hold a pre-CTA consultation meeting with Health Canada to discuss proposed clinical trials for on DMT.

Market Authorization Regulatory Process (Canada, the EU and the U.S)

The HPFB is the national authority that regulates, evaluates and monitors the safety, efficacy, and quality of therapeutic and diagnostic products available to Canadians. When a manufacturer decides that it would like to market a drug in Canada, the company must first file a "New Drug Submission" ("NDS") with one of the Directorates (e.g. Therapeutic Products Directorate) within the HPFB. The NDS contains information and data about the drug's safety, effectiveness and quality. It includes the results of the preclinical and clinical studies, whether done in Canada or elsewhere, details regarding the production of the drug, packaging and labelling details, and information regarding therapeutic claims and side effects.

The HPFB performs a thorough review of the submitted information, sometimes using external consultants and advisory committees. HPFB evaluates the safety, efficacy and quality data to assess the potential benefits and risks of the drug. HPFB reviews the labelling information that the sponsor proposes to provide to health care practitioners and consumers about the drug (e.g. the drug label, product monograph, patient brochure). If, at the completion of the review, the conclusion is that the benefits outweigh the risks and that the risks can be mitigated, the drug is issued a Notice of Compliance, as well as a Drug Identification Number which permits the sponsor to market the drug in Canada and indicates the drug's official approval in Canada. In addition, Health Canada laboratories may test certain biological products before and after authorization to sell in Canada has been issued.

This is done through its Lot Release Process, in order to monitor safety, efficacy and quality. This process is predominantly utilized for biologic products seeking a marketing license. Once a drug is on the market, regulatory controls continue. The manufacturer (license holder) and distributors of the drug must report any new information received concerning serious side effects including failure of the drug to produce the desired effect. The manufacturer (license holder) must also notify HPFB about any studies that have provided new safety information and request approval for any major changes to the manufacturing processes, dose regime or recommended uses for the drug. HPFB conducts market surveillance, monitors adverse reaction reports, investigates complaints and problem reports, and manages recalls, should the necessity arise. In addition, HPFB licenses most drug production sites and conducts regular inspections as a condition for licensing.

United States -FDA

Clinical Study Regulatory Process

Current U.S. Federal law requires that a drug be the subject of an approved marketing application before it is transported or distributed across state lines. Because a sponsor (which is typically a research and development company or drug manufacturer) will want to ship the investigational drug to clinical investigators in many states, it must seek an exemption from that legal requirement. The IND is the means through which the sponsor technically obtains this exemption from the FDA. During a new drug's early preclinical development, the sponsor's primary goal is to determine if the product is reasonably safe for initial use in humans, and if the compound exhibits pharmacological activity that justifies commercial development. When a product is identified as a viable candidate for further development, the sponsor then focuses on collecting the data and information necessary to establish that the product will not expose humans to unreasonable risks when used in limited, early-stage clinical studies. FDA's role in the development of a new drug begins when the drug's sponsor, having screened the new molecule for pharmacological activity and acute toxicity potential in animals, wants to test its diagnostic or therapeutic potential in humans. At that point, the molecule changes in legal status under the Federal Food, Drug, and Cosmetic Act and becomes a new drug subject to specific requirements of the drug regulatory system.

The IND application must contain information in three broad areas:

• Animal Pharmacology and Toxicology Studies, consisting of preclinical data to permit an assessment as to whether the product is reasonably safe for initial testing in humans. Also included are any previous experience with the drug in humans (often foreign use);

• Manufacturing Information, pertaining to the composition, manufacturer, stability, and controls used for manufacturing the drug substance and the drug product. This is equivalent to the CMC data referenced above for Health Canada applications, and is assessed to ensure that the company can adequately produce and supply consistent batches of the drug; and

• Clinical Protocols and Investigator Information, including detailed protocols for proposed clinical studies to assess whether the initial trials will expose subjects to unnecessary risks. Also, information on the qualifications of clinical investigators to assess whether they are qualified to fulfill their clinical trial duties. Finally, commitments to obtain informed consent from the research subjects, to obtain review of the study by an Institutional Review Board, and to adhere to the investigational new drug regulations.

Once the IND is submitted, the sponsor must wait 30 calendar days before initiating any clinical trials. During this time, the FDA has an opportunity to review the IND for safety to assure that research subjects will not be subjected to unreasonable risk.

The FDA invites sponsors to request a pre-IND consultation meeting in advance of application submission. This fosters early communications between sponsors and new drug review divisions to provide guidance on the data necessary to warrant IND submission. The Company has requested a pre-IND consultation meeting to discuss its proposed clinical trials on DMT.

Market Authorization Regulatory Process (Canada, the EU and the U.S)

The FDA regulates the development, testing, manufacturing, labeling, storage, recordkeeping, promotion, marketing, distribution, and service of medical products in the United States to ensure that such medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical products manufactured in the United States to international markets and the importation of medical products manufactured abroad. Unless an exemption applies, each new or significantly modified medical product a company seeks to commercially distribute in the United States will require FDA approval. The FDA approval process is conducted through the submission of a New Drug Application ("NDA").

The process can be expensive, and lengthy (6-12 months), and require payment of significant user fees, unless an exemption is available. Significant reductions in fees are available through the Small Business Fee Waiver/Reduction program. Drug companies seeking to sell a drug in the United States must first test it. The company then sends the Centre for Drug Evaluation and Research ("CDER") at the FDA the evidence from these tests to prove the drug is safe and effective for its intended use, using the NDA. A team of CDER physicians, statisticians, chemists, pharmacologists, and other scientists reviews the company's data and proposed labeling.

If this independent and unbiased review establishes that a drug's health benefits outweigh its known risks, the drug is approved for sale. The center does not actually test drugs itself, although it does conduct limited research in the areas of drug quality, safety, and effectiveness standards. The FDA drug approval process takes place within a structured framework that includes: (i) analysis of the target condition and available treatments; (ii) assessment of benefits and risks from clinical data; and (iii) strategies for managing risks.

In some cases, the approval of a new drug is expedited. Accelerated approval can be applied to promising therapies that treat a serious or life-threatening condition and provide therapeutic benefit over available therapies. The FDA also employs several approaches to encourage the development of certain drugs, especially drugs that may represent the first available treatment for an illness, or ones that have a significant benefit over existing drugs. These approaches, or designations, are meant to address specific needs, and a new drug application may receive more than one designation, if applicable. Each designation helps ensure that therapies for serious conditions are made available to patients as soon as reviewers can conclude that their benefits justify their risks. Designations include: (i) fast track; (ii) breakthrough therapy; and (iii) priority review.

Europe -EMA

Clinical Study Regulatory Process

The IMPD is one of several regulatory documents required for conducting a clinical trial of a pharmacologically API (active product ingredient) intended for one or more European Union Member States. The IMPD includes summaries of information related to the quality, manufacture and control of any Investigational Medicinal Product (including reference product and placebo) ("IMP"), and data from non-clinical and clinical studies. Guidance concerning IMPDs is based on Regulation (EU) No 536/2014 on Clinical Trials on Medicinal Products for Human Use (the "Regulation") and on the approximation of laws, regulations and administrative provisions of the Member States relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use (also commonly referred to as the "Clinical Trials Directive"). The Regulation came into force in 2016, harmonizing the laws, regulations and administrative provisions of the Member States relating to the implementation of Good Clinical Practice in the conduct of clinical trials on medicinal products for human use. European Member States have transformed the requirements outlined in the Clinical Trials Directive into the respective national laws.

The content of the IMPD may be adapted to the existing level of knowledge and the product's phase of development. When applying for a clinical trial authorization, a full IMPD is required when little or no information about an API has been previously submitted to competent authorities, when it is not possible to cross-refer to data submitted by another sponsor and/or when there is no authorization for sale in the European Union. However, a simplified IMPD may be submitted if information has been assessed previously as part of a Marketing Authorization or a clinical trial to that competent authority. Although the format is not obligatory, the components of an IMPD are largely equivalent to clinical trial applications in Canada and the U.S. The IMPD need not be a large document as the amount of information to be contained in the dossier is dependent on various factors such as product type, indication, development phase etc.

The assessment of an IMPD is focused on patient safety and any risks associated with the IMP. Whenever any potential new risks are identified the IMPD must be amended to reflect the changes. Certain amendments are considered substantial in which case the competent authority must be informed of the substantial amendment. This may be the case for changes in IMP impurities, microbial contamination, viral safety, transmissible spongiform encephalopathies (e.g. mad cow disease) and in some particular cases to stability when toxic degradation products may be generated.

The Company is planning the Phase I study to obtain preliminary evidence of the safety and efficacy of DMT. The study will occur in the U.K. and the current focus is preparing an IMPD document that includes CMC (Chemistry, Manufacturing and Control) information, an Investigator's brochure (including prior safety, preclinical and clinical data) and a clinical study protocol and supporting information to be submitted to the regulatory authorities, all of which is subject to the risks, delays and related cost implications.

Market Authorization Regulatory Process

Under the centralized authorization procedure, pharmaceutical companies submit a single marketing-authorization application to the EMA, which provides the basis of a legally binding recommendation that will be provided by the EMA to the European Commission, the authorizing body for all centrally authorized products. This allows the marketing-authorization holder to market the medicine and make it available to patients and healthcare professionals throughout the European Union on the basis of a single marketing authorization. EMA's Committee for Medicinal products for Human Use or Committee for Medicinal Products for Veterinary Use carry out a scientific assessment of the application and give a recommendation on whether the medicine should be marketed or not, under any particular dosing regime. Although, under European Union law, the EMA has no authority to permit marketing in the different European Union countries, the European Commission is the authorizing body for all centrally authorized products, who takes a legally binding decision based on EMA's recommendation. This decision is issued within 67 days of receipt of EMA's recommendation.

Once granted by the European Commission, the centralized marketing authorization is valid in all European Union Member States as well as in the European Economic Area countries Iceland, Liechtenstein and Norway. European Commission decisions are published in the Community Register of medicinal products for human use. Once a medicine has been authorized for use in the European Union, the EMA and the European Union Member States constantly monitor its safety and take action if new information indicates that the medicine is no longer as safe and effective as previously thought. The safety monitoring of medicines involves a number of routine activities ranging from: assessing the way risks associated with a medicine will be managed and monitored once it is authorized; continuously monitoring suspected side effects reported by patients and healthcare professionals, identified in new clinical studies or reported in scientific publications; regularly assessing reports submitted by the Company holding the marketing authorization on the benefit-risk balance of a medicine in real life; and assessing the design and results of post-authorization safety studies which were required at the time of authorization.

The EMA can also carry out a review of a medicine or a class of medicines upon request of a Member State or the European Commission. These are called European Union referral procedures; they are usually triggered by concerns in relation to a medicine's safety, the effectiveness of risk minimization measures or the benefit-risk balance of the medicine. The EMA has a dedicated committee responsible for assessing and monitoring the safety of medicines, the Pharmacovigilance Risk Assessment Committee. This ensures that EMA and the European Union Member States can move very quickly once an issue is detected and take any necessary action, such as amending the information available to patients and healthcare professionals, restricting use or suspending a medicine, in a timely manner in order to protect patients.

Legislation on controlled substances United Kingdom

In the UK, there are two main "layers" of regulation with which products containing controlled substances must comply. These are:

(i) controlled drugs legislation, which applies to all products containing controlled substances irrespective of the type of product, and

(ii) the regulatory framework applicable to a specific category of products, in this case, pharmaceuticals and food/food supplements.

In the U.K., DMT is considered a Class A drug under the amended Misuse of Drugs Act 1971, and as a Schedule 1 drug under the amended Misuse of Drugs Regulations 2001 (the "MDR").

Class A drugs are highly controlled and considered to be the most potentially harmful. Schedule 1 drugs receive the most restrictive controls. They are considered to have no legitimate or medicinal use, and can only be imported, exported, produced, supplied and the like under a Home Office license.

Even if granted a marketing authorization for SPL026 by the MHRA, DMT would still remain a Schedule 1 drug until rescheduled by the Home Office. Unless and until DMT is rescheduled under the MDR, and unless a statutory exemption were to be passed for SPL026 following the grant of a U.K. marketing authorization and before rescheduling, any prescribing doctors in the U.K. would require a Home Office license to prescribe SPL026. There can be no guarantee that such Home Office licenses would be granted or that rescheduling would be successful.

The amended Misuse of Drugs Act 1971, sets out the penalties for unlawful production, possession and supply of controlled drugs based on three classes of risk (A, B and C). The MDR sets out the permitted uses of controlled drugs based on which Schedule (1 to 5) they fall within. In the United Kingdom, Class A drugs are deemed to be the most dangerous, and so carry the harshest punishments for unlawful manufacture, production, possession and supply. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a Home Office licence. While exemptions do exist, none are applicable to the API.

Additional legislation was more recently passed in order to address an increasing prevalence of psychoactive drugs designed to circumvent the Misuse of Drugs Act 1971. The Psychoactive Substances Act 2016 (the "PSA") prohibits certain activities regarding any psychoactive substance, defined in the PSA as a substance that produces a psychoactive effect, which by stimulating or depressing the central nervous system affects a person's mental functioning or emotional state.

Controlled substances are exempt from the PSA, which therefore does not apply to SPL026. SPL028 and SPL029 may fall within the MDR. If either SPL028 or SPL029 are found to fall outside of the MDR then the PSA may apply, subject to certain exemptions which apply to experimental medicines. Approved medicines are also exempt from the PSA, so the PSA should not apply to SPL028 or SPL029, if approved by the MHRA.

Licensing Requirements

All UK-based facilities involved in the manufacture, analytical testing, release and clinical testing of DMT need to hold appropriate Home Office licenses. All premises that are licensed in the manufacture, analytical testing, release and clinical testing of controlled drugs are required to adhere to detailed security standards.

Typically, when controlled drugs are being transported between licensees, responsibility for their security remains with the owner and does not transfer to either the courier or the customer until the drugs arrive at their destination and are signed for. However, where a third party is involved in the transit and/or storage of controlled drugs, even if they are not the legal owners, this party also carries responsibility for their security by virtue of being 'in possession' of them. Under the Home Office guidance, each organisation involved in the movement of controlled drugs should have a standard operating procedure covering their responsibilities, record keeping, reconciliation and reporting of thefts/losses.

Organization Structure

Algernon has two wholly-owned subsidiaries, Nash Pharmaceuticals Inc., a corporation subsisting under the laws of the Province of British Columbia, Canada, and Algernon Research PTY Ltd., an Australian proprietary company established on January 6, 2020.

EXEMPTIONS UNDER THE JUMPSTART OUR BUSINESS STARTUPS ACT

The United States Congress passed the Jumpstart Our Business Startups Act of 2012, which provides for certain exemptions from various reporting requirements applicable to reporting companies under the Securities Exchange Act of 1934, as amended, that qualify as "emerging growth companies". We are an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a "smaller reporting company" in Exchange Act Rule 12b-2, an auditor attestation report on management's assessment of internal control over financial reporting.

However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a "smaller reporting company". In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Additionally, we have irrevocably elected to comply with new or revised accounting standards even though we are an emerging growth company. We have made this election to reduce the risk of having to restate our financials once we cease to be an emerging growth company.

CAUTIONARY NOTE REGARDING FINANCIAL DISCLOSURE IN THIS PROSPECTUS

This prospectus should be read in conjunction with the accompanying consolidated financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board (IASB).

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations.

Critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below under the heading "Critical Accounting Policies and Estimates" and have not changed significantly.

KEY INFORMATION

Outstanding Share Data

Our authorized share capital consists of an unlimited number of Class A Common Shares without nominal or par value. As at August 31, 2021, our outstanding equity and convertible securities were as follows:

Securities	Outstanding
Voting equity securities issued and outstanding	167,486,769 Common Shares

Securities	Outstanding
Securities convertible or exercisable into voting equity securities - Stock Options	Stock Options to acquire up to 10% of the number of Common Shares outstanding
Securities convertible or exercisable into voting equity securities - Warrants	8,250 warrants to acquire 8,250 Common Shares at an exercise price of $0.12 per Common Share with an expiry date of May 1, 2022.
19,605,285 warrants to acquire 19,605,285 Common Shares at an exercise price of $0.55 per Common Share with an expiry date of May 13, 2022.
4,147,835 warrants to acquire 4,147,835 Common Shares at an exercise price of $0.12 per Common Share with an expiry date of August 20, 2022
11,905,640 warrants to acquire 11,905,640 Common Shares at an exercise price of $0.40 per Common Share with an expiry date of March 5, 2023.

Common Shares

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as when declared by the Company's Board of Directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. There are no restrictions on the repurchase or redemption of Common Shares by us except to the extent that any such repurchase or redemption would render us insolvent pursuant to the BCBCA.

For additional information regarding our Common Shares, please see the discussion under the heading "Notice Of Articles And Articles Of Our Company - Rights, Preferences and Restrictions Attaching to Our Shares".

Non-cumulative voting

Holders of our Common Share do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding Common Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining Common Shares will not be able to elect any of our directors.

Stock transfer agent

The Company's Registrar and Transfer Agent is AST Trust Company (Canada), located at 1066, West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 2X1 and its telephone number is (604) 235-3700.

Dividend Policy

The Company has not paid dividends on its Common Shares during the past three financial years and through the date of this Registration Statement. The Company has no present intention of paying dividends in the near future. It will pay dividends when, as and if declared by the Board. The Company expects to pay dividends only out of retained earnings in the event that it does not require its retained earnings for operations and reserves. There are no restrictions in the Company's articles of incorporation or bylaws that prevent it from declaring dividends. The Company has no shares with preferential dividend and distribution rights authorized or outstanding.

Indebtedness as of August 31, 2021:

Contractual obligations	Payments due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts Payable and Accrued Liabilities	$1,022,312	(1)	1,022,312	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under IFRS	Nil		Nil	Nil	Nil	Nil
Total	$1,022,312		1,022,312	Nil	Nil	Nil

Notes:

(1) The carrying value of accounts payable and accrued liabilities is estimated due to the short-term nature of these instruments.

Reasons for the Offer and Use of Proceeds

Assuming the sale of US$[●] of units in this offering, after deducting the estimated underwriting discounts and offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option, we expect to receive net proceeds of approximately US$[●] from this offering.

Gross proceeds	US$[●]
Underwriting discounts and commissions (up to 7.0% of gross proceeds)	US$ [●]
Underwriting non-accountable expenses (0.85% of gross proceeds)	US$[●]
Miscellaneous underwriting fees expenses	US$[●]
Other offering expenses(1)	US$[●]
Net proceeds	US$[●]

(1) These consist of legal fees and expenses of approximately $[●] , the Nasdaq Capital Market listing fee of $50,000, accountant and auditing fees and expenses of approximately $[●], and other fees of approximately $[●] and excludes those other offering expenses that have already been paid.

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Net Proceeds
General and Administrative Expenses (24 momths)	US$[●]
IPF or Chronic Cough - Ifenprodil
Phase 2 (USA)	US$[●]
Pancreatic Cancer - Ifenprodil	-
Preclinical	US$[●]
Phase 2	US$[●]
Small Cell Lung Cancer - Ifenprodil
Preclinical	US$[●]
Phase 2	US$[●]
Strokes - DMT
Preclinical	US$[●]
Phase 2	US$[●]
Unallocated Working Capital	US$[●]
Total	US$[●]

We would receive additional gross proceeds of US$[●] if all of the Warrants included in the units are exercised, assuming no exercise of the underwriters' over-allotment option. We intend to use any such proceeds for working capital and general corporate purposes. General corporate purposes may include capital expenditures.

Incentive Stock Options

There were no stock option grants during the year ended August 31, 2021.

During the year ended August 31, 2020, we granted 4,375,000 stock options with an exercise price of $0.10 per share, which options will expire on February 13, 2025, 4,550,000 stock options with an exercise price of $0.29 per share, which options will expire on April 13, 2025, and 600,000 stock options with an exercise price of $0.35 per share, which options will expire on August 17, 2025.

The following table represents the number of stock options that are outstanding as at October 18, 2021:

Date of Grant	Number of Options	Price Per Option	Expiry Date
May 18, 2017	150,000	$0.30	May 18, 2022
March 1, 2018	525,000	$0.48	March 1, 2023
February 13, 2020	3,800,000	$0.10	February 13, 2025
April 13, 2020	3,275,000	$0.29	April 13, 2025
August 17, 2020	600,000	$0.35	August 17, 2025

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

This Prospectus should be read in conjunction with the accompanying financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board (IASB).

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled "Special Note Regarding Forward Looking Statements" and "Risk Factors".

Critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below under the heading "Critical Accounting Policies and Estimates", and have not changed significantly since our founding.

Overview

Algernon Pharmaceuticals Inc. was incorporated on April 10, 2015 under the BCBCA. The registered office of Algernon is located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Results of Operations for the Nine Months Ended May 31, 2021 as Compared to the Nine Months Ended May 31, 2020

For the nine months ended May 31, 2021, the Company recorded a net loss of $7,493,813 compared to a net loss of $5,550,537 for the nine months ended May 31, 2020. Some of the major items comprising the net loss for the nine months ended May 31, 2021 included increases in research and development expenses and salaries and benefits that were partially offset by decreases in share-based payment, marketing expenses and professional fees.

Research and development expenses for the nine months ended May 31, 2021 were $5,004,253 (May 31, 2020 - $1,638,819) after partially offset by the Australia R&D incentive cash tax credit of $2,238,661 (May 31, 2020 - $162,608 and the contribution of $66,012 (May 31, 2020 - $nil) from the NRC - Industrial Research Assistance Program for its COVID-19 Therapeutic Development project. The increase was mainly due to increased activities in connection with the Company's various research studies and clinical trial programs that have been supported by the Company's CRO partner in Australia and run through the Company's foreign subsidiary in Australia. Eligible research and development expenditures incurred by the Company in Australia are refundable at 43.5%.

Salaries and benefits for the nine months ended May 31, 2021 were $492,410 (May 31, 2020 - $nil) which included salaries paid to officers, independent directors and two employees. For the period ended May 31, 2021, officers and director fees were remunerated as salaries whereas over the same period in the prior year, they were remunerated as consultants.

Share-based payment for the nine months ended May 31, 2021 was $770,000 (May 31, 2020 - $2,303,881). It was mainly consisted of share-based payment recognized, under the graded vesting method, for the remaining unvested restricted share units ("RSU") that were granted to certain directors, officers and consultants of the Company on July 23, 2020. The decrease for the nine-month period ended May 31, 2021 was mainly attributed to no issuance of stock options grant by the Company whereas a total of 8,925,000 stock options with a weighted average exercise price of $0.20 were granted to directors, officers and consultants of the Company over the same period in the prior year.

Marketing expenses for the nine months ended May 31, 2021 were $559,414 (May 31, 2020 - $850,118). The decrease was a result of reduced activities in marketing communication over the same period in the prior year. For the nine months ended May 31, 2020, the Company invested in new and additional marketing communications campaigns and investor communications initiatives to improve the Company's visibility and to reach out to more potential investors and capital markets.

Professional fees, which included legal, accounting and consulting fees, incurred in the operation of the business, were $387,089 for the nine months ended May 31, 2021 (May 31, 2020 - $608,086). The decrease was mainly due to a reclassification of remuneration for officers and directors from consulting fees to salaries.

Results of Operations for the Three Months Ended May 31, 2021 as Compared to the Three Months Ended May 31, 2020

In the third quarter ended May 31, 2021 ("Q3 2021"), the Company recorded a net loss of $1,676,265 compared to a net loss of $4,604,805 in the second quarter ended May 31, 2020 ("Q3 2020"). The decrease in net loss was mainly due to decreases in share-based payment, research and development expenses, marketing expenses, professional fees and shareholder communication expenses. These decreases were partially offset by an increase in salaries and benefits.

Share-based payment for Q3 2021 was $101,556 (Q3 2020 - $2,006,990). Share-based payment in Q3 2021 decreased over the same quarter in prior year because there were no stock options granted in Q3 2021. In Q3 2020, a total of 4,550,000 stock options with a weighted average exercise price of $0.29 were granted to directors, officers and consultants of the Company.

Research and development expenses for Q3 2021 were $1,037,673 (Q3 2020 - $1,406,593) after partially offset by the Australia R&D incentive cash tax credit of $458,687 (Q3 2020 - $162,608) and the contribution of $7,060 (Q3 2020 - $nil) from the NRC - Industrial Research Assistance Program for its COVID-19 Therapeutic Development project. The decrease in Q3 2021 could be attributed to more expenditures were eligible for R&D incentive cash tax credit than over the same quarter in the prior year.

Marketing expenses for Q3 2021 were $180,646 (Q3 2020 - $659,216). The expenses were lower in Q3 2021 because more costs related to additional marketing and social media campaigns to improve the Company's visibility and to reach out to more potential investors and capital markets were incurred in Q3 2020.

Professional fees, which included legal, accounting and consulting fees, incurred in the operation of the business, were $130,903 for Q3 2021 (Q3 2020 - $364,200). The decrease was mainly due to a decrease in consulting fees resulting from a reclassification of remuneration for officers and directors from a consulting fees to salaries over the same quarter in the prior year.

Shareholder communications expenses for Q3 2021 were $32,003 (Q3 2020 - $106,456). The decrease in Q3 2021 could be attributed to additional costs related to additional transfer agent and filing fees in connection with the private placement of special warrants of the Company in Q3 2020.

Results of Operations for the Year Ended August 31, 2020 as Compared to the Year Ended August 31, 2019

Revenues

Revenue for the year ended August 31, 2020 was nil (August 31, 2019 - nil). The Company has no existing source of revenue and has no present prospect of generating revenue.

Operating Expenses

We incurred operating expenses in the amount of $8,677,103 for the fiscal year ended August 31, 2020, an increase from operating expenses of $1,913,905 for the period ended August 31, 2019. These increases in expenditures were partially offset by a gain on debt forgiveness and a research grant contribution from the National Research Council Canada ("NRC") that was recorded in other income.

This increase in incurred costs and expenses is primarily attributable to the collective results of the following factors:

• Marketing expenses for the year ended 2020 were $1,265,925 compared to $234,033 for the year ended 2019. The increase was a result of the Company's new marketing communication campaigns and investor communications initiatives to improve visibility into the Company's current and planned operations and to reach out to more potential investors and capital markets;

• Professional fees expenses, which included legal, accounting and consulting fees, for the year ended 2020 were $1,171,258 compared to $731,335 for the year ended 2019. The increase was primarily due to increases in consulting fees for advisory services relating to capital raising initiatives, communication strategy in reaching retail investors and market intelligence;

• Research and development expenses for the year ended 2020 were $2,675,493 after partially offset by the Australia R&D incentive cash tax credit of $929,301 and a research grant contribution from the National Research Council Canada of $16,048, compared to $605,734 for the year ended 2019. Eligible expenditures incurred by the Company in connection with the clinical trial programs being supported by the Company's CRO partner in Australia and run through the Company's foreign subsidiary in Australia are refundable at 43.5%. The increase was mainly due to increased activities in connection with the Company's multinational Phase 2b/3 study of its re-purposed drug Ifenprodil as a potential therapeutic treatment for patients with COVID-19. The Company is also supporting an investigator led Phase 2 human trial for Ifenprodil and COVID-19 in South Korea. The Company has also been advancing its planned Ifenprodil IPF and Chronic Cough Phase 2 human trial;

• Share-based payment for the year ended 2020 was $3,179,440 compared to nil for the year ended 2019. The increase in share-based payment in 2020 was a result of three stock option grants and a restricted share unit grant. The Company granted a total of 9,525,000 (2019 - nil) stock options to directors, officers and consultants of the Company with a weighted average exercise price of $0.21. The share-based payment recorded for these stock option grants was $2,509,208 (2019 - nil). The Company also granted a total of 4,350,000 RSUs (2019 - nil) to certain directors, officers and consultants of the Company and recorded a share-based payment totalling $670,232 (2019 - nil);

• Shareholder communications expenses for the year ended 2020, which included newswire subscription fees, communication advisory fees, transfer agent and filing expenses, were $209,740 compared to $120,665 for the year ended 2019. The increase could be attributed to costs related to additional news releases as a result of increased business development activities as well as costs related to additional transfer agent and filing fees in connection with the public offering and private placement of unis / special warrants of the Company.

Other Items

We recognized a gain on debt forgiveness of $137,833 compared to the $6,651 recognized for the year ended 2019. The gain was mainly related to quarterly payments in connection with the research and development agreement that the Company was no longer required to pay to the University of Florida as a result of the mutual termination of the research and development agreement on November 13, 2019.

Net Loss

As a result of the above factors, we reported a net loss for the year ended August 31, 2020 of $8,538,207 (August 31, 2019 - $1,895,563).

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements.

The Company had a working capital surplus of $4,504,763 as at May 31, 2021 compared to a working capital surplus of $7,131,172 as of August 31, 2020. This included cash and cash equivalents of $3,288,008 (August 31, 2020 - $6,121,424) available to meet short-term business requirements and current liabilities of $1,900,106 (August 31, 2020 - $607,053). The decrease in working capital surplus resulted from the cash used in operations of $7,008,302 for the nine months ended May 31, 2021 compared to $6,609,933 for the fiscal year ended August 31, 2020, cash used in investing activities of $114,064 for the nine months ended May 31, 2021 compared to $99,741 for the fiscal year ended August 31, 2020, and cash provided by financing activities of $4,301,900 for the nine months ended May 31, 2021 compared to $12,619,748 for the fiscal year ended August 31, 2020.

At present, the Company has no current operating income. Without additional financing, the Company may not be able to fund its ongoing operations and complete development activities. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favourable terms. These uncertainties may cast doubt on the Company's ability to continue as a going concern. The Company will need to raise sufficient working capital to maintain operations.

The Company uses "working capital" to assess liquidity and general financial strength and is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is referred to as a "Non-GAAP Financial Measure". It is unlikely for Non-GAAP Financial Measures to be comparable to similar measures presented by other companies. Working capital is calculated as current assets less current liabilities.

Cash Used in Operating Activities

Operating activities used $6,609,933 in cash for the fiscal year ended August 31, 2020 compared to $1,782,288 in cash used in operating activities for the year ended August 31, 2019. Operating activities used $7,493,813 in cash for the nine months ended May 31, 2021 compared to $7,008,302 in cash for the nine months ended May 31, 2020. The increase in cash used in operating activities for the nine months ended May 31, 2021 compared to the nine months ended May 31, 2020, was primarily due to the net loss of $7,493,813 and increases in research and development expenses of $5,004,253.

Cash Used in Investing Activities

Cash used in investing activities for the fiscal year ended August 31, 2020 was $99,741 compared to $90,178 in cash provided by investing activities for the fiscal year ended August 31, 2019. The increase in cash used in investing activities for the fiscal year ended August 31, 2020 was due to additions in intangible assets during the fiscal year ended August 31, 2020 and the lack of any proceeds from the sale of furniture and equipment and the lack of any cash acquired from acquisitions that occurred in the fiscal year ended August 31, 2019. The cash used in investing activities for the nine months ended May 31, 2021 was $114,064 compared to $74,059 in cash used in investing activities for the nine months ended May 31, 2020. The increase in cash used in investing activities for the nine months ended May 31, 2021 was due to additions in intangible assets.

Cash flows from Financing Activities

Cash flows generated from financing activities for the fiscal year ended August 31, 2020 were $12,619,748, compared to $647,986 for the fiscal year ended August 31, 2019. The increase in cash generated from financing activities during the fiscal year ended August 31, 2020 was mainly due to an increase in proceeds from the sale of shares issued for cash and proceeds from the exercise of warrants, options and compensation options. Cash flows generated from financing activities for the nine months ended May 31, 2021 were $4,301,900 compared to $11,632,617 for the nine months ended May 31, 2020. The decrease in cash generated from financing activities during the nine months ended May 31, 2021 was mainly due to a decrease in proceeds from the sale of securities issued or cash and a decrease in proceeds from the exercise of warrants and compensation options.

Off-Balance Sheet Arrangements

As of August 31, 2020 and May 31, 2021, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

Research and Development, Patents and Licenses, etc.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Expenditures capitalized may include the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred. Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss when incurred.

All of the Company's research programs and statistical analysis are being conducted by third party contract research organizations. All of the Company's drug development research programs have been directly managed by Dr. Mark Williams, the Company's Chief Science Officer until his resignation on March 1, 2021. Effective March 1, 2021, Dr. Christopher Bryan assumed the position of Vice President of Research and Operations directly in charge of all of the Company's drug development research programs. Some independent laboratories are also being utilized for mechanism of action research.

All research and development work is carried out by the Company's wholly-owned Canadian subsidiary, Nash Pharmaceuticals Inc. On January 6, 2020, Nash Pharma established a wholly-owned Australian, Algernon Research Pty Ltd. Through its ongoing research programs, Nash Pharma is seeking to minimize investment and drug development risk by taking advantage of regulatory approved drugs and discovering alternative clinical uses by accelerating entry into phase II clinical trials (human).

The Company qualifies for the Australian R&D tax credit as it has incurred qualified R&D expenditures undertaken in Australia. The tax credit is calculated as 43.5% of qualified R&D expenditures incurred. The Company recognizes a tax credit receivable and records those amounts as a recovery against R&D expenses in the relevant periods to match with the related expenditures.

On November 13, 2019, the Company terminated the research and development agreement with the University of Florida ("UF") with no additional cost on either party. It effectively absolved the Company from paying the quarterly payments that were recorded as payables and accruals at the year ended August 31, 2019. As a result, the Company recognized a gain on debt forgiveness of $137,833 for year ended August 31, 2020 (2019 - $nil).

Trend Information

Due to our short operating history, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Going Concern

As at August 31, 2020, the Company has an accumulated deficit of $17,463,488 (2019 - $10,269,094) and for the year then ended incurred a net loss of $8,538,207 (2019 - $1,895,563). As at May 31, 2021, the Company had an accumulated deficit of $23,332,766 (August 31, 2020 - $17,463,488) and for the nine months then ended incurred a net loss of $7,493,813 (May 31, 2020 - $5,550,537). The Company will need to raise sufficient working capital to maintain operations. Without additional financing, the Company may not be able to fund its ongoing operations and complete development activities. Management anticipates that the Company will continue to raise adequate funding through equity or debt financings, although there is no assurance that the Company will be able to obtain adequate funding on favorable terms. These uncertainties may cast significant doubt on the Company's ability to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

The assessment of the Company's ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures and to meet its liabilities for the ensuing year, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. If the going concern basis was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

Internal control over financial reporting and disclosure controls and procedures

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Current disclosure controls include meetings with the Chief Executive Officer, Chief Financial Officer and members of our Board of Directors and Audit Committee through e-mails, on telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and our Board of Directors and Audit Committee. Our Board of Directors has delegated the duties to the Chief Executive Officer who is primarily responsible for financial and disclosure controls.

Management and the Board of Directors continue to work to mitigate the risk of material misstatement.

Financial Instruments & Risk Management

The Company's financial instruments as at May 31, 2021 included cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.

The Company classifies its financial instruments into the following categories:

• cash and cash equivalent are classified as financial assets at fair value through profit or loss;

• accounts receivable is classified as loans and receivables; and

• accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Financial instruments are measured at fair value by level using a fair value hierarchy that reflects the relative reliability of the inputs used in making the measurements.

• Level 1 - fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 - fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

• Level 3 - fair values are based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments

The Company classified its financial instruments at Level 1 and as follows:

	Financial Assets	Loans and Receivables	Financial Liabilities
	Fair Value Through Profit	Measured at Amortized Cost	Measured at Amortized Cost
At May 31, 2021
Cash and cash equivalents	$3,288,008	-	-
Accounts receivable	-	$31,533	-
Accounts payable and accrued liabilities	-	-	$(1,900,106)

	Financial Assets	Loans and Receivables	Financial Liabilities
	Fair Value Through Profit	Measured at Amortized Cost	Measured at Amortized Cost
At August 31, 2020
Cash and cash equivalents	$6,121,424	-	-
Accounts receivable	-	$37,408	-
Accounts payable and accrued liabilities	-	-	$(607,053)

The Company's risk exposure and impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counter party's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents and accounts receivable. The Company's accounts receivable is mainly comprised of GST receivable, accrued interest receivable from GIC's held with bank, and accrued Australia R&D tax credit receivable. GST receivable and Australia R&D tax credit receivable are not financial instruments as they do not arise from contractual obligations. The Company limits exposure to credit risk on bank deposits by holding demand deposits in high credit quality banking institutions in Canada. Management believes that the credit risk with respect to receivables is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. All of the Company's financial obligations are due within one year.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risks. The Company is not exposed to significant interest rate risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash is limited because of its short-term investment nature. The Company's financial asset exposed to interest rate risk consists of cash and cash equivalents and restricted cash equivalents. The Company's cash equivalents hold interest rates ranging from 0.15% to 1.8%.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Foreign currency risk

Foreign currency risk is related to fluctuations in foreign exchange rates. The Company has certain expenditures that are denominated in US dollars ("US$"), Australian dollars ("AUD$") and other operating expenses that are mainly in Canadian dollars ("CAD$"). The Company funds cash calls to its foreign subsidiary in Australia in AUD$. The Company's exposure to foreign currency risk arises primarily on fluctuations in the exchange rate of the CAD$ relative to the US$ and the AUD$.

As at May 31, 2021, the Company had monetary assets of US$7,748 or $9,353 (August 31, 2020 - US$21,499 or $28,040) at the CAD equivalent and monetary liabilities of US$50,039 or $60,407 (August 31, 2020 - US$84,285 or $109,924) at the CAD equivalent. The Company's sensitivity analysis suggests that a change in the absolute rate of exchange in US$ by 10% will increase or decrease other comprehensive loss by approximately $5,105 (August 31, 2020 - $8,188).

As at May 31, 2021, the Company had monetary assets of AUD$3,238,538 or $3,025,118 (August 31, 2020 - AUD$1,187,241 or $1,142,720) at the CAD equivalent and monetary liabilities of AUD$1,802,826 or $1,684,020 (August 31, 2020 - AUD$262,018 or $252,192) at the CAD equivalent. The Company's sensitivity analysis suggests that a change in the absolute rate of exchange in AUD$ by 10% will increase or decrease other comprehensive loss by approximately $134,110 (August 31, 2020 - $89,053).

The Company has not entered into any foreign currency contracts to mitigate this risk. Foreign currency risk is considered low relative to the overall financial operating plan

Tabular Disclosure of Contractual Obligations

The following is an analysis of the contractual maturities of our non-derivative financial liabilities as at May 31, 2021:

Contractual Obligations	Total	Less than 1 year	1 - 3 years
Long-Term Debt Obligations	$-	$-	$-
Capital (Finance) Lease Obligations	$-	$-	$-
Operating Lease Obligations	$-	$-	$-
Purchase Obligations	$-	$-	$-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	$-	$-	$-
Total	$-	$-	$-

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.

Actual outcomes could differ from these estimates, and as such, the estimates and underlying assumptions are reviewed on an ongoing basis.

The Company assesses on an annual basis if the intangible assets with finite life have indicators of impairment. In determining whether the intangible assets are impaired, the Company assesses certain criteria, including observable decreases in value, significant changes with adverse effect on the entity, evidence of technological obsolescence and future plans. The Company will impair or write-off when it abandons a drug or determine an amortization policy when a compound is approved.

Following initial recognition, the Company carries the value of the intangible assets at cost less accumulated amortization and any accumulated impairment losses. Intangible assets such as patents, once approved, will have a finite life based on their expiry dates and will be amortized on a straight-line over their economic or legal life. The estimates are reviewed at least annually and are updated if expectations change as a result of the technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense. As at August 31, 2020, the Company has not amortized the intangible assets as amortization begins when the intangible assets are available for use.

The Company has filed trademark applications for the name "ALGERNON". Trademarks are assets with an indefinite life that cannot be amortized in the same way as assets with a finite life. Instead, every year, a test for impairment is conducted on indefinite life assets. If the asset is found to be impaired, then its life is estimated, and it is amortized over the remainder of its useful life in the same way for a finite life intangible.

Apart from the above, there have been no material revisions to the nature and amount of changes in estimates of amounts reported in its audited consolidated financial statements for the year ended August 31, 2020.

New Accounting Policy Adopted

New standard IFRS 16 "Leases"

The Company adopted IFRS 16 - Leases effective September 1, 2019. This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

• An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

• A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

• A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

• A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

• A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

• A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company has reviewed the impact of IFRS 16 and concluded that the adoption of this standard did not have a significant effect on the Company's consolidated financial statements as it does not have any long-term leases.

DIRECTORS AND EXECUTIVE OFFICERS

Nasdaq Corporate Governance

The Company intends to comply with corporate governance requirements of the Nasdaq Marketplace Rules. The Company is a "foreign private issuer" as defined under Rule 3b-4 promulgated under the Exchange Act. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the Nasdaq Marketplace Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d). The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company intends to comply with the Nasdaq corporate governance standards in all significant respects if it is approved for listing on the Nasdaq Capital Market. The Company intends to disclose in its annual reports to be filed under section 13 of the Exchange Act, and on the Company's website, the manner in which the Company's corporate governance practice differs from the Nasdaq corporate governance requirements.

Board of Directors

Our Notice of Articles and Articles are attached to this Registration Statement as exhibits. The Articles of the Company provide that the number of directors is set at:

(a) subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company's first directors;

(b) if the Company is a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c) if the Company is not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

Our Board of Directors currently consists of five directors. Our directors are elected annually at each annual meeting of our Company's shareholders.

Our Board of Directors currently has one committee, the Audit Committee. The Board has not appointed a compensation committee or a nominating committee because the Board fulfills these functions. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company's officers.

Board Committees

Our Board of Directors currently has three committees, the Audit Committee and the Compensation Committee and Nominating and Corporate Governance. The Audit Committee is governed by a charter approved by our Board of Directors, a copy of which is attached as an exhibit to this Registration Statement.

Audit Committee

The Company's Audit Committee consists of Harry Bloomfield (Chair), Raj Attariwala and David Levine and is chaired by David Levine. Each member of the Audit Committee satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee financial expert is Harry Bloomfield who qualifies as an "audit committee financial expert" within the meaning of the SEC Rule 10A-3 and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

  ensuring, through discussion with management and the external auditors, that the Company's annual and quarterly financial statements (individually and collectively, the "Financial Statements"), as applicable, present fairly in all material respects the financial conditions, results of operations and cash flows of the Company as of and for the periods presented;

  reviewing and recommending for approval to the Board, the Company's financial statements, accounting policies that affect the financial statements, annual MD&A and associated press release(s);

  reviewing significant issues affecting financial reports;

  monitoring the objectivity and credibility of the Company's financial reports;

  considering the effectiveness of the Company's internal controls over financial reporting and related information technology security and control;

  reviewing with auditors any issues or concerns related to any internal control systems in the process of the audit;

  reviewing with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting;

  overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing such other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting; and

  taking such other actions within the general scope of its responsibilities as the Audit Committee shall deem appropriate or as directed by the Board of Directors.

Nominating and Corporate Governance Committee

On October 12, 2021, 2021, the Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of Nasdaq Listing Rule 5605(e)(2), and has established a corporate governance committee (the "N&CG Committee") which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently comprised of David Levine, Raj Attariwala and Harry Bloomfield (Chair). The N&CG Committee is responsible for (i) identifying and recommending to the Board, individuals qualified to be nominated for election to the Board; (ii) recommending to the Board, the members and chairperson for each Board committee; and (iii) periodically reviewing and assessing the Company's corporate governance principles contained in the Nominating and Corporate Governance Committee Charter and making recommendations for changes thereto to the Board.

The N&CG Committee is responsible for, among other things:

  leading the Company's search for individuals qualified to become members of the Board;

  evaluating and recommending to the Board for nomination candidates for election or re-election as directors;

  establishing and overseeing appropriate director orientation and continuing education programs;

  making recommendations to the Board regarding an appropriate organization and structure for the Board of Directors;

  evaluating the size, composition, membership qualifications, scope of authority, responsibilities, reporting obligations and charters of each committee of the Board;

  periodically reviewing and assessing the adequacy of the Company's corporate governance principles as contained in the Nominating and Corporate Governance Committee Charter and, should it deem it appropriate, it may develop and recommend to the Board of Directors for adoption of additional corporate governance principles;

  periodically reviewing the Company's Articles in light of existing corporate governance trends, and shall recommend any proposed changes for adoption by the Board of Directors or submission by the Board of Directors to the Company's shareholders;

  making recommendations on the structure and logistics of Board of Directors' meetings and may recommend matters for consideration by the Board of Directors;

  considering, adopting and overseeing all processes for evaluating the performance of the Board of Directors, each committee and individual directors; and

  annually reviewing and assessing its own performance.

Compensation Committee

On October 12, 2021, the Board of Directors adopted a new Compensation Committee Charter which complies with the requirements of Nasdaq Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the "Compensation Committee"). The Compensation Committee is comprised of David Levine, Raj Attariwala and Harry Bloomfield (Chair).

The Compensation Committee assists the Board in fulfilling its oversight responsibilities relating to officer and director compensation, succession planning for senior management, development and retention of senior management and such other duties as directed by the Board.

Each of the Compensation Committee members satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The Compensation Committee will be responsible for, among other things:

  reviewing and approving the Company's compensation guidelines and structure;

  reviewing and approving on an annual basis the corporate goals and objectives with respect to the CEO of the Company;

  reviewing and approving on an annual basis the evaluation process and compensation structure for the Company's other officers, including salary, bonus, incentive and equity compensation;

  reviewing the Company's incentive compensation and other equity-based plans and recommending changes in such plans to the Board as needed.

  Periodically making recommendations to the Board regarding the compensation of non-management directors, including Board and committee retainers, meeting fees, equity-based compensation and such other forms of compensation and benefits as the Committee may consider appropriate; and

overseeing the appointment and removal of executive officers, and reviewing and approving for executive officers, including the CEO, any employment, severance or change in control agreements

Directors, Executive Officers and Key Employees

The following table sets forth the names and select details of all of our directors, executive officers and key employees.

Name, Province/State and Country of Residence	Business Address	Age	Position	Date of Appointment
Harry J.F. Bloomfield(1)(2)(3) Quebec, Canada	Suite 915 - 700 West Pender Street, Vancouver, BC, V6C 1G8	77	Chairman and Director	September 8, 2021
Christopher J. Moreau Manitoba, Canada	Suite 915 - 700 West Pender Street, Vancouver, BC, V6C 1G8	56	Chief Executive Officer and Director	March 1, 2018
Christopher Bryan Manitoba, Canada	Suite 915 - 700 West Pender Street, Vancouver, BC, V6C 1G8	38	Vice President of Research and Operations	March 1, 2021
Michael Sadhra British Columbia, Canada	Suite 915 - 700 West Pender Street, Vancouver, BC, V6C 1G8	53	Chief Financial Officer	October 26, 2015
Mark Williams Manitoba, Canada	Suite 915 - 700 West Pender Street, Vancouver, BC, V6C 1G8	50	Director	September 22, 2021
Raj Attariwala(1)(2)(3) British Columbia, Canada	Suite 915 - 700 West Pender Street, Vancouver, BC, V6C 1G8	53	Director	October 26, 2015
David Levine (1)(2)(3) British Columbia, Canada	Suite 915 - 700 West Pender Street, Vancouver, BC, V6C 1G8	54	Director	October 26, 2015

Notes:

(1) Member of Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Nominating and Corporate Governance Committee.

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors and executive officers as of the date of this Registration Statement.

Harry Bloomfield - Chairman and Director

Harry J. F. Bloomfield, Q.C., M.B.A., is a lawyer, business manager and philanthropist, and joined the Bar of Quebec in 1969 and was appointed Queen's Counsel in 1991. He began his business career with the J. Henry Schroder Banking Corporation in New York and served as Member of the Commission des Valeurs Mobiliers due Québec, now called the Autorité des Marchés Financiers - equivalent of the U.S. Securities and Exchange Commission in 1987 and was named by the government of Prime Minister Brian Mulroney to the Board of Directors of the Federal Business Development Bank, now called the BDC (Business Development Bank of Canada) serving as the audit committee Chairman.

Christopher J. Moreau - Chief Executive Officer and Director

Mr. Moreau is a business professional in the life sciences sector with a background in biotechnology research, business development and experience in capital markets. Mr. Moreau was previously President & CEO and Director of a publicly traded company focussed on the research & development of screening tests for prostate cancer, skin cholesterol and type 2 diabetes. He has over 30 years of senior management experience in private & publicly traded company environments.

Michael Sadhra - Chief Financial Officer

Mr. Michael Sadhra serves as the Chief Financial Officer of Algernon and is a Tax Partner at Sadhra & Chow LLP and has served or is serving as a Director or Officer on public companies. Mr. Sadhra was a former Senior Tax Manager at KPMG LLP where he specialized in Canadian and International taxation for mining companies. Mr. Sadhra holds a Bachelor of Commerce from the University of British Columbia and is a Chartered Professional Accountant.

Christopher Bryan - Vice President of Research and Operations

Dr. Christopher Bryan graduated from the University of Toronto, with a PhD in organic chemistry. His background as a scientist and senior manager includes the synthesis of novel small molecules as potential therapeutic agents, the coordination of regional commercial teams and internal departments (i.e., marketing, R&D, manufacturing, sales and regulatory affairs), and the management of strategic relationships including those involving opinion leaders. He also has experience in scientific writing, data analysis and literature review. Since joining the Company on a full-time basis last year, Dr. Bryan has been managing its contract research providers and clinical trials, as well as all of its vendor relationships. He has also been managing the Company's intellectual property suite.

Raj Attariwala - Director

Dr. Attariwala is a dual board certified Radiologist and Nuclear Medicine physician certified in both Canada and the United States. He received his formal medical training at University of British Columbia with periods of specialized medical training at Memorial Sloan Kettering Cancer Centre (New York), UCLA and USC. He holds a doctorate in Biomedical Engineering from Northwestern University (Evanston, IL).

David Levine - Director

David Levine has over 25 years of experience in the life sciences and technology sectors. He started his career at Baxter Healthcare. Mr. Levine also has experience running drug and device manufacturing operations, commercializing life sciences innovation and has obtained regulatory approvals for drugs and devices on a global basis. He is active in health technology, pharmacy technology, and technology mergers and acquisitions.

Mark Williams - Director

Dr. Mark Williams has over 15 years of experience in drug and medical device development having repurposed three drugs from preclinical studies directly to positive phase II data including manufacturing and toxicology. Dr. Williams is the author of more than twelve patents and an inventor of DM199 (a recombinant protein) in phase II trials for stroke and kidney disease. Dr. Williams is also involved in the financing and collaboration side of various life science companies and has assisted such companies with securing arrangements with drug foundations, pharma companies and various government agencies including Health Canada and US FDA. In the past five years, Dr. William has served as the former Chief Science Officer of Algernon, President and Chief Scientific Officer of Alphanco Venture Corp., Chief Scientific Officer of Marvel Biotechnology Inc., Vice President of Research of Diamedica Therapeutics Inc. and Vice President of Research and clinical Affairs of Cerebra.

Board Practices

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Ethics meets the requirements for a "code of ethics" within the meaning of that term in Item 16B of Form 20-F. The Code of Business Conduct and Ethics is filed as Exhibit 14.1 to the Registration Statement of which this prospectus forms a part.

Board of Directors

The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

The Board sets long term goals and objectives for the Company and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Company to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is responsible for protecting Shareholder's interests and ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Company's business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Company is authorized to act without Board approval, on all ordinary course matters relating to the Company's business.

The Board also monitors the Company's compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for selecting the CEO and other senior management and for monitoring their performance.

The Board considers that the following directors are "independent" in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: David Levine and Raj Attariwala.

Directorships

Certain of the directors are presently a director of one or more other public companies, as follows:

Director	Name of Reporting Issuer	Exchange Listed
Raj Attariwala	Cannabix Technologies Inc.	CSE

Orientation and Continuing Education

The Board ensures that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Company. As each director brings a different skill set and professional background, the Board determines what orientation to the nature and operations of the Company's business will be necessary and relevant. New directors are provided with appropriate orientation through a series of meetings, telephone calls and other correspondence.

Ethical Business Conduct

The Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.

• is cognizant of the Company's timely disclosure obligations and reviews material disclosure documents such as financial statements, Management's Discussion & Analysis (MD&A) and press releases prior to distribution.

• relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Company's external auditor.

• actively monitors the Company's compliance with the Board's directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the BCBCA, as well as the relevant securities regulatory instruments, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual general meeting of the shareholders. The criteria for selecting new directors reflect the requirements of the listing standards of the Canadian Securities Exchange (or such other exchange or self-regulatory organization on which the Company's shares are listed for trading) with respect to independence and the following factors:

• the appropriate size of the Company's Board;

• the needs of the Company with respect to the particular talents and experience of its directors;

• the personal and professional integrity of the candidate;

• level of education and/or business experience;

• broad-based business acumen;

• the level of understanding of the Company's business and the pharmaceutical industry in which it operates and other industries relevant to the Company's business;

• the ability and willingness to commit adequate time to Board and committee matters;

• the fit of the individual's skill and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company;

• the ability to think strategically and a willingness to share ideas; and

• diversity of experiences, expertise and background.

Once a decision has been made to add or replace a director, the task of identifying new candidates will fall on the Company's Board. If a candidate looks promising, the Board will conduct due diligence on the candidate and interview the candidate and if the results are satisfactory, the candidate is invited to join the Board.

Other Board Committees

The Board has no committees other than the Audit Committee.

Assessments

The Board has not established a process to regularly assess the Board and its Audit Committee with respect to their effectiveness and contribution. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on each director's assessment of the performance of the Board, its committee or the individual directors compare to their expectation of performance. In doing so, the contributions of an individual director are informally monitored by the other Board members, bearing in mind the business strengths of the individual and the original purpose of nominating that individual to the Board.

Advisory Board

Medical and Scientific Advisory Board

The Company has a Medical and Scientific Advisory Board in place, complete with individuals who have various backgrounds and experience to complement our operations, mission and business strategy. The Medical and Scientific Advisory Board provides suggestions to our management on as-needed basis. The Medical and Scientific Advisory Board does not have a charter and does not meet on a scheduled basis. It is comprised of the following individuals:

Name	Position
Dr. Martin Kolb	Medical and Scientific Advisory Board member
Dr. Jacky Smith	Medical and Scientific Advisory Board member
Dr. Mark Swaim	Medical and Scientific Advisory Board member

Dr. Martin Kolb, Medical and Scientific Advisory Board

Dr. Kolb is the Moran Campbell Chair and Professor in Respiratory Medicine and Director of the Division of Respirology, McMaster University, Hamilton, Ontario, Canada. He is lead of the interstitial lung disease program, located at St. Joseph's Healthcare Hamilton, where more than 1,500 patients with different types of fibrotic interstitial lung disorders are seen annually. His major research interests are the mechanisms of lung fibrosis, with a particular interest in the role of growth factors, matrix abnormalities and pulmonary vessel remodelling in disease progression.

He leads activities in biomarker development for lung fibrosis, and is a Principal Investigator and steering committee member in numerous clinical trials. Dr. Kolb has authored over 150 peer-reviewed publications on different basic science and clinical topics. He is the Chief-Editor of the European Respiratory Journal, the flagship publication of the European Respiratory Society. He is also an editorial board member of American Journal of Respiratory and Critical Care Medicine, American Journal of Respiratory Cell and Molecular Biology, the European Respiratory Review and Respirology and serves on the Lung Injury & Repair Study Section for the National Institute of Health.

Dr. Jacky Smith, Medical and Scientific Advisory Board

Dr. Smith is a Professor of Respiratory Medicine at the University of Manchester and an Honorary Consultant at Manchester University NHS Foundation Trust. She runs a multi-disciplinary research team whose focus is on understanding mechanisms underlying pathological cough and a regional clinical service seeing patients with refractory Chronic Cough. She is also the Director of the NIHR Manchester Clinical Research Facility and Leads the Rapid Translational Incubator Theme of the NIHR Manchester Biomedical Research Centre.

In collaboration with Mr. Kevin McGuinness (clinical engineer), she has developed a novel method for semi-automated cough detection that was licensed to Vitalograph Ltd., a medical device company with whom she collaborates. The subsequent commercialization of this cough monitoring system has changed the standards by which novel cough therapies are evaluated in regulatory clinical trials. Moreover, the use of this system to quantify coughing in a study of patients attending her Chronic Cough clinic facilitated the discovery of a new class of efficacious anti-tussive therapy, P2X3 antagonists.

Dr. Mark Swaim, Medical and Scientific Advisory Board

On October 9, 2020 the Company announced that Dr. Mark Swaim, a former practicing physician and researcher has joined the Algernon Medical and Scientific Advisory Board.

Dr. Mark Swaim, MD, PhD graduated from Duke University with honours, where he was an NIH-sponsored Medical Scientist Training Program scholar, and was elected to the Alpha Omega Alpha Honor Medical Society and served as its president. He completed post-graduate training in internal medicine, gastroenterology and hepatology at Duke University Medical Center and post-doctoral research at National Taiwan University in Taipei. Dr. Swaim served on the faculties of Duke University Medical Center, University of Texas MD Anderson Cancer Center and the McGovern Medical School of University of Texas in Houston. He was elected to fellowship in the American College of Physicians. He is editor-in-chief and founder of BioPub.co, a small-cap biotech special situations investing website with a global following.

Business Advisory Board

The Company has a Business Advisory Board in place, complete with individuals who have various backgrounds and experience to complement our operations, mission and business strategy. The Business Advisory Board provides suggestions to our management on as-needed basis. The Business Advisory Board does not have a charter and does not meet on a scheduled basis. It is comprised of the following individuals:

Name	Position
Howard Gutman	Business Advisory Board member

Howard Gutman, Business Advisory Board

Ambassador (Rtd) Gutman acted, during his distinguished career over the past three decades, as an international lawyer, served in a number of high-profile appointments for the government of the United States, including Ambassador to Belgium, and served as Special Assistant to the Director of the FBI for Counter-Intelligence and Counter-Terrorism. During his legal career he served as a United States Supreme Court and federal appellate court law clerk prior to entering private practice in Washington, DC, where in addition to legal practice, he served as advisor to candidates for President, Governor and the U.S. Senate.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Term of Office

Each director of our company is to serve for a term of one year ending on the date of the subsequent annual meeting of shareholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is eligible for re-election or re-appointment. Our Board of Directors appoints our officers and each officer is to serve until his successor is appointed and qualified in accordance with the terms and conditions and at the remuneration that the Board of Directors see fit and are subject to termination at the pleasure of the Board of Directors.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been the subject of the following events:

1. a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2. convicted in a criminal proceeding or is a named subject of a pending criminal proceeding

(excluding traffic violations and other minor offenses);

3. the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities;

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5. was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6. was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i) any Federal or State securities or commodities law or regulation; or

(ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

(iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8. was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Our Board has determined that the following directors are "independent" as such directors do not have a direct or indirect material relationship with our company. A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

• Harry Bloomfield;

• David Levine; and

• Raj Attariwala.

Employees

As at the end of the Company's most recently completed financial year, August 31, 2021, the Company had two employees, other than the Company's executive officers. As at the date of this Registration Statement, the Company has two employees, other than the Company's executive officers. The Company uses consultants for the provision of all management and other services.

EXECUTIVE COMPENSATION

In this Statement, references to "the Company", "Algernon Pharmaceuticals", "we" and "our" refer to Algernon Pharmaceuticals Inc. "Common Shares" mean Class A Common Shares without par value in the capital of the Company.

All monetary amounts herein are expressed in Canadian Dollars ("$") unless otherwise stated. In this Statement:

"CEO" of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

"CFO" of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any); and

"Named Executive Officer" or "NEO" means each of the following individuals:

1) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer;

2) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer;

3) in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for the financial year, and

4) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

Director and Named Executive Officer Compensation

As at the year ended August 31, 2021, the Company had three NEOs, namely Christopher Moreau, the Chief Executive Officer and a director, Mark Williams, the former Chief Science Officer and Michael Sadhra, the Chief Financial Officer and former director. The Company had two independent directors: Raj Attariwala and David Levine.

This section sets out the objectives of our Company's executive compensation arrangements, our Company's executive compensation philosophy and the application of this philosophy to our Company's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal 2021 with respect to its NEOs (as herein defined). Subsequent to end of the 2021 fiscal year, the Company established the Compensation Committee. The Compensation Committee determines compensation for the directors and officers of the Company as well as the procedures for this determination. See "Directors, Senior Management and Employees - Board Practices - Compensation Committee.

Director and NEO Compensation Excluding Options and Compensation Securities

The following table presents information concerning all compensation paid, payable, given, or otherwise provided, directly or indirectly, to NEOs and Directors by the Company for services in all capacities to the Company during the two most recently completed financial years:

Name and Principal Position	Year	Salary consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting ($)	Value of Perquisites ($)	Value of all other compen- sation ($)	Total Compen- sation ($)
Christopher Moreau(1) CEO and Director	2021 2020	220,000 157,000	Nil 100,000	Nil Nil	Nil Nil	Nil Nil	220,000 257,000

Mark Williams(2) Former Chief Science Officer	2021 2020	116,667 166,663	Nil 100,000	Nil Nil	Nil Nil	Nil Nil	116,667 266,663

Name and Principal Position	Year	Salary consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting ($)	Value of Perquisites ($)	Value of all other compen- sation ($)	Total Compen- sation ($)

Michael Sadhra(3) CFO and Former Director	2021 2020	120,000 60,000	Nil 20,000	Nil Nil	Nil Nil	Nil Nil	120,000 80,000

Raj Attariwala Director	2021 2020	6,000 4,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	6,000 4,000

David Levine Director	2021 2020	6,000 4,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	6,000 4,000

Alfred Wong(4) Former VP Corporate Development	2021 2020	Nil 4,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 4,000

Notes:

(1) Mr. Moreau was appointed as CEO on March 1, 2018 and as a director on May 5, 2020.

(2) Dr. Williams was appointed Chief Science Officer on October 19, 2018 and resigned effective on March 1, 2021. Dr. Williams was appointed as director of the Company on September 22, 2021.

(3) Mr. Sadhra resigned as director of the Company on September 16, 2021.

(4) Mr. Wong resigned as the VP Corporate Development of the Company on August 27, 2019.

Other than as set forth above, no NEO or Director of the Company has, during the most recently completed financial year, received compensation pursuant to:

1) any standard arrangement for the compensation of NEOs or Directors for their services in their capacity as NEOs and/or Directors, including any additional amounts payable for committee participation or special assignments;

2) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

3) any arrangement for the compensation of NEOs of Directors for services as consultants or expert.

Compensation Securities

The following table sets forth information in respect of all compensation securities granted or issued to each NEO and Director of the Company in the most recently completed financial year ended August 31, 2021:

Name and Position	Type of Compen- sation Security	Number of compen- sation securities, number of underlying securities and percentage of class # / % (1)	Date of issue or grant (mm/dd/yyyy)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Christopher Moreau CEO and Director	Stock options	500,000 1,250,000 1,750,000 underlying Common Shares/1.27%	02/13/2020 04/13/2020	$0.10 $0.29	$0.085 $0.29	$0.33	02/13/2025 04/13/2025
	Restricted Share Units	1,250,000 1,250,000 underlying Common Shares/0.90%	07/23/2020	$0.35	$0.33	$0.33	07/22/2022
Mark Williams(2) Director and Former Chief Science Officer	Stock options	500,000 1,250,000 1,750,000 underlying Common Shares/1.27%	02/13/2020 04/13/2020	$0.10 $0.29	$0.085 $0.29	$0.33	02/13/2025 04/13/2025
	Restricted Share Units	1,000,000 1,000,000 underlying Common Shares/0.72%	07/23/2020	$0.35	$0.33	$0.33	07/22/2022
Michael Sadhra CFO and Former Director(3)	Stock options	1,000,000 1,000,000 2,000,000 underlying Common Shares/1.45%	02/13/2020 04/13/2020	$0.10 $0.29	$0.085 $0.29	$0.33	02/13/2025 04/13/2025
	Restricted Share Units	1,000,000 1,000,000 underlying Common Shares/0.72%	07/23/2020	$0.35	$0.33	$0.33	07/22/2022

Name and Position	Type of Compen- sation Security	Number of compen- sation securities, number of underlying securities and percentage of class # / % (1)	Date of issue or grant (mm/dd/yyyy)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Raj Attariwala Director	Stock options	200,000 200,000 400,000 underlying Common Shares/0.29%	02/13/2020 04/13/2020	$0.10 $0.29	$0.085 $0.29	$0.33	02/13/2025 04/13/2025
	Restricted Share Units	250,000 250,000 underlying Common Shares/0.18%	07/23/2020	$0.35	$0.33	$0.33	07/22/2022
David Levine Director	Stock options	200,000 200,000 400,000 underlying Common Shares/0.29%	02/13/2020 04/13/2020	$0.10 $0.29	$0.085 $0.29	$0.33	02/13/2025 04/13/2025
	Restricted Share Units	250,000 250,000 underlying Common Shares/0.18%	07/23/2020	$0.35	$0.33	$0.33	07/22/2022

Note:

(1) The percentage of class is based on the total number of options and Common Shares outstanding as at August 31, 2020: 138,337,979 Common Shares, 10,737,500 stock options and 4,350,000 Restricted Share Units.

(2) Dr. Williams resigned as Chief Science Officer effective on March 1, 2021. Dr. Williams was appointed as director of the Company on September 22, 2021.

(3) Mr. Sadhra resigned as Director effective on September 16, 2021.

As of August 31, 2021, the NEOs and Directors of the Company had the following compensation securities:

Mr. Moreau had a total of 2,000,000 stock options and nil RSUs:

• 250,000 stock options were issued on March 1, 2018, each exercisable into one Common Share at a price of $0.48 per share until March 1, 2023;

• 500,000 stock options issued on February 13, 2020, each exercisable into one Common Share at a price of $0.10 per share until February 13, 2025;

• 1,250,000 stock options issued on April 13, 2020, each exercisable into one Common Share at a price of $0.29 per share until April 13, 2025; and

• 1,250,000 RSUs were issued on July 23, 2020, each RSU convertible into one Common Share. The RSUs vested over a 12-month period with 1/3 vesting on the grant date, 1/3 vesting on January 22, 2021 and the remaining 1/3 vesting on July 22, 2021. A total of 412,500 RSUs vested on July 23, 2020. As at August 31, 2021, all RSUs were settled. A total of 825,000 RSUs from the first and second tranches were settled in common shares with the third and final tranche of 425,000 RSUs settled in cash.

Dr. Williams had a total of 1,750,000 stock options and 670,000 RSUs:

• 500,000 stock options issued on February 13, 2020, each exercisable into one Common Share at a price of $0.10 per share until February 13, 2025. These stock options were exercised on May 27, 2021;

• 1,250,000 stock options issued on April 13, 2020, each exercisable into one Common Share at a price of $0.29 per share until April 13, 2025. These stock options expired unexercised on May 29, 2021 upon Dr. Williams' resignation as Chief Science Officer effective March 1, 2021; and

• 1,000,000 RSU's were issued on July 23, 2020, each RSU convertible into one Common Share. The RSUs vest over a 12 month period with 1/3 vesting on the grant date, 1/3 vesting on January 22, 2021 and the remaining 1/3 vesting on July 22, 2021. As at August 31, 2021, a total of 660,000 RSUs from the first and second tranches were settled in common shares. Upon Dr. Williams' resignation as Chief Science Officer effective March 1, 2021, the third and final tranche of 340,000 RSUs were forfeited.

Mr. Sadhra had a total of 2,400,000 stock options and 670,000 RSUs:

• 200,000 stock options were issued on February 1, 2016 each exercisable into one Common Share at a price of 0.50 per share until February 1, 2021;

• 50,000 stock options were issued on May 18, 2017 each exercisable into one Common Share at a price of $0.30 per share until May 18, 2022;

• 150,000 stock options were issued on March 1, 2018 exercisable into one Common Share at a price of $0.48 per share until March 1, 2023;

• 1,000,000 stock options issued on February 13, 2020, each exercisable into one Common Share at a price of $0.10 per share until February 13, 2025;

• 1,000,000 stock options issued on April 13, 2020, each exercisable into one Common Share at a price of $0.29 per share until April 13, 2025; and

• 1,000,000 RSUs were issued on July 23, 2020, each RSU convertible into one Common Share. The RSUs vest over a 12-month period with 1/3 vesting on the grant date, 1/3 vesting on January 22, 2021 and the remaining 1/3 vesting on July 22, 2021. A total of 330,000 RSUs vested on July 23, 2020. As at August 31, 2021, all RSUs were settled. A total of 660,000 RSUs from the first and second tranches were settled in common shares with the third and final tranche of 340,000 RSUs settled in cash.

Mr. Attariwala had a total of 625,000 stock options and 167,500 RSUs:

• 125,000 stock options were issued on February 1, 2016 each exercisable into one Common Share at a price of 0.50 per share until February 1, 2021;

• 50,000 stock options were issued on May 18, 2017 each exercisable into one Common Share at a price of $0.30 per share until May 18, 2022;

• 50,000 stock options were issued on March 1, 2018 exercisable into one Common Share at a price of $0.48 per share until March 1, 2023;

• 200,000 stock options issued on February 13, 2020, each exercisable into one Common Share at a price of $0.10 per share until February 13, 2025;

• 200,000 stock options issued on April 13, 2020, each exercisable into one Common Share at a price of $0.29 per share until April 13, 2025; and

• 250,000 RSUs were issued on July 23, 2020, each RSU convertible into one Common Share. The RSUs vest over a 12-month period with 1/3 vesting on the grant date, 1/3 vesting on January 22, 2021 and the remaining 1/3 vesting on July 22, 2021. A total of 82,500 RSUs vested on July 23, 2020. As at August 31, 2021, all RSUs were settled. A total of 165,000 RSUs from the first and second tranches were settled in common shares with the third and final tranche of 85,000 RSUs settled in cash.

Mr. Levine had a total of 700,000 stock options and 167,500 RSUs:

• 200,000 stock options were issued on February 1, 2016 each exercisable into one Common Share at a price of 0.50 per share until February 1, 2021;

• 50,000 stock options were issued on May 18, 2017 each exercisable into one Common Share at a price of $0.30 per share until May 18, 2022;

• 50,000 stock options were issued on March 1, 2018 exercisable into one Common Share at a price of $0.48 per share until March 1, 2023.

• 200,000 stock options issued on February 13, 2020, each exercisable into one Common Share at a price of $0.10 per share until February 13, 2025;

• 200,000 stock options issued on April 13, 2020, each exercisable into one Common Share at a price of $0.29 per share until April 13, 2025; and

• 250,000 RSUs were issued on July 23, 2020, each RSU convertible into one Common Share. The RSUs vest over a 12-month period with 1/3 vesting on the grant date, 1/3 vesting on January 22, 2021 and the remaining 1/3 vesting on July 22, 2021. A total of 82,500 RSUs vested on July 23, 2020. As at August 31, 2021, all RSUs were settled. A total of 165,000 RSUs from the first and second tranches were settled in common shares with the third and final tranche of 85,000 RSUs settled in cash.

Exercise of Compensation Securities by Directors and NEOs:

The following table sets out compensation securities that were exercised by Directors and NEOs during the financial year ended August 31, 2021:

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference Between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Christopher Moreau CEO and Director	RSUs	412,500 412,500 425,000	$0.35 $0.266 $0.085	07/23/20 01/22/21 07/22/21	$0.35 $0.266 $0.085	N/A	$144,375 $109,725 $36,079
Mark Williams Director and Former Chief Science Officer	RSUs	330,000 330,000	$0.35 $0.266	07/23/20 01/22/21	$0.35 $0.266	N/A	$115,500 $87,780
Michael Sadhra CFO and Former Director	RSUs	330,000 330,000 340,000	$0.35 $0.266 $0.085	07/23/20 01/22/21 07/22/21	$0.35 $0.266 $0.085	N/A	$115,500 $87,870 $28,864
Raj Attariwala Director	RSUs	82,500 82,500 85,000	$0.35 $0.266 $0.085	07/23/20 01/22/21 07/22/21	$0.35 $0.266 $0.085	N/A	$28,875 $21,945 $7,216
David Levine Director	RSUs	82,500 82,500 85,000	$0.35 $0.266 $0.085	07/23/20 01/22/21 07/22/21	$0.33 $0.266 $0.085	N/A	$28,875 $21,945 $7,216

Stock Option Plan

The Company adopted a Stock Option Plan on September 11, 2015, which was adopted by shareholders on April 10, 2017 (the "Stock Option Plan").

The purpose of the Stock Option Plan is to attract, retain, and motivate NEOs, directors, employees and other service providers by providing them with the opportunity, through the grant of Stock Options, to acquire an interest in the Company and benefit from the Company's growth. A Stock Option is an incentive share purchase option that entitles the holder to purchase Common Shares.

Under the Stock Option Plan, the maximum number of Common Shares reserved for issuance, including Stock Options currently outstanding, is equal to 10% of the issued and outstanding Common Share from time to time (the "10% Maximum"). Following the exercise, termination, cancellation or expiration of any Stock Options, a number of Common Shares equivalent to the number of Stock Options exercised, terminated, cancelled or expired would become available for reserve for issuance in respect of future Stock Option grants.

Material Terms to the Stock Option Plan

1) The number of Common Shares which may be the subject of Stock Options on a yearly basis to any one person cannot exceed 5% of the number of issued and outstanding Common Shares at the time of the grant;

2) Stock Options may be granted to any employee, officer, director, consultant, affiliate or subsidiary of the Company exercisable at a price which is not less than the market price of Common Shares on the date of the grant;

3) The directors of the Company may, by resolution, determine the time period during which any Stock Option may be exercised (the "Exercise Period"), provided that the Exercise Period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed;

4) All Stock Options will terminate on the earliest to occur of:

(i) the expiry of their term;

(ii) the date of termination of an optionee's employment, office or position as director, if terminated for just cause;

(iii) 90 days (or such other period of time as permitted by any rule or regulation of such exchange on which the Common Shares may be listed) following the date of termination of an optionee's position as a director or NEO, if terminated for any reason other than the optionee's disability or death; and

(iv) 30 days following the date of termination of an optionee's position as a consultant engaged in investor relations activities, if terminated for any reason other than the optionee's disability, death, or just cause;

5) Stock Options are non-assignable and non-transferable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be a NEO, director, employee, consultant, affiliate, or subsidiary of the Company, as the case may be.

Subject to the foregoing restrictions, and certain other restrictions set out in the Stock Option Plan, the Board is authorized to provide for the granting of Stock Options and the exercise and method of exercise of Stock Options granted under the Stock Option Plan.

Restricted Share Unit (RSU) Plan

The Company adopted a 10% rolling RSU Plan on July 23, 2020. The RSU Plan allows the Company to grant RSUs to directors, officer, employees and consultants of the Company ("Eligible Persons").

A RSU is a bookkeeping entry equivalent in value to a Common Share credited to an Eligible Person's (a "Participant") account and represents the right of a Participant to whom a grant of such RSUs is made to receive one Common Share (or an amount of cash equal to the market value thereof).

The purpose of the RSU Plan is to promote and advance the interests of the Company by:

(i) providing Eligible Persons with additional incentive through an opportunity to receive discretionary bonuses in the form of Common Shares,

(ii) encouraging stock ownership by such Eligible Persons,

(iii) increasing the proprietary interest of Eligible Persons in the success of the Company, and

(iv) increasing the ability to attract, retain and motivate Eligible Persons. Similar to the Stock Option Plan, the maximum number of Common Shares reserved for issuance under the RSU Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (the "10% Maximum"), less any Common Shares reserved for issuance under all other compensation agreements, such as the Stock Option Plan.

The RSU Plan is a "rolling plan" and when RSUs are cancelled (whether or not upon payment with respect to vested RSUs) or terminated, the number of Common Shares in respect of such cancelled or terminated RSUs shall again be available for the purpose of granting RSU Awards pursuant to the RSU Plan.

Material Terms to the RSU Plan

1) RSUs may be granted to any employee, officer, director, consultant or subsidiary of the Company provided that RSUs granted to any Eligible Person shall be approved by shareholders if the rules of the stock exchange the Company is listed on requires such approval;

2) Where the Board determines to grant a RSU Award to an Eligible Person and sets the terms and conditions applicable to such RSU Award, the Company shall deliver to the Eligible Person a RSU Grant Letter, containing the terms and conditions applicable to such RSU Award and will credit the Participant's account with the number of RSUs granted to such Participant under the terms of the RSU Award on the grant of an RSU Award;

3) The grant of a RSU Award shall entitle the Participant to the conditional right to receive for each RSU credited to the Participant's Account, at the election of the Company, either one Common Share or an amount in cash, net of applicable taxes and contributions to government sponsored plans, as determined by the Board, equal to the market price of one Common Share for each RSU credited to the Participant's Account on the Settlement Date, subject to the conditions set out in the RSU Grant Letter and in the Plan, and subject to all other terms of the RSU Plan;

4) An Eligible Person may receive an RSU Award on more than one occasion under the RSU Plan and may receive separate RSU Awards on any one occasion;

5) RSUs granted under the RSU Plan to an Eligible Person in a calendar year will (subject to any applicable terms and conditions) represent a right to a bonus or similar award to be received for services rendered by such Eligible Person to the Company or an affiliate, as the case may be, in the fiscal year ending in, coincident with or before such calendar year, subject to any other determination by the Company;

6) Subject to the provisions of the RSU Plan and any vesting limitations imposed by the Board at the time of grant, RSUs subject to an RSU Award may be settled by a Participant during the Settlement Period applicable to the RSU by delivery to the Company of a notice (the "Settlement Notice") in a form attached to the RSU Grant Letter. As soon as practicable following the receipt of the Settlement Notice, RSUs will be settled by the Company through the delivery by the Company of such number of Common Shares equal to the number of RSUs then being settled or, at a Company's election, an amount in cash, net of applicable taxes and contributions to government sponsored plans, equal to the market price at the Settlement Date of one Common Share for each RSU then being settled. Where, prior to the Expiry Date, a Participant fails to elect to settle an RSU, the Participant shall be deemed to have elected to settle such RSUs on the day immediately preceding the Expiry Date.

7) Notwithstanding the foregoing, if the Company elects to issue Common Shares in settlement of RSUs:

(i) the Company may arrange for such number of the Common Shares to be sold as it deems necessary or advisable to raise an amount at least equal to its determination of such applicable taxes, with such amount bring withheld by the Company; or

(ii) the Company may elect to settle for cash such number of RSUs as it deems necessary or advisable to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Company; or

(iii) the Company may, as a condition of settlement in the form of Common Shares, require the Participant to pay the applicable taxes as determined by the Company or make such other arrangement acceptable to the Company in its discretion (if at all) as it deems necessary or advisable.

8) Except as otherwise determined by the Board:

(i) The "Termination Date" means the date on which a Participant ceases to be an Eligible Person;

(ii) all RSUs held by the Participant (whether vested or unvested) shall terminate automatically upon the termination of the Participant's service with the Company or any subsidiary companies for any reason other than as set forth in paragraph (b) and (c) below;

(iii) in the case of a termination of the Participant's service by reason of (A) termination by the Company or any Subsidiary Companies other than for Cause, or (B) the Participant's death, the Participant's unvested RSUs shall vest automatically as of such date, and on the earlier of the original Expiry Date and any time during the ninety (90) day period commencing on the date of such termination of service (or, if earlier, the Termination Date), the Participant (or his or her executor or administrator, or the person or persons to whom the Participant's RSUs are transferred by will or the applicable laws of descent and distribution) will be eligible to request that the Company settle his vested RSUs.

Where, prior to the 90th day following such termination of service (or, if earlier, the Termination Date) the Participant fails to elect to settle a vested RSU, the Participant shall be deemed to have elected to settle such RSU on such 90th day (or, if earlier, the Termination Date) and to receive Common Shares in respect thereof;

(i) in the case of a termination of the Participant's services by reason of voluntary resignation, only the Participant's unvested RSUs shall terminate automatically as of such date, and any time during the ninety (90) day period commencing on the date of such termination of service (or, if earlier, the Termination Date), the Participant will be eligible to request that the Company settle it's vested RSUs. If the Participant fails to elect to settle a vested RSU, the Participant shall be deemed to have elected to settle such RSU on the 90th day and will receive Common Shares in respect thereof;

(ii) for greater certainty, where a Participant's employment or term of office terminates by reason of termination by the Company or any subsidiary companies for cause then any RSUs held by the Participant, whether or not vested at the Termination Date, immediately terminate and are cancelled on the Termination Date or at a time as may be determined by the Board, in its sole discretion;

(iii) a Participant's eligibility to receive further grants of RSUs under the RSU Plan ceases as of the earliest of the date the Participant resigns from the Company or any subsidiary company and the date that the Company or any subsidiary company provides the Participant with written notification that the Participant's employment or term of office, as the case may be, is terminated, notwithstanding that such date may be prior to the Termination Date; and

(iv) for the purposes of the RSU Plan, a Participant shall not be deemed to have terminated service where: (i) the Participant remains in employment or office within or among the Company or any subsidiary company or (ii) the Participant is on a leave of absence approved by the Board.

9) RSUs shall not be transferable or assignable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

Subject to the foregoing restrictions, and certain other restrictions set out in the RSU Plan, the Board is authorized to provide for the granting of RSUs, the vesting limitations on the RSUs and the method in which the RSUs are settled.

Employment, Consulting and Management Agreements

Management functions of the Company are substantially performed by directors or senior officers (or private companies controlled by then, either directly or indirectly) of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

The Company entered into a Management Consulting Agreement dated March 1, 2018 with Christopher Moreau (the "Moreau Agreement") whereby he was retained to act as the Company's CEO. The Moreau Agreement provided for the remuneration of Mr. Moreau at the rate of CAD$9,000 per month (the "Moreau Base Fee"). The Moreau Base Fee was increased to CAD$13,333 per month effective on December 1, 2019. The Moreau Agreement was amended and restated on July 31, 2020 ("Moreau Amended and Restated Agreement") whereby the Moreau Base Fee was further amended to CAD$18,333 per month effective on July 31, 2020. Mr. Moreau is not paid for being a director of the Company. On September 1, 2020, the Company replaced the Moreau Amended and Restated Agreement with an Executive Employment Agreement with Mr. Moreau at the same rate of CAD$18,333 per month.

The Company's affiliate, Nash Pharma entered into a Management Consulting Agreement dated July 1, 2018 with Dr. Mark Williams (the "Williams Agreement") whereby he was retained to act as the CEO of Nash Pharma. The Williams Agreement provided for the remuneration of Dr. Williams at the rate of CAD$13,333 per month (the "Williams Base Fee"). After the acquisition of Nash Pharma by the Company, the Williams Agreement was amended on October 19, 2018 ("Williams Amended Agreement") whereby Dr. Williams was appointed to the position of Chief Science Officer of Nash Pharma. The Williams Base Fee remained unchanged. The Williams Amended Agreement was further amended and restated on July 31, 2020 ("Williams Amended and Restated Agreement") whereby the Williams Base Fee was amended to CAD$16,666 per month effective on July 31, 2020. Dr. Williams resigned as Chief Science Officer effective March 1, 2021 and was appointed as director of the Company on September 22, 2021.

Under prior agreement with the Company, Michael Sadhra has acted as the Company's CFO at a rate of CAD$4,000 per month (the "Sadhra Base Fee"). The Company amended and restated any prior agreement it had with Mr. Sadhra on July 31, 2020 ("Sadhra Amended and Restated Agreement") whereby the Sadhra Base Fee was amended to CAD$10,000 per month effective on July 31, 2020. Mr. Sadhra is not paid for being a director of the Company. On September 1, 2020, the Company replaced the Sadhra Amended and Restated Agreement with an Executive Employment Agreement with Mr. Sadhra at the same rate of CAD$10,000 per month. Mr. Sadhra resigned as Director effective September 16, 2021.

Under prior agreement with the Company, Dr. Christopher Bryan has acted as the Company's Senior Scientist at a rate of CAD$8,000 per month (the "Bryan Consulting Agreement") since June 1, 2020. On March 1, 2021, the Company replaced the Bryan Consulting Agreement with an Executive Employment Agreement with Dr. Christopher Bryan whereby he was retained to act as the Company's Vice President of Research and Operations at a rate of CAD$ 10,833.33 per month.

Oversight and Description of Director and NEO Compensation

The Company does not have a compensation committee or a formal compensation policy and relies solely on the Board of Directors to determine NEO compensation. In determining compensation, the Board considers industry standards and its financial situation but does not currently have any formal objectives or criteria. The performance of each NEO is informally monitored by the Board, who keeps in mind the business strengths of the individual and the purpose of originally appointing the individual as an officer. The duties and responsibilities of the NEOs are typical of those of a business entity of the Company's size in a similar business and include direct reporting responsibility to the Board, overseeing the activities of all other executive and management consultants, representing the Company, providing leadership and responsibility for achieving corporate goals and implementing corporate policies and initiatives.

The Board is also responsible for recommending compensation for the directors and granting stock options to the directors, NEOs and employees of, and consultants to, the Company pursuant to the Company's Stock Option Plan (defined below).

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

• attracting and retaining talented, qualified and effective executives;

• motivating the short and long-term performance of these executives; and

• better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its Stock Option Plan.

The Company relies solely on the discussions of the Board, without any formal objectives, criteria and analysis, for determining executive compensation.

Base Salary or Consulting Fees

In establishing the base salary for NEOs, the Board considers the NEO's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development. The financial and other resources of the Company are also considered since capital management is critical to the Company as a successful generator of business using Shareholders' funds. Using this information, together with budgetary guidelines the Board determines and sets the base salaries of the CEO, CFO and other NEOs.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the CEO. Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company's operations.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of options granted are determined by the Board. The Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation Review Process

Compensation Components: Compensation paid to the Company's NEOs consists of a base salary in the form of cash compensation, and long-term incentive stock options. No specific formula is used to assign a specific weighting to these components. Instead, the Board considers the Company's performance and assigns compensation based on this assessment.

In establishing compensation levels, the Board also relies on the experience of its members as officers and directors of other companies in similar lines of business as the Company. The purpose of this comparison to similar companies is to: (1) understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics; (2) identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and (3) establish a basis for developing salary adjustments and long-term incentive awards for the Board to consider and approve.

Long Term Compensation

Long term compensation is paid in the form of granting of stock options. The Board established the Stock Option Plan to encourage share ownership and entrepreneurship on the part of the directors, management and employees. The Board believes that the Stock Option Plan aligns the interests of the NEOs with the interests of Shareholders by linking a component of compensation to the longer-term performance of the Common Shares.

Stock Options are generally granted on an annual basis, subject to the imposition of trading blackout periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All stock options granted to NEOs are approved by the Board. In monitoring stock option grants, the Board takes into account the level of stock options granted by comparable companies for similar levels of responsibility and considers each NEO based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contributions to Shareholder value.

In addition to determining the number of stock options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

• the exercise price for each stock option granted;

• the date on which each stock option is granted;

• the vesting terms for each stock option; and

• the other materials terms and conditions of each stock option grant.

The Board makes these determinations subject to and in accordance with the provision of the Stock Option Plan.

Risks Associated with the Company's Compensation Program

Neither the Board nor any committee of the Board considered the implications of the risks associated with the Company's compensation program during the most recently completed financial year. All of the Company's option-based awards for the benefit of executive officers were fully discretionary.

Hedging by Named Executive Officers or Directors

The Company has no policy with respect to NEOs or directors purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Benefits and Perquisites

The Company does not offer any benefits or perquisites to its directors or NEOs other than potential grants of incentive stock options as otherwise disclosed and discussed herein.

Option-Based Awards

As described above, the Company has a 10% "rolling" Stock Option Plan. The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes stock option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the Board.

The purpose of the Company's Option Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long-term goals of the Company and to enable and encourage such individuals to acquire Common Shares as long-term investments.

Share-Based Awards

As described above, the Company has a 10% "rolling" RSU Plan. The RSU Plan was established to promote and advance the interests of the Company by providing Eligible Persons with additional incentive through an opportunity to receive discretionary bonuses in the form of Common Shares, encourage stock ownership by such Eligible Persons, increase the proprietary interest of Eligible Persons in the success of the Company, and increase the ability to attract, retain and motivate Eligible Persons.

Management proposes RSU Awards to the Board based on such criteria as performance, previous grants, and hiring incentives. All RSU Awards require approval of the Board.

Oversight and Description of Director Compensation

In the Board's view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers Option grants to directors under the Option Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Option Plan, as discussed above, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs or Directors at, following, or in connection with retirement.

Termination and Change of Control Benefits

There are no compensatory plan(s) or arrangements(s), with respect to any of the NEOs resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the NEOs responsibilities following a change of control.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's fiscal year ended August 31, 2021 all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,350,000	$0.22	8,398,677 (1)
Equity compensation plans not approved by securityholders	N/A	N/A	8,398,677(1)
Total	8,350,000		8,398,677(1)

Note:

(1) The Company had a total of 167,486,769 Common Shares issued and outstanding as at August 31, 2021. The maximum number of Common Shares reserved for issuance under the Stock Option Plan and RSU Plan collectively shall not exceed 10% of the issued and outstanding Common Shares from time to time.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of October 8, 2021 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)

Directors and Executive Officers:

Christopher Moreau, Chief Executive Officer and Director	3,452,777 (3)	2.06%

Christopher Bryan, Vice President of Research and Operations*	250,000 (4)	0.15%

Michael Sadhra, Chief Financial Officer	2,656,000 (5)	1.68%

Raj Attariwala, Director*	1,643,722 (6)	0.98%

David Levine, Director*	643,722 (7)	0.38%

Directors and Executive Officers as a Group (6 persons)	8,796,888 (8)	5.25%

Other 5% or more Shareholders:

N/A	-	-

__________
Notes

(*) Less than 1%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding on October 8, 2021.

(2) The percentage is calculated based on 167,486,769 common shares that were outstanding as of October 8, 2021.

(3) This figure consists of (i) 1,452,777 Shares directly held by Mr. Moreau and (ii) 2,000,000 stock options to purchase 2,000,000 Shares which have vested as of October 18, 2021.

(4) This figure consists of 250,000 stock options to purchase 250,000 Shares.

(5) This figure consists of (i) 456,000 Shares directly held by Mr. Sadhra and (ii) 2,200,000 stock options to purchase 2,200,000 Shares which have vested as of October 18, 2021.

(6) This figure consists of (i) 1,143,722 Shares directly held by Mr. Attariwala and (ii) 500,000 stock options to purchase 500,000 Shares which have vested as of October 18, 2021.

(7) This figure consists of (i) 143,722 Shares directly held by Mr. Levine and (ii) 500,000 stock options to purchase 500,000 Shares which have vested as of October 18, 2021.

(8) This figure consists of (i) 3,596,888 Shares and (ii) 5,200,000 stock options to purchase 5,200,000 Shares which have vested as of October 18, 2021.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

RELATED PARTY TRANSACTIONS

Key management personnel are considered to be those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management includes senior officers and directors of the Company.

Related party transactions to key management personnel are as follows:

Year ended	August 31, 2021	August 31, 2020
Short-term benefits(1)	$613,072	$8,000
Consulting fees - other(2)	$11,750	$606,663
Share-based payments(3)	$697,667	$2,489,669
Rent(4)	$36,000	$32,000

Note:

(1) Salaries paid to officers and director fees to independent directors:

- $256,079 (August 31, 2020 - $nil) to Chief Executive Officer;

- $148,864 (August 31, 2020 - $nil) to Chief Financial Officer;

- $116,667 (August 31, 2020 - $nil) to Chief Science Officer who resigned effective March 1, 2021;

- $65,000 (August 31, 2020 - $nil) to VP of Research and Operations who took on the role effective March 1, 2021;

- $13,216 (August 31, 2020 - $nil) to an independent director; and

- $13,216 (August 31, 20220 - $nil) to an independent director.

(2) Fees paid to consultants/companies related to management personnel:

- $nil (August 31, 2020 - $257,000) to a company controlled by the Chief Executive Officer;

- $nil (August 31, 2020 - $80,000) to a company controlled by the Chief Financial Officer;

- $nil (August 31, 2020 - $26,663) to the Chief Science Officer; and

- $11,750 (August 31, 2020 - $3,000) for tax services paid to a partnership where Chief Financial Officer is a partner.

(3) Share-based payments were non-cash items that consisted of the fair value of RSUs that were granted but unvested.

(4) Rent:

 - $36,000 (August 31, 2020 - $32,000) paid for corporate office space to a company controlled by Chief Financial Officer.

MATERIAL AGREEMENTS

We have not entered into any material agreements other than in the ordinary course of business and other than those described below or in this prospectus.

Share Exchange Agreement

On October 19, 2018, the Company acquired all of the issued and outstanding shares of Nash Pharma, a clinical stage pharmaceutical development company focused on drug repurposing in the areas of NASH, CKD and IBD. Through its ongoing research programs, Nash Pharma has developed data that supports the advancement of up to seven drug candidates into phase II trials.

Pursuant to the terms of a Share Exchange Agreement dated October 5, 2018 among the Company, Nash Pharma and the securityholders of Nash Pharma, the Company issued 15,800,000 Common Shares to the shareholders of Nash Pharma at an issue price of $0.22 per Common Share. Existing warrants to purchase common shares of Nash Pharma were cancelled and were replaced with 14,800,000 Common Share purchase warrants of the Company, each having an exercise at a price equal to the exercise price of the Nash Pharma warrants.

Warrant Indenture dated November 1, 2019, with AST Trust Company (Canada)

Pursuant to the November 2019 Offering, the Company issued 24,401,300 units at the issue price of $0.085 per unit for total gross proceeds of $2,074,110. Each unit was comprised of one Common Share and one Common Share purchase warrant. Each Common Share purchase warrant entitled the holder to purchase one additional Common Share until May 1, 2022 at a purchase price of $0.12 per Common Share. The expiry date of the warrants was accelerated to January 21, 2021 resulting in the expiration of a total of 227,187 warrants. These Common Share purchase warrants were listed and posted for trading on the CSE under the symbol AGN.WT.

As compensation, the Company issued 1,801,080 compensation options to the agents under the November 2019 Offering. Each compensation option entitles the holder to purchase one unit of the Company at a price of $0.085 per unit until May 1, 2022. Each unit consists of one Common Share and one Common Share purchase warrant entitling the holder to acquire an additional Common Share at a purchase price of $0.12 per Common Share. The Company also paid a cash commission in the aggregate amount of $153,092 to a syndicate of agents.

Agency Agreement with Mackie Research Capital Corporation

In connection with the Company's Special Warrant Financing on May 13, 2020, the Company entered into an agency agreement with Mackie Research Capital Corporation and paid Mackie, the sole agent and book-runner, and a syndicate of sub-agents, a cash fee of $526,853, equal to 8% of the gross proceeds from the sale of the Special Warrants, subject to a reduced fee of 4% for Special Warrants issued to President's list purchasers. As additional compensation, the Company also issued an aggregate of 1,505,293 non-transferable compensation options, entitling the holder to acquire one Special Warrant Unit at an exercise price of $0.35 per Special Warrant Unit until May 13, 2022.

Special Warrant Indenture dated May 13, 2020 with Mackie Research Capital

On May 13, 2020, the Company completed a private placement of 19,605,285 Special Warrants at a price of $0.35 per Special Warrant for gross proceeds of $6,861,849. Each Special Warrant is exercisable, for no additional consideration at the option of the holder, into one unit of the Company. Each Special Warrant Unit is comprised of one Common Share and one Common Share purchase warrant. Each whole Common Share purchase warrant will entitle the holder to purchase one Common Share at an exercise price of $0.55 per Common Share until May 13, 2022. If, at any time after the Qualification Date (as defined below) and prior to the expiry date of the Common Share purchase warrants, the volume weighted average trading price of the Common Shares on the CSE, or other principal exchange on which the Common Shares are listed, is greater than $1.00 for 10 consecutive trading days, the Company may, within 15 days of the occurrence of such event, deliver a notice to the holders of Common Share purchase warrants accelerating the Expiry Date to the date that is 30 days following the date of such notice.

All unexercised Special Warrants will be automatically exercised, without payment of additional consideration, on the date that is the earlier of: (i) four months and a day following May 13, 2020; and (ii) three business days following the date on which receipt is issued by the British Columbia Securities Commission for a final short form prospectus qualifying the distribution of the underlying the Special Warrants Units. In the event the Qualification Date has not occurred prior to 5:00 p.m. on the date that is 35 days from May 13, 2020, each unexercised Special Warrant will thereafter entitle holders thereof to receive upon the exercise or deemed exercise thereof, for no additional consideration, 1.10 Units in lieu of one (1) Unit and thereafter at the end of each additional 30 day period prior to the Qualification Date, each Special Warrant will be exercisable for an additional 0.02 of a Unit.

In connection with the Special Warrant Financing, the Company paid Mackie Research Capital Corporation, the sole agent and bookrunner, and a syndicate of sub-agents, a cash fee of $526,853, equal to 8% of the gross proceeds from the sale of the Special Warrants, subject to a reduced fee of 4% for Special Warrants issued to President's list purchasers. As additional compensation, the Company also issued an aggregate of 1,505,293 non-transferable compensation options, entitling the holder to acquire one Special Warrant Unit at an exercise price of $0.35 per Special Warrant Unit until May 13, 2022.

MARKET FOR OUR SECURITIES

On February 1, 2016, our Common Shares began to trade on the CSE under the symbol “BTH” and in May of 2016, our Common Shares began to be quoted on the OTCQB under the symbol “BTHCF”. On February 19, 2019, our ticker symbol on the CSE changed from “BTH” to “AGN” and on December 30, 2019, our symbol changed from “BTHCF” to “AGNPF”. As of October 18, 2021, the last reported sale price of our Common Shares on the OTCQB was US$0.0647 per share, and on October 18, 2021, we had 167,486,789 Common Shares outstanding. The market for our Common Shares is limited, volatile and sporadic.

The following table sets forth, for the periods indicated, the high and low bid prices of our Common Shares on the OTCQB as reported by Stockwatch. The following quotations reflect inter-dealer prices, without mark-up, markdown, or commissions, and may not reflect actual transactions.

	High Bid	Low Bid
Quarter ended
August 31, 2021	US$0.141	US$0.060
May 31, 2021	US$0.321	US$0.116
February 28, 2021	US$0.438	US$0.144
November 30, 2020	US$0.272	US$0.150

Month ended
September 30, 2021	US$0.093	US$0.066
August 31, 2021	US$0.109	US$0.063
July 31, 2021	US$0.110	US$0.060
June 30, 2021	US$0.141	US$0.100
May 31, 2021	US$0.153	US$0.116
April 30, 2021	US$0.200	US$0.118
March 31, 2021	US$0.321	US$0.174
February 28, 2021	US$0.325	US$0.193
January 31, 2021	US$0.250	US$0.174

The following table sets forth, for the periods indicated, the high and low sales prices of our Common Shares on the CSE as reported by Stockwatch.

	High	Low
Quarter ended
September 30, 2021	CAD$0.105	CAD$0.080
August 31, 2021	CAD$0.180	CAD$0.075
May 31, 2021	CAD$0.400	CAD$0.145
February 28, 2021	CAD$0.540	CAD$0.185
November 30, 2020	CAD$0.245	CAD$0.190

Month ended
August 31, 2021	CAD$0.130	CAD$0.085
July 31, 2021	CAD$0.130	CAD$0.075
June 30, 2021	CAD$0.180	CAD$0.120
May 31, 2021	CAD$0.190	CAD$0.145
April 30, 2021	CAD$0.260	CAD$0.145
March 31, 2021	CAD$0.400	CAD$0.220
February 28, 2021	CAD$0.410	CAD$0.250
January 31, 2021	CAD$0.315	CAD$0.225

We will apply to have our Common Shares and the Warrants included in the units listed on the Nasdaq Capital Market under the symbols "[●]" and "[●]", respectively. Currently, there is no established public trading market for the warrants included in the units, and such a market might never develop. The successful listing of our Common Shares and Warrants on the Nasdaq Capital Market is a condition of this offering.

Holders

As of October 18, 2021, there were 30 holders of record of our Common Shares as reported by our transfer agent, AST Trust Company (Canada) There were also an undetermined number of holders who hold their stock in nominee or "street" name.

SECURITIES ELIGIBLE FOR FUTURE SALE

Common Shares

Upon completion of this offering at an assumed offering price of $[●] per unit, we will have [●] Common Shares outstanding, not including (i) Common Shares underlying the Warrants included in the units, (ii) Common Shares underlying underwriters’ Warrants (please see below “Representative’s Warrants”, (iii) any Common Shares that may be sold pursuant to the underwriters’ over-allotment option or (iv) any Common Shares underlying Warrants that may be sold pursuant to the underwriters’ over-allotment option. All of the Common Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Common Shares in the public market could adversely affect prevailing market prices of our Common Share. Prior to this offering, there has been a limited public market for our Common Shares. We intend on applying to list the Common Shares on the Nasdaq Capital Market under the symbol “[]”.

Additionally, we had approximately 8,350,000 vested options and 35,667,010 Warrants outstanding as of August 31, 2021. The exercise price of the majority of these options and Warrants is significantly above our current market price.

Warrants Underlying Units

Upon completion of this offering, at an assumed offering price of $[●] per unit, [●] Warrants underlying the units sold in this offering will be outstanding, not including any Warrants that may be sold pursuant to the underwriters’ over-allotment option. All of the Warrants underlying the units sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Warrants in the public market could adversely affect prevailing market prices of our Common Shares. Prior to this offering, there has been no public market for our Warrants. We intend on applying to list the Warrants included in the units on the Nasdaq Capital Market under the symbol “[●]”.

Pursuant to a warrant agency agreement between us and [●], as warrant agent, the Warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Exercisability. The Warrants are immediately exercisable and will expire on the date that is [●] years after their original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice.

Exercise Limitation. A holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of our then outstanding common shares following such exercise; provided, however, that upon prior notice to us, such holder may increase or decrease its ownership, provided that in no event will the ownership exceed 9.99%, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage, provided that any increase will not be effective until the 61st day after such election.

Exercise Price. The Warrants will have an exercise price of $[●] per share ([●]% of the per Unit offering price). The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Cashless Exercise. If, at the time a holder exercises its Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for an issuance of the shares underlying the Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the Warrant.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. Prior to this offering, there has been no public market for our Warrants. We intend on applying to list the Warrants included in the units on the Nasdaq Capital Market under the symbol “[●]”.

Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Warrants with the same effect as if such successor entity had been named in the warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the warrant following such fundamental transaction. Additionally, as more fully described in the Warrant, in the event of certain fundamental transactions, the holders of the Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Warrants on the date of consummation of the transaction.

Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of common shares, the holder of a Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Warrant.

Representative’s Warrants

In addition to cash compensation, we have agreed to issue to the Representative Compensation Warrants to purchase up to a total of [●] Common Shares (equal to 5.0% of the Common Shares sold in this offering). The Compensation Warrants will be immediately exercisable from time to time, in whole or in part, from the date of issuance until [●] years from the commencement of sales in this offering. The Compensation Warrants are exercisable at a per share price equal to US$[●]. The Compensation Warrants are also exercisable on a cashless basis. Pursuant to FINRA Rule 5110(e), the Compensation Warrants and any common shares issued upon exercise of such Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of reorganization of the issuer; (ii) to any FINRA member firm participating in the offering and the officers, partners, registered persons or affiliates thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the Underwriters or related persons does not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period; (vi) if we meet the registration requirements of Forms S-3, F-3 or F-10; or (vii) back to us in a transaction exempt from registration with the SEC. The exercise price and number of Common Shares issuable upon exercise of the Compensation Warrants may be adjusted in certain circumstances including in the event of a stock dividend, subdivisions, combinations, reclassification, merger or consolidation. The Compensation Warrants and the Common Shares underlying the Compensation Warrants are being registered hereby.

Rule 144

As of [●], 2021, our transfer agent has recorded [●] of our outstanding Common Shares as restricted. These Common Shares may be resold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as that provided by Rule 144 promulgated under the Securities Act. In general, a person (or persons whose Common Shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

• [●]% of the then outstanding Common Shares of the same class, which immediately after this offering will equal approximately Common Shares assuming the over-allotment option is not exercised; or

• if our Common Shares are listed on a national securities exchange (such as the Nasdaq Capital Market), the average weekly trading volume of our Common Shares, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

NOTICE OF ARTICLES AND ARTICLES OF OUR COMPANY

As discussed above under the heading "Company Information", our company was incorporated under the laws of the Province of British Columbia, Canada on April 10, 2015.

Remuneration of Directors

Our directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of ours.

Number of Directors

According to Article 13.1 of our Articles, the first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the BCBCA. The number of directors, excluding additional directors appointed under Article 14.8 is set at:

(a) subject to paragraphs (b) and (c), the number of directors that is equal to the number of our first directors;

(b) if we are a public company, the greater of three and the most recently set of:

a. the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

b. the number of directors in office pursuant to Article 14.4;

(c) if we are not a public company, the number most recently set of:

a. the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

b. the number of directors in office pursuant to Article 14.4.

Directors

Our directors are elected annually at each annual meeting of our company's shareholders. Our Articles provide that the Board of Directors may, between annual meetings appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors under Article 14.8.

Our Articles provide that our directors may from time to time on behalf of our company, without shareholder approval:

• create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

• increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

• subdivide or consolidate all or any of its unissued, or fully paid issued shares;

• if we are authorized to issue shares of a class of shares with par value:

  decrease the par value of those shares; or

  if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

• change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

• alter the identifying name of any of its shares;

• otherwise alter it shares or authorized share structure when required or permitted to do so by the BCBCA it does not specify by a special resolution; and

• if applicable, alter our Notice of Articles accordingly.

Our Articles also provide that, we may by resolution of the directors authorize an alteration to our Notice of Articles to change our name or adopt or change any translation of that name.

Our Articles provide that the directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the Board held at regular intervals may be held at the place and at the time that the Board may by resolution from time to time determine. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote. A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting, whether in person or by telephone or by other communications medium are able to communicate with each other. A director who participates in a meeting in a manner contemplated by such provisions of our Articles is deemed for all purposes of the BCBCA and our Articles to be present at the meeting and to have agreed to participate in that manner.

Our Articles provide that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

The Articles provide that a director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction in to which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA. Additionally, a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director or senior officer who holds any office or possess any property, right or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

Our Articles do not set out a mandatory retirement age for our directors. Our directors are not required to own securities of our company to serve as directors.

Authorized Capital

Our Notice of Articles provide that our authorized capital consists of an unlimited number of Common Shares, without par value.

Rights, Preferences and Restrictions Attaching to Our Shares

The BCBCA provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

• to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

• subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to share equally in the remaining property of our company on liquidation, dissolution or winding-up of our company; and

• the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

The provisions in our Articles attaching to our Common Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding Common Shares.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding Common Shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings

Part 10 of the Articles regulates the meetings of shareholders. Article 10.1 of the Articles provides that, unless an annual general meeting is deferred or waived in accordance with the BCBCA, an annual general meeting must be held at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by directors.

The notice for meetings of Shareholders is contemplated in Article10.4 of the Articles and provides that the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in the Articles or in such other manner, if any, as may be prescribed by ordinary resolution, to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless the Articles otherwise provide, at least 21 days before the meeting. Article 10.5 provides that the directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders and entitled to vote at any meeting of shareholders, the record date must not precede the date on which the meeting is to be held by more than two months and at least 21 days before.

Generally, notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and any reports of the directors or auditor, the setting and changing of the number of directors, the election or appointment of directors and appointment of auditor, the setting of the remuneration of the auditor, shall state the general nature of the special business and if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders at our records office or such other reasonably accessible location in British Columbia.

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, a shareholder will not invalidate any proceedings at that meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

LIMITATIONS ON RIGHTS OF NON-CANADIANS

Algernon is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See the section titled "Certain Canadian Federal Income Tax Considerations For United States Residents" below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our company. However, the Investment Canada Act (Canada) (the "Investment Act") has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a "non-Canadian" (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Economic Development Canada (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our Company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for "WTO-investors" that are controlled by persons who are nationals or permanent residents of World Trade Organization ("WTO") member nations, a proposed investment generally would be reviewable where the value of the acquired assets is CAD$5 million or more.

For a proposed indirect acquisition by an investor other than a so-called WTO investor that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly is CAD$50 million or more.

In the case of a direct acquisition by a "WTO investor", the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the company and the enterprise value of the assets of the company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2021, this amount is CAD$1.043 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is CAD$1.565 billion for 2021); each January 1, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of the Company are exempt from the Investment Act, including:

(a) the acquisition of our Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b) the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

(c) the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company through the ownership of Common Shares, remained unchanged.

MATERIAL INCOME TAX INFORMATION

Certain Canadian Federal Income Tax Considerations For United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares and Warrants acquired by a purchaser of units pursuant to this offering who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act") (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, the underwriters and the Representative, and is not affiliated with us, the underwriters or the Representative, (iii) acquires units as purchaser and beneficial owner pursuant to this offering and acquires and holds such units, Common Shares and Warrants as capital property, (iv) does not use or hold the units, Common Shares or Warrants in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that any such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that any such Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Exercise of Warrants

No gain or loss will be realized by a U.S. Holder on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder's cost of the Common Share acquired thereby will be the aggregate of the U.S. Holder's adjusted cost base of such Warrant for purposes of the Tax Act and the exercise price paid for the Common Share upon exercise of the Warrant. The U.S. Holder's adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base (as determined under the rules of the Tax Act) to the U.S. Holder of all Common Shares held by the U.S. Holder as capital property immediately prior to such acquisition.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our Common Shares to a U.S. Holder will be subject to Canadian withholding tax. The applicable rate of Canadian withholding tax on such dividends is 25% unless reduced by an applicable tax treaty. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Dispositions

In general terms, a U.S. Holder will not be subject to tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of Warrants or Common Shares unless such Warrants or Common Shares are "taxable Canadian property" to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Tax Treaty.

If and provided that the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the CSE and Nasdaq Capital Market) at the time of disposition or deemed disposition, the Common Shares and Warrants generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition or deemed disposition, the following two conditions were met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the Common Shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, Common Shares or Warrants could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold Common Shares or Warrants as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and Canadian tax compliance procedures under the Tax Act, none of which is described in this summary.

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of units acquired pursuant to this offering, the acquisition, ownership, and disposition of Common Shares acquired as part of the units, the exercise, disposition, and lapse of Warrants acquired as part of the units, and the acquisition, ownership, and disposition of Common Shares received upon exercise of the Warrants (the "Warrant Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of units pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of units, Common Shares, Warrants and Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of units, Common Shares, Warrants, and Warrant Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holder

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of units, Common Shares, Warrants or Warrant Shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

• a citizen or individual resident of the United States;

• a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of units pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of units pursuant to this prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own units, Common Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired units, Common Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold units, Common Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of units, Common Shares, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds units, Common Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of units, Common Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a unit will be treated as the acquisition of one Common Share and [●] of a Warrant. The purchase price for each unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the U.S. Holder. This allocation of the purchase price for each unit will establish a U.S. Holder's initial tax basis for U.S. federal income tax purposes in the Common Share and one-half of a Warrant that comprise each unit.

For this purpose, we will allocate $[●] of the purchase price for the unit to the Common Share and $[●] of the purchase price for each unit to the [●] of a Warrant. However, the IRS will not be bound by such allocation of the purchase price for the units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the units.

Passive Foreign Investment Company Rules

If we are considered a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of units, Common Shares, Warrants or Warrant Shares.

Based on current business plans and financial expectations, we anticipate that we may be a PFIC for the current tax year and future tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us (or by one of our subsidiaries). Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each or our non-U.S. subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by us from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax under the "Default PFIC Rules Under Section 1291 of the Code" discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of units, Common Shares, Warrants or Warrant Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of units, Common Shares, Warrants or Warrant Shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of units and the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares will depend on whether such U.S. Holder makes a "qualified electing fund" or "QEF" election (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to Common Shares or Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Holder") will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares, Warrants and Warrant Shares and (b) any excess distribution received on the Common Shares and Warrant Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares and Warrant Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, Warrants and Warrant Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares or Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Warrant Shares or Warrants, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Common Shares and Warrant Shares were sold on the last day of the last tax year for which we were a PFIC. No such election, however, may be made with respect to the Warrants.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the units. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Common Shares under the PFIC rules and the applicable elections differently.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of Common Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder's Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder makes a "purging" or "deemed sale" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value. As a result of the "purging" or "deemed sale" election, the U.S. Holder will have a new basis and holding period in the Warrant Shares acquired upon the exercise of the Warrants for purposes of the PFIC rules. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the units, Common Shares, Warrants, and Warrant Shares.

For each tax year that we qualify as a PFIC as determined by us based on our reasonable analysis, upon the written request of a U.S. Holder, we will make publicly available: (a) a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to us. We may elect to provide such information on our website. However, U.S. Holders should be aware that we can provide no assurances that we will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because we may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Common Shares and Warrant Shares only if the Common Shares and Warrant Shares are marketable stock. The Common Shares and Warrant Shares generally will be "marketable stock" if the Common Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares and Warrant Shares are "regularly traded" as described in the preceding sentence, the Common Shares and Warrant Shares are expected to be marketable stock. We believe that our common shares were "regularly traded" in the third calendar quarter of 2021 and expect that the Common Shares should be "regularly traded" in the fourth calendar quarter of 2021. However, there can be no assurance that the Common Shares will be "regularly traded" in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder's Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder's holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder's holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its units. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in the Common Shares and any Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares and any Warrant Shares, over (ii) the fair market value of such Common Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Warrant Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares and Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares, Warrants, or Warrant Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares, Warrants or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares, Warrants or Warrant Shares.

In addition, a U.S. Holder who acquires Common Shares, Warrants or Warrant Shares from a decedent will not receive a "step up" in tax basis of such Common Shares, Warrants or Warrant Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion describes the general rules applicable to the ownership and disposition of the Warrants but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder's initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder's holding period for the Warrant Share received on the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If we are a PFIC, a U.S. Holder's holding period for the Warrant Share for PFIC purposes will begin on the date on which such U.S. Holder acquired its units.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by us at "Distributions on Common Shares and Warrant Shares" below).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares and Warrant Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Common Share or Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated "earnings and profits", as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Common Shares or Warrant Shares (see "Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares" below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Common Shares or Warrant Shares generally will not be eligible for the "dividends received deduction" generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Tax Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares

Upon the sale or other taxable disposition of Common Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares or Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares or Warrant Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares or Warrant Shares (or with respect to any constructive dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Common Shares, Warrants, and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares, Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES, WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement, dated as of [●], 2021 with Ladenburg Thalmann & Co. Inc., as representative (the "Representative") of the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of units set forth opposite its name below, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Name of Underwriter	Number of Units
Ladenburg Thalmann & Co. Inc.	[●]
Total	[●]

The underwriters are committed to purchase all the units offered by this prospectus if they purchase any units. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the Common Shares and/or Warrants covered by the underwriters' over-allotment option to purchase Common Shares and/or Warrants described below. The underwriters are offering the units, Common Shares and Warrants, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have been advised by the underwriters that they propose to offer the units directly to the public at the public offering price set forth on the cover page of this prospectus. Any securities sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $[●] per Common Share and $[●] per Warrant.

Over-Allotment Option

We have granted to the underwriters a [●]-day option to purchase up to an aggregate of [●] additional Common Shares and/or Warrants to purchase Common Shares (equal to 15.0% of the number of Common Shares and Warrants underlying the units sold in the offering), in any combination thereof, at the public offering price per share and per Warrant, respectively, less underwriting discounts and commissions. The underwriters may exercise this option for [●] days from the date of this prospectus solely to cover over-allotments, if any. If any of the additional Common Shares and/or Warrants are purchased, the underwriters will offer the additional Common Shares and/or Warrants on the same terms as those on which the other securities are being offered.

Discounts and Commissions

The underwriters propose initially to offer the units to the public at the public offering price set forth on the cover page of this prospectus. If all of the units offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

We will pay the underwriters a success fee of 8.0% for the total gross proceeds of the offering.

The following table shows the public offering price, underwriting discounts, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise of the over-allotment option to purchase Common Shares and/or Warrants we granted to the Representative of the underwriters.

	Per Unit	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	US$[●]	US$[●]	US$[●]
Underwriting discount	US$[●]	US●]	US $[●]
Proceeds, before expenses, to us	US$[●]	US$[●]	US$[●]

We have agreed to pay the underwriters a cash fee equal to 8.0% of the aggregate gross proceeds. We have also agreed to pay the Representative a management fee equal to 1.0% of the gross proceeds of the offering.

In addition, we have agreed to pay the Representative an accountable expense allowance of up to $100,000. We estimate the total expenses payable by us for this offering to be approximately $[●], which amount includes (i) the underwriting discount of $● ($● if the underwriters' over-allotment option is exercised in full), (ii) the management fee of 1.0% of the gross proceeds of the offering, (iii) the reimbursement of the non- accountable expenses of the Representative equal to $100,000 including the legal fees of the Representative being paid by us and (iv) other estimated company expenses of approximately $[●], which includes legal, accounting, printing costs and various fees associated with the registration of our shares.

We have also agreed to issue to the Representative Compensation Warrants to purchase up to a total of Common Shares which is equal to 5.0% of the Common Shares included in the units sold in the offering. The Compensation Warrants will be immediately exercisable from the date of issuance at a price per share equal to $US[●] and will expire [●] years from the commencement of sales of the offering. Pursuant to FINRA Rule 5110(e), the Compensation Warrants and any common shares issued upon exercise of the Compensation Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of reorganization of the issuer; (ii) to any FINRA member firm participating in the offering and the officers, partners, registered persons or affiliates thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the Representative or related persons does not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period; (vi) if we meet the registration requirements of Forms S-3, F-3 or F-10; or (vii) back to us in a transaction exempt from registration with the SEC. The Compensation Warrants and the Common Shares underlying the Compensation Warrants are being registered hereby.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to "lock-up" agreements, we, our executive officers and directors, and certain of our stockholders, have agreed, without the prior written consent of the Representative, not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our Common Shares, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our Common Shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or any other securities of the Company or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of [●] days from the date of this prospectus.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of 12 months from the closing of this offering, to act as sole and exclusive investment banker, book-runner, financial advisor, underwriter and/or placement agent, at the Representative's sole and exclusive discretion, for each and every future public and private equity and debt offering in the United States requiring an investment banker or placement agent, including all equity linked financings (each, a "Subject Transaction") of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the Representative for such Subject Transaction.

We shall pay the Representative the cash and warrant compensation provided above on the gross proceeds provided to us by investors that participated in this offering or were introduced to us by the Representative or which we met during our engagement of the Representative in any public or private offering or capital-raising transaction within 12 months following the expiration or termination of our engagement with the Representative.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is AST Trust Company (Canada), located at 1066, West Hasting Street, Suite 1600, Vancouver, British Columbia, V6E 2X1 and its telephone number is 1-888-444-0055

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and the Exchange Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

CSE, XBFR and OTCQB Marketplace and Nasdaq Capital Market

Our Common Shares are currently quoted on the CSE, XBFR and OTCQB Marketplace under the symbols "AGN", "AGW" and "AGNPF", respectively.

We intend on applying to have our Common Shares and Warrants included in the units listed on the Nasdaq Capital Market under the symbols "[●]" and "[●]", respectively. Our application might not be approved. There is no established public trading market for the Warrants included in the units, and such a market might never develop. The successful listing of our Common Shares and Warrants on the Nasdaq Capital Market is a condition of this offering.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. In connection with the offering, the underwriters may purchase and sell our securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of securities than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional securities in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option to purchase Common Shares and/or Warrants or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option to purchase Common Shares and/or Warrants. "Naked" short sales are sales in excess of the over-allotment option to purchase Common Shares and/or Warrants. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of securities made by the underwriters in the open market before the completion of the offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As result, the price of our securities may be higher than the price that might otherwise exist in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our securities, including the imposition of penalty bids. This means that if the representative of the underwriters purchases securities in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, certain of the underwriters and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they will receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Pricing of the Offering

The public offering price was determined by negotiations between us and the Representative. Among the factors considered in determining the public offering price were our future prospects and those of our industry in general, our sales, earnings, share price as quoted on the OTCQB and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. Neither we nor the underwriters can assure investors that an active trading market for the Common Shares or the Warrants will develop, or that after the offering the shares will trade in the public market at or above the public offering price.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People's Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to "qualified domestic institutional investors".

European Economic Area

In relation to each Member State of the European Economic Area (each a "Relevant State"), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any shares at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an "offer to the public" in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers ("AMF"). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d'investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "SFO") of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the "CO") or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made thereunder.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the "Prospectus Regulations"). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority ("ISA"), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, "CONSOB") pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), other than:

  to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 ("Regulation no. 1197l") as amended ("Qualified Investors"); and
  in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

  made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
  in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are "qualified investors" (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are "qualified investors" (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the "FSMA"),

provided that no such offer of the shares shall require the Issuer or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an "offer to the public" in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression "UK Prospectus Regulation" means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$[●]
Nasdaq Capital Market Listing Fee	US$[●]
FINRA	US$[●]
Legal Fees and Expenses	US$[●]
Accounting Fees and Expenses	US$[●]
Printing and Engraving Expenses	US$[●]
Miscellaneous Expenses	US$[●]
Total Expenses	US$[●]

Under the Underwriting Agreement, we will pay our underwriters a fee and commission equal to 8.0% for the total gross proceeds of the offering. In addition to the cash commission, we will also pay a management fee equal to 1.0% of the gross proceeds of the offering, up to $100,000 of the non-accountable expenses of the representative, and other estimated company expenses of approximately $[●], which includes legal, accounting, printing costs and various fees associated with the registration of our shares.

LEGAL MATTERS

McMillan LLP is acting as counsel to our company regarding Canadian and U.S. securities law matters. The current address of McMillan LLP is, Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

Ellenoff Grossman & Schole LLP is acting as counsel to the underwriters. Their current address is 1345 Avenue of the Americas, 11th Floor, New York, New York 10105.

EXPERTS

The financial statements of Algernon Pharmaceuticals Inc. as of August 31, 2020 and 2019, and for the years respectively then ended included in this prospectus and registration statement have been so included in reliance on the report of Smythe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. Smythe LLP has offices at Suite 1700, 475 Howe Street, Vancouver, British Columbia, Canada, V6C 2B3. Their telephone number is (604) 687-1231.

INTERESTS OF EXPERTS AND COUNSEL

None of the named experts or legal counsel was employed on a contingent basis, owns an amount of shares in our company which is material to that person, or has a material, direct or indirect economic interest in our company or that depends on the success of the offering.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Common Shares and Warrants offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facility of the SEC listed below.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

ALGERNON PHARMACEUTICALS INC.

Consolidated Financial Statements

For the years ended August 31, 2020 and 2019
(Expressed in Canadian dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Algernon Pharmaceuticals Inc. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and reflect management's best estimates and judgments based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls through its Audit Committee, which is comprised of non-management directors. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

"Christopher Moreau" (signed)	"David Levine" (signed)
Christopher Moreau	David Levine
Director and Chief Executive Officer	Director

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALGERNON PHARMACEUTICALS INC.

Opinion

We have audited the consolidated financial statements of Algernon Pharmaceuticals Inc. (the "Company"), which comprise:

•     the consolidated statements of financial position as at August 31, 2020 and 2019;
•     the consolidated statements of loss and comprehensive loss for the years then ended;

•     the consolidated statements of changes in shareholders' equity for the years then ended;
•     the consolidated statements of cash flows for the years then ended; and
•     the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2020 and 2019, and its consolidated financial performance and consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $8,538,207 during the year ended August 31, 2020 and, as of that date, the Company has a deficit of $17,463,488. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditors' report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•    Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•     Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•    Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•     Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors' report is Sukhjit Gill.

Chartered Professional Accountants

Vancouver, British Columbia

December 18, 2020

ALGERNON PHARMACEUTICALS INC.

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	August 31, 2020	August 31, 2019
ASSETS

Current assets
Cash and cash equivalents	4	$6,121,424	$207,812
Accounts receivable	6	1,229,453	44,792
Prepaid expenses	7	387,348	26,259
Total current assets		7,738,225	278,863

Non-current assets
Restricted cash equivalents	8	57,500	57,500
Incorporation costs		-	1,371
License	9	-	48,689
Intangible assets	5, 10	5,028,243	4,951,680
Total non-current assets		5,085,743	5,059,240

TOTAL ASSETS		$12,823,968	$5,338,103

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	14	$607,053	$365,464
Total liabilities		607,053	365,464

Shareholders' equity
Share capital	11	21,343,530	12,587,435
Reserves	11	8,216,628	2,517,348
Accumulated other comprehensive income		120,245	136,950
Deficit		(17,463,488)	(10,269,094)
Total shareholders' equity		12,216,915	4,972,639

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$12,823,968	$5,338,103

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:
"Christopher Moreau" (signed)	"David Levine" (signed)
Christopher Moreau	David Levine
Director and Chief Executive Officer	Director

ALGERNON PHARMACEUTICALS INC.

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

Years ended August 31	Note	2020	2019

EXPENSES
General and administrative	14	$151,024	$222,138
Marketing		1,265,925	234,033
Professional fees	14	1,171,258	731,335
Research and development	6, 9, 12	2,691,541	605,734
Salaries and benefits	14	8,175	-
Share-based payment	11, 14	3,179,440	-
Shareholder communications		209,740	120,665
		8,677,103	1,913,905

Other income	6	(16,048)	-
Interest income		(35,075)	(6,723)
Debt forgiveness	12	(137,833)	(6,651)
Gain on disposal of furniture and equipment		-	(4,968)
Loss on dissolution of US subsidiary		1,371	-
Impairment of research license	9	48,689	-
Net loss for the year		8,538,207	1,895,563

OTHER COMPREHENSIVE INCOME
Item that may subsequently be reclassified to profit or loss:
Foreign exchange loss on translation to reporting currency		16,705	2,058

Comprehensive loss for the year		$8,554,912	$1,897,621

Loss per common share
Basic and fully diluted		$0.10	$0.04
Weighted average number of common shares outstanding		88,077,936	44,667,514

The accompanying notes are an integral part of these consolidated financial statements.

ALGERNON PHARMACEUTICALS INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended August 31	2020	2019
OPERATING ACTIVITIES
Net loss for the year	$(8,538,207)	$(1,895,563)
Items not involving cash
Amortization	-	26,995
Share-based payment	3,179,440	-
Debt forgiveness	(137,833)	-
Gain on disposal of furniture and equipment	-	(4,968)
Unrealized foreign exchange gain	48,689	-
Impairment of research license	1,371	-
Dissolution of US subsidiary	(94,522)	(2,649)
	(5,541,062)	(1,876,185)

Changes in non-cash operating working capital
Accounts receivable	(1,123,269)	11,183
Prepaid expenses	(361,089)	6,604
Restricted cash equivalents	-	(57,500)
Accounts payable and accrued liabilities	415,487	133,670
	(6,609,933)	(1,782,228)

INVESTING ACTIVITIES
Proceeds from sale of furniture and equipment	-	55,324
Cash acquired on Nash Pharma acquisition	-	100,600
Additions of intangible assets	(99,741)	(65,746)
	(99,741)	90,178
FINANCING ACTIVITIES
Proceeds from shares issued for cash, net of financing costs	9,259,075	494,236
Proceeds from warrants exercised	3,142,569	153,750
Proceeds from stock options exercised	12,500	-
Proceeds from compensation options exercised	205,604	-
	12,619,748	647,986

Effect of exchange rate fluctuations on cash held	3,538	818

Increase (decrease) in cash and cash equivalents	5,913,612	(1,043,246)
Cash and cash equivalents, beginning of year	207,812	1,251,058
Cash and cash equivalents, end of year	$6,121,424	$207,812

ALGERNON PHARMACEUTICALS INC.

Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

Cash and cash equivalents is comprised of:
Guaranteed Investment Certificates	$5,500,000	$75,000
Cash	621,424	132,812
	$6,121,424	$207,812
Supplemental cash flow information
Non-cash investing and financing activities:
Fair value of warrants issued with unit offering	$553,725	$-
Fair value of warrants issued with private placement	$444,144	$137,910
Fair value of warrants issued with conversion of special warrants	$3,411,997	$-
Fair value of warrants expired	$1,317,304	$-
Fair value of stock options expired	$26,509	$555,497
Fair value of warrants exercised	$486,241	$32,636
Fair value of stock options exercised	$7,849	$-
Fair value of compensation options exercised	$52,123	$-
Shares issued on Nash Pharma acquisition	$-	$3,476,000
Fair value of replacement warrants issued on Nash Pharma acquisition	$-	$1,380,409
Intangible assets included in accounts payable and accrued liabilities	$-	$23,178
Interest paid	$-	$-
Taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

ALGERNON PHARMACEUTICALS INC.

Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian dollars)

				Accumulated
				Other
	Number of	Share		Comprehensive
	Shares	Capital	Reserves	Income	Deficit	Total
Balance at August 31, 2018	28,948,678	$8,568,723	$1,587,162	$139,008	$(8,929,028)	$1,365,865
Shares issued on Nash Pharma acquisition	15,800,000	3,476,000	-	-	-	3,476,000
Replacement warrants issued on Nash Pharma acquisition	-	-	1,380,409	-	-	1,380,409
Shares issued for cash, net of financing costs	2,083,334	356,326	137,910	-	-	494,236
Expiration of stock options	-	-	(555,497)	-	555,497	-
Exercise of warrants	512,500	186,386	(32,636)	-	-	153,750
Other comprehensive loss	-	-	-	(2,058)	-	(2,058)
Net loss for the year	-	-	-	-	(1,895,563)	(1,895,563)

Balance at August 31, 2019	47,344,512	$12,587,435	$2,517,348	$136,950	$(10,269,094)	$4,972,639

Balance at August 31, 2019	47,344,512	$12,587,435	$2,517,348	$136,950	$(10,269,094)	$4,972,639
Shares issued for cash, net of financing costs	62,311,524	4,849,209	4,409,866	-	-	9,259,075
Expiration of stock options	-	-	(26,509)	-	26,509	-
Expiration of warrants	-	-	(1,317,304)	-	1,317,304	-
Exercise of stock options	75,000	20,349	(7,849)	-	-	12,500
Exercise of warrants	26,188,077	3,628,810	(486,241)	-	-	3,142,569
Exercise of compensation options	2,418,866	257,727	(52,123)	-	-	205,604
Share-based payment	-	-	3,179,440	-	-	3,179,440
Other comprehensive loss	-	-	-	(16,705)	-	(16,705)
Net loss for the year	-	-	-	-	(8,538,207)	(8,538,207)
Balance at August 31, 2020	138,337,979	$21,343,530	$8,216,628	$120,245	$(17,463,488)	$12,216,915

The accompanying notes are an integral part of these consolidated financial statements.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

1. NATURE AND GOING CONCERN

Algernon Pharmaceuticals Inc. (the "Company" or "Algernon") was incorporated on April 10, 2015 under the British Columbia Business Corporations Act. The registered office of Algernon is located at Suite 1500 - 1500 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Algernon is a drug re-purposing company that investigates safe, already approved drugs for multiple new disease applications, moving them efficiently and safely into new human trails. The Company's lead compound is a drug called Ifenprodil which is being investigated in clinical trails for idiopathic pulmonary fibrosis ("IPF") and chronic cough as well as COVID-19.

Algernon is a clinical stage pharmaceutical development company focused on developing repurposed therapeutic drugs in the areas of non-alcoholic steatohepatitis ("NASH"), a type of liver disease, chronic kidney disease ("CKD"), inflammatory bowel disease ("IBD"), idiopathic pulmonary fibrosis ("IPF") and chronic cough. Drug repurposing (also known as re-profiling, re-tasking or therapeutic switching) is the application of approved drugs and compounds to treat a different disease than what it originally developed for. All the research and development ("R&D") work are carried out by the Company's 100% owned Canadian subsidiary, Nash Pharmaceuticals Inc. ("Nash Pharma"). On January 6, 2020, Nash Pharma established a 100% owned Australian subsidiary, Algernon Research Pty Ltd. ("AGN Research"). Through its ongoing research programs, Nash Pharma is seeking to minimize investment and drug development risk by taking advantage of regulatory approved drugs and discovering alternative clinical uses by accelerating entry into phase II clinical trials (human).

After suspending any further research on the development of a breathalyzer prototype with the University of Florida, the Company completed the process of dissolving its US subsidiary, Breathtec Biomedical, Inc. ("Breathtec US") on February 7, 2020.

As at August 31, 2020, the Company has an accumulated deficit of $17,463,488 (2019 - $10,269,094) and for the year then ended incurred a net loss of $8,538,207 (2019 - $1,895,563). The Company will need to raise sufficient working capital to maintain operations. Without additional financing, the Company may not be able to fund its ongoing operations and complete development activities. Management anticipates that the Company will continue to raise adequate funding through equity or debt financings, although there is no assurance that the Company will be able to obtain adequate funding on favorable terms. These uncertainties may cast significant doubt on the Company's ability to continue as a going concern. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

Impact of COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as "COVID- 19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness.

The duration and impact of the COVID-19 outbreak is unknown as to how it would impact the Company's operations. It is therefore not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION

(a) Statement of compliance

These annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). They have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for the cash flow information.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates, and as such, the estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both the current and future periods. The areas involving a higher degree of judgements or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The significant accounting policies set out in Note 3 have been applied consistently to the years presented,

(b) Approval of the consolidated financial statements

The annual consolidated financial statements of the Company for the year ended August 31, 2020 were approved and authorized for issuance by the Board of Directors on December 18, 2020.

(c) Foreign currencies

The reporting currency is the Canadian dollar ("CAD"), which is the functional currency of Algernon and Nash Pharma. The functional currency of AGN Research is the Australian dollar ("AUD"). Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction, except amortization, which is translated at the rates of exchange applicable to the related assets. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the initial transaction. Non-monetary items that are measured at fair values are reported at the exchange rate on the date when fair values are determined. Foreign currency translation differences are recognized in profit or loss, except for differences on the translation of foreign entities to reporting currency on consolidation, which are recognized in other comprehensive income.

On consolidation, the assets and liabilities of entities are translated into the reporting currency at the rate of exchange at the reporting date and the consolidated statements of loss and comprehensive loss are translated at the average exchange rates for the year. The exchange differences arising on translation for consolidation purposes are recognized in other comprehensive income.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, which are entities over which the Company has control. Control exists when the Company has the power and ability, directly or indirectly, to direct the relevant activities of an entity so as to obtain benefit from its activities. Subsidiaries are fully consolidated from the date that control commences until the date the control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

All intercompany transactions and balances have been eliminated on consolidation.

(b) Cash and cash equivalents

Cash includes deposits held with banks that are available on demand. Cash equivalents consisted of cashable guaranteed investment certificates that were readily convertible into a known amount of cash within 90 days or less.

(c) Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred share issue costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued.

(d) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for items recognized directly in equity or in other comprehensive income.

Current Tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred Tax

Deferred income tax is recognized in respect of temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

• where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Income taxes (continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry forward or unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net loss in the period in which the change is enacted or substantively enacted.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

(e) Financial instruments

The Company's financial instruments are classified as follows:

Measurement Category	Classification
Financial Asset
Cash and cash equivalents	FVTPL
Restricted cash equivalents	FVTPL
Accounts receivable	Amortized cost
Financial Liability
Accounts payable and accrued liabilities	Amortized cost

Financial Assets

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument. The Company classifies financial assets at initial recognition as financial assets: measured at amortized cost, measured at fair value through other comprehensive income or measured at fair value through profit or loss.

The Company's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Assessment and decision on the business model approach used is an accounting judgement.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Financial instruments (continued)

Financial Assets (continued)

Financial assets measured at amortized costs

A financial asset that meets both of the following conditions is classified as a financial asset measured at amortized cost.

• The Company's business model for such financial assets, is to hold the assets in order to collect contractual cash flows; and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

A financial asset measured at amortized cost is initially recognized at fair value plus transaction costs directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, net of impairment loss, if necessary.

Financial assets measured at fair value through other comprehensive income ("FVTOCI")

For financial assets that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at fair value through other comprehensive income ("FTVOCI"), with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under the FTVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value is not recycled to profit or loss. The Company does not have any financial assets designated as FTVOCI.

Financial assets measured at fair value through profit or loss ("FVTPL")

A financial asset measured at fair value through profit or loss is recognized initially at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial asset is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

The Company derecognizes a financial asset if the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the financial asset. Any interests in transferred financial assets that are created or retained by the Company are recognized as a separate asset or liability. Gains and losses on derecognition are generally recognized in profit or loss.

Financial Liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Financial instruments (continued)

Fair Value Hierarchy

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

• Level 1 - inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 - inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

• Level 3 - inputs for the asset or liability are not based on observable market data.

Cash and cash equivalents, accounts receivable, restricted cash equivalents, accounts payables and accrued liabilities are recorded at their carrying amounts and approximate their fair values due to their short-term nature.

(f) Share-based payments

The Company has a stock option plan that is described in Note 10 and grants share options to acquire common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments granted. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model. The offset to the recorded expense is to reserve.

Consideration received on the exercise of stock options is recorded as share capital and the recorded amount in reserves is transferred to share capital. For those options that expire or cancelled, the recorded fair value in reserves is transferred to deficit.

(g) Restricted Share Units

The fair value of the restricted share units ("RSU") over the vesting periods is based on the volume weighted average trading price of the Company's common shares for the five trading days immediately preceding the grant date. Costs recognized when the RSUs vest are charged to share-based payment with the corresponding equity recorded as reserves.

When the restricted share units are settled in shares, recorded fair value is transferred from reserves to share capital.

(h) Loss per share

The Company presents basic and diluted earnings per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method.

Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the reporting periods.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Loss per share (Continued)

However, in periods where a net loss is reported, outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive and as a result diluted loss per share is equal to the basic loss per share.

As at August 31, 2020 and 2019, outstanding equity instruments were anti-dilutive, and therefore, basic and fully diluted EPS were equal.

(i) Share capital

Instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares are classified as equity instruments.

(j) Unit offering

The Company engages in equity financing transactions to obtain the funds necessary to continue operations, R&D activities. These equity financing transactions may involve issuance of common shares or units (a "unit"). Each unit comprises a certain number of common shares and a certain number of warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a stated price prior to expiry as stipulated by the transaction.

The fair value of the components of the units sold are measured using the relative fair value approach, based on the calculated fair value of the stand-alone shares through reference to the closing quoted bid price on the share issuance date and the fair value of the stand-alone warrant, estimated using the Black-Scholes option pricing model. Fair value attributed to the warrants is recorded in reserves.

From time to time in connection with private placements, the Company issues compensatory warrants ("Agent Warrants") or warrant units ("Agent Warrant Units") to agents as commission for services. Awards of Agent Warrants and Agent Warrant Units are accounted for in accordance with the fair value method of accounting and result in share issue costs and a credit to reserves when Agent Warrants and Agent Warrant Units are issued. The fair value of Agent Warrants is measured using the Black-Scholes option pricing model and the fair value of the agent warrant units is measured using the Geske compound option pricing model that both requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility in the price of the underlying stock, and expected life of the instruments.

Consideration received upon the exercise of warrants is recorded as share capital and the recorded amount in reserves is transferred to share capital. If warrants expire unexercised, the recorded amount in reserves is transferred to deficit.

(k) Research and development expenditures

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Expenditures capitalized may include the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Research and development expenditures (continued)

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss when incurred.

(l) Australian research and development ("R&D") tax credits

The Company qualifies for the Australian R&D tax credit as it has incurred qualified R&D expenditures undertaken in Australia. The tax credit is calculated as 43.5% of qualified R&D expenditures incurred.

The Company recognizes a tax credit receivable and records those amounts as a recovery against R&D expenses in the relevant periods to match with the related expenditures.

(m) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Licenses acquired separately are measured on initial recognition at fair value. The cost of intangible assets acquired in an asset acquisition is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The Company amortizes its license over five years using the straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the Cash Generating Unit ("CGU") level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(n) Significant accounting judgements and estimates

Following are the accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

License - Useful life and Recoverability

Following initial recognition, the Company carries the value of the license at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Significant accounting judgements and estimates (continued)

License - Useful life and Recoverability (continued)

The Company assesses at each reporting date if the license has indicators of impairment. In determining whether the license is impaired, the Company assesses certain criteria including observable decreases in value, significant changes with adverse effect on the entity, a change in market interest rates, evidence of technological obsolescence, and future plans.

Deferred income taxes

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Share-based payment

The fair value of equity instruments is subject to the limitations of the Black-Scholes option pricing model, as well as other pricing models such as the Geske option pricing model for equity instruments involving compound options that incorporate market data and involve uncertainty in estimates used by management in the assumptions. Because option pricing models require inputs of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate. The Company estimates volatility based on historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities' expected share price volatility.

Intangible assets - Treatment and Recoverability

Following initial recognition, the Company carries the value of the intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management's estimate of the useful life and residual value.

Recoverability of the carrying value of intangible assets requires management to determine whether future economic benefits from sale or otherwise are likely. Evaluation may be more complex where activities have not reached a stage that permits a reasonable assessment of the viability of the asset. Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of research results, as well as the Company's financial ability to continue sales activities and operations.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Significant accounting judgements and estimates (continued)

Intangible assets - Treatment and Recoverability (continued)

At each reporting date, the Company assesses if the intangible assets have indicators of impairment. In determining whether the intangible assets are impaired, the Company assesses certain criteria, including observable decreases in value, significant changes with adverse effect on the entity, evidence of technological obsolescence and future plans.

Qualified research and development expenses

In determining whether the R&D expenses incurred in Australia qualify for the Australian R&D tax credit, the Company must use judgement in assessing whether expenses incurred meet the criteria set forth by the Australian Government. These criteria include, but are not limited to, whether the expenditure was incurred on R&D activities, whether the expense was incurred to acquire or construct a building, and whether the expense relates to a decline in value of depreciating assets used in R&D activities.

Determination of the functional currency

In concluding that the Canadian dollar is the functional currency of Algernon and Nash Pharma, and the Australian dollar is the functional currency of AGN Research, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates, or if there has been a change in events or conditions that determined the primary economic environment.

Going concern

The assessment of the Company's ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures and to meet its liabilities for the ensuing year, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

(o) New accounting policy adopted

IFRS 16 Leases

The Company adopted IFRS 16 - Leases effective September 1, 2019. This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

• An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

• A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low- value assets.

• A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) New accounting policy adopted (continued)

IFRS 16 Leases (continued)

• A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

• A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

• A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company has reviewed the impact of IFRS 16 and concluded that the adoption of this standard did not have a significant effect on the Company's consolidated financial statements as it does not have any long- term leases.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counter party's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents and accounts receivable. The Company's accounts receivable is mainly comprised of GST receivable, accrued interest receivable from GIC's held with bank, and accrued Australia R&D tax credit receivable. GST receivable and Australia R&D tax credit receivable are not financial instruments as they do not arise from contractual obligations. The Company limits exposure to credit risk on bank deposits by holding demand deposits in high credit quality banking institutions in Canada. Management believes that the credit risk with respect to receivables is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. All of the Company's financial obligations are due within one year.

At August 31, 2020, the Company had a working capital of $7,131,172 compared to working capital deficit at August 31, 2019 of $86,601. This included cash and cash equivalents of $6,121,424 (August 31, 2019 - $207,812) available to meet short-term business requirements and current liabilities of $607,053 (August 31, 2019 - $365,464).

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risks. The Company is not exposed to significant interest rate risk and other price risk.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk (continued)

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash is limited because of the short-term investment nature. The Company's financial asset exposed to interest rate risk consists of cash and cash equivalents and restricted cash equivalents. The Company's cash equivalents hold interest rates ranging from 0.15% to 1.8%.

b) Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

c) Foreign currency risk

Foreign currency risk is related to fluctuations in foreign exchange rates. The Company has certain expenditures that are denominated in US dollars ("US$"), Australian dollars ("AUD$") and other operating expenses that are mainly in Canadian dollars ("CAD$"). The Company funds cash calls to its foreign subsidiary in Australia in AUD$. The Company's exposure to foreign currency risk arises primarily on fluctuations in the exchange rate of the CAD$ relative to the US$ and the AUD$.

As at August 31, 2020, the Company had monetary assets of US$21,499 or $28,040 (2019 - US$47,113 or $62,637) at the CAD equivalent and monetary liabilities of US$84,285 or $109,924 (2019 - US$125,398 or $166,717) at the CAD equivalent. The Company's sensitivity analysis suggests that a change in the absolute rate of exchange in US$ by 10% will increase or decrease profit or loss by approximately $8,188 (2019 - $10,408).

The Company has not entered into any foreign currency contracts to mitigate this risk. Foreign currency risk is considered low relative to the overall financial operating plan.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

• Level 1 - fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 - fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

• Level 3 - fair values are based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair Value (continued)

The Company classified its financial instruments at Level 1 and as follows:

	Financial	Financial	Financial
	Assets	Assets	Liabilities
	Fair Value	Measured at	Measured at
	Through	Amortized	Amortized
	Profit	Cost	Cost
August 31, 2020
Cash and cash equivalents	$6,121,424	$-	$-
Accounts receivable	-	37,408	-
Accounts payable and accrued liabilities	$-	$-	$(607,053)

	Financial	Financial	Financial
	Assets	Assets	Liabilities
	Fair Value	Measured at	Measured at
	Through	Amortized	Amortized
	Profit	Cost	Cost
August 31, 2019
Cash and cash equivalents	$207,812	$-	$-
Accounts receivable	-	754	-
Accounts payable and accrued liabilities	$-	$-	$(364,464)

The carrying value of receivables and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these instruments.

5. ACQUISITION OF NASH PHARMA

On October 5, 2018, the Company and Nash Pharma entered into a Share Exchange Agreement whereby the Company would acquire 100% of the issued and outstanding shares of Nash Pharma, including its dilutive securities, in exchange for securities of the Company.

Upon the closing of the Transaction on October 19, 2018, the Company acquired all of the issued and outstanding common shares of Nash Pharma, in consideration for the issuance of 15,800,000 common shares and 14,800,000 warrants ("Replacement Warrant") of the Company. Each Replacement Warrant had an exercise price and expiration date equal to the exercise price and expiration date of the Nash Pharma warrants that were cancelled. The fair value of the Replacement Warrants was determined using a Black-Scholes option pricing model.

For accounting purposes, the acquisition has been recorded as an asset acquisition as Nash Pharma did not meet the definition of a business, as defined in IFRS 3 Business Combinations.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

5.ACQUISITION OF NASH PHARMA (continued)

Consideration paid:
Fair value of 15,800,000 common shares issued	$3,476,000
Fair value of 14,800,000 replacement warrants issued	1,380,409
Transaction costs	19,180
Total consideration paid	$4,875,589
Net identifiable assets acquired:
Cash	$100,600
Taxes recoverable and other receivables	44,706
Prepaids	496
Intangible asset	4,862,756
Accounts payable and accrued liabilities	(132,969)
Identifiable assets acquired	$4,875,589

As a result of the acquisition, an amount of $4,862,756 was capitalized to intangible assets which represent the pending patents that were filed by Nash Pharma before its acquisition by the Company.

The Company used the Black-Scholes option pricing model to determine the fair value of the 14,800,000 Replacement Warrants issued with the following weighted average assumptions:

Risk-free interest rate	2.25%
Expected dividend yield	0.00%
Expected stock price volatility	94.02%
Expected life in years	1.16
Forfeiture rate	0.00%

6. ACCOUNTS RECEIVABLE

	August 31, 2020	August 31, 2019
Accrued interest receivable	$21,364	$754
GST receivable	206,667	44,038
Other receivable(1) (2)	1,001,422	-
	$1,229,453	$44,792

(1) The Australia R&D tax credit allows qualifying companies to receive a cash refund at 43.5% of the eligible R&D expenditure connected to R&D activities undertaken in Australia. The cash refundable of $985,378 is recognized as a recovery of R&D expenditures over the relevant periods to match it with the related expenditures. Subsequent to the year ended August 31, 2020, $585,113 of the cash refundable was received.

(2) Research claim receivable of $16,044 for the month of August 2020 from National Research Council Canada.

7. PREPAID EXPENSES

	August 31, 2020	August 31, 2019
Conferences	$25,000	$-
Marketing	195,704	7,250
Office and general	30,052	2,567
Professional fees - legal retainer	10,895	2,563
Research and development	113,887	1,994
Shareholders communications	11,810	11,885
	$387,348	$26,259

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

8. RESTRICTED CASH EQUIVALENTS

As at August 31, 2020 and August 31, 2019, the Company classified $57,500 as restricted cash equivalents. This amount is held as collateral for the Company's corporate credit cards and is invested in GICs at a rate of prime less 1.85%.

9. LICENSES

University of Florida Research Foundation ("UFRF")

On January 7, 2020, the Company made a formal request to UFRF to terminate the license agreement. Pursuant to the terms of the license agreement, the License - UFRF was terminated on March 7, 2020.

UFRF License
Cost
Balance at August 31, 2018	$121,722
Additions	-
Balance at August 31, 2019	121,722
Impairment	(121,722)
Balance at August 31, 2020	$-

Accumulated Amortization
Balance at August 31, 2018	$48,689
Amortization	24,344
Balance at August 31, 2019	73,033
Impairment	(73,033)
Balance at August 31, 2020	$-

Carrying Amounts
August 31, 2019	$48,689
August 31, 2020	$-

For the year ended August 31, 2020, included in R&D expense is a total of $nil (2019 - $24,344) in amortization expense from the UFRF license.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

10. INTANGIBLE ASSETS

	Acquisition of	Trademark	Patent
	Nash Pharma(1)	Application	Application
		Costs(3)	Costs(2)	Total
Cost
Balance, August 31, 2018	$-	$-	$-	$-
Additions	4,862,756	5,403	83,521	4,951,680
Balance, August 31, 2019	$4,862,756	$5,403	$83,521	$4,951,680
Additions	-	7,825	68,738	76,562
Balance, August 31, 2020	$4,862,756	$13,228	$152,259	$5,028,243

(1) No amortization was taken on the intangibles acquired from the acquisition of Nash Pharma as the assets are not available for use.

(2) The Company has filed new method of use patents for lead compounds for treatment of three new disease areas: NASH, CKD and IBD. The likelihood of the application success is not known. No amortization was taken as the assets are not available for use.

(3) The Company has filed trademark applications for the name "ALGERNON". No amortization was taken.

11. SHARE CAPITAL AND RESERVES

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and outstanding

As at August 31, 2020, there were 138,337,979 (2019 - 47,344,512) common shares issued and outstanding. Details of common shares are as follows:

During the year ended August 31, 2020:

• On November 1, 2019, the Company closed a public offering of 24,401,300 units of the Company at a price of $0.085 per unit for gross proceeds of $2,074,110 (the "November 2019 Offering"). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at the price of $0.12 for a period of 30 months after the closing date until May 1, 2022. These share purchase warrants in connection with the public offering are tradeable on the Canadian Securities Exchange ("CSE") under the symbol "AGN.WT". Using the relative fair value approach and based on the listed share price of $0.075 on November 1, 2019 and listed warrant price of $0.020 on November 4, 2019 (the first day of trading), the fair value attributed to the warrants was determined to be $436,655.

In addition, a total of 1,801,080 of Agent Warrant Units (also referred as Compensation Options) were issued. Each Agent Warrant Unit entitles the holder to purchase one unit of the Company at a price of $0.085 per unit until May 1, 2022. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at the price of $0.12. These share purchase warrants are tradeable on the CSE under the symbol AGN.WT.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

11. SHARE CAPITAL AND RESERVES (continued)

Share capital (continued)

The fair value per share on date of issuance was $0.075. The Agent Warrant Units were valued using a Geske compound options pricing model with the following inputs on date of issuance: allocated share price of $0.075 for the share component of the unit; allocated price of $0.010 for the warrant component of the unit; exercise price of the warrant of $0.12; expected life of 2.5 years for both the share component and warrant component of the unit; expected volatility of 126.18%; risk-free rate of return of 1.55%; and expected dividend yield of 0%. The fair value of the Agent Warrant Units was determined to be $117,070.

The total of the fair value of the warrants associated with the units of the November 2019 Offering and the fair value of the Agent Warrant Units issued was $553,725.

The Company also incurred cash share issue costs of $383,987 related to this public unit offering.

• On February 20, 2020, the Company closed a private placement for 18,304,939 units of the Company at a price of $0.085 per unit for gross proceeds of $1,555,920 ("the February 2020 Offering"). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at the price of $0.12 for a period of 30 months after the closing date until August 20, 2022. The share purchase warrants in connection with this private placement are not tradeable on the CSE. Using the relative fair value approach and based on the listed share price of $0.080 and listed warrant price of $0.025 on date of issuance of the units, the fair value attributed to the warrants was determined to be $370,457

In addition, a total of 969,571 of Agent Warrant Units were issued. Each Agent Warrant Unit entitles the holder to purchase one unit of the Company at a price of $0.085 per unit until August 20, 2022. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $0.12. These share purchase warrants are not tradeable on the CSE.

The fair value per share on date of issuance was $0.080. The Agent Warrant Units were valued using a Geske compound options pricing model with the following inputs on date of issuance: allocated share price of $0.080 for the share component of the unit; allocated price of $0.005 for the warrant component of the unit; exercise price of the warrant of $0.12; expected life of 2.5 years for both the share component and warrant component of the unit; expected volatility of 130.28%; risk-free rate of return of 1.45%; and expected dividend yield of 0%. The fair value of the Agent Warrant Units was determined to be $73,687.

The total of the fair value of the warrants associated with the units of the February 2020 Offering and the fair value of the Agent Warrant Units issued was $444,144.

The Company also incurred cash share issue costs of $101,590 related to this private placement.

• On May 13, 2020, the Company closed a private placement for 19,605,285 special warrants ("the Special Warrants offering") of the Company at a price of $0.35 per Special Warrant for gross proceeds of $6,861,850. Each Special Warrant is exercisable, for no additional consideration at the option of the holder, into one unit of the Company. Each unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at the price of $0.55 for a period of 24 months after the closing date until May 13, 2022.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

11. SHARE CAPITAL AND RESERVES (continued)

Share capital (continued)

• In accordance with the terms of a special warrant indenture dated May 13, 2020, on June 17, 2020, each Special Warrant was automatically converted into one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one common share of the Company on or before May 13, 2022 at an exercise price of $0.55 per common share. The share purchase warrants in connection with this private placement are not tradeable on the CSE. Using the relative fair value approach and based on the listed share price of $0.355 and listed warrant price of $0.235 on date of issuance of the Special Warrants, May 13, 2020, the fair value attributed to the warrants was determined to be $2,733,110.

In addition, a total of 1,505,293 of Agent Warrant Units were issued. Each Agent Warrant Unit entitles the holder to purchase one unit of the Company at a price of $0.35 per unit until May 13, 2022. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at the price of $0.55. These share purchase warrants are not tradeable on the CSE.

The Agent Warrant Units were valued using a Geske compound options pricing model with the following inputs on date of issuance of the Special Warrants: allocated share price of $0.350 for the share component of the unit; allocated price of $0.0001 for the warrant component of the unit; exercise price of the warrant of $0.55; expected life of 2.0 years for both the share component and warrant component of the unit; expected volatility of 143.79%; risk-free rate of return of 0.28%; and expected dividend yield of 0%. The fair value of the Agent Warrant Units was determined to be $678,887.

The fair value per share on date of issuance of Special Warrants was $0.355. As it was higher than the exercise price of the Agent Warrants Units at $0.350, the option on the share component of the unit was in the money. Hence the total exercise price of the unit, $0.350, was allocated to the share component of the unit and minimal amount of $0.0001 was allocated to the warrant portion of the unit.

The total of the fair value of the warrants associated with the units of the May 13, 2020 Special Warrants Offering and the fair value of the Agent Warrant Units issued was $3,411,997.

The Company also incurred cash share issue costs of $747,228 related to this private placement.

• 18,672,143 common shares were issued in connection with the exercise of 18,672,143 tradeable warrants at a price of $0.12 per tradeable warrant for gross proceeds of $2,240,657. The value allocated to these warrants when issued $334,133 was reclassified from reserves to share capital.

7,515,934 common shares were issued in connection with the exercise of 7,515,934 non-tradeable warrants at a price of $0.12 per non-tradeable warrant for gross proceeds of $901,912. The value allocated to these warrants when issued $152,108 was reclassified from reserves to share capital

• 2,418,886 common shares were issued in connection with the exercise of 2,418,886 Agent Warrant Units at a price of $0.085 per unit for gross proceeds of $205,604. The value allocated to the share component of these units when issued $52,123 was reclassified from reserves to share capital.

• 75,000 common shares were issued in connection with the exercise of 75,000 stock options at a weighted average exercise price of $0.17 per stock option for gross proceeds of $12,500. The value allocated to these stock options when issued $7,849 was reclassified from reserves to share capital.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

11. SHARE CAPITAL AND RESERVES (continued)

Share capital (continued)

During the year ended August 31, 2019:

• On October 19, 2018, the Company issued 15,800,000 common shares in connection with the acquisition of Nash Pharma. The Company also issued 14,800,000 replacement warrants which were valued using a Black-Scholes option pricing model on the date of acquisition. The fair value was determined to be $1,380,409.

• 512,500 common shares were issued in connection with the exercise of 512,500 warrants at a price of $0.30 per warrant for gross proceeds of $153,750. The value allocated to these warrants when issued $32,636 was reclassified from reserves to share capital.

• On October 23, 2018, the Company closed a private placement for 2,083,334 units at a price of $0.24 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one common share at a price of $0.50 for a period of two years from the closing of the private placement. The share purchase warrants had an estimated fair value of $137,910 using the Black-Scholes option pricing. In addition, 5,266 share purchase warrants were issued as Finders' warrants with a fair value of $480 estimated using the Black-Scholes option pricing model. Each Finders' warrant entitled the holder to purchase one share at a price of $0.50 per share until October 23, 2020. The Company also incurred cash share issue costs of $5,764 relating to the private placement.

Stock options

Stock options to purchase common shares have been granted to directors, employees, contractors and consultants at exercise prices determined by reference to the market value on the date of the grant. The number of shares available for options to be granted under the Company's rolling stock option plan is 10% of the number of shares outstanding (the "Plan"). Options granted under the Plan vest immediately or over a period of time at the discretion of the Board of Directors.

Under the plan, the number of shares reserved for issuance to any one optionee will not exceed 5% of the then issued and outstanding shares and the number of shares reserved for issuance to consultants will not exceed 2% of the then issued and outstanding shares. The options are non-assignable and non-transferable and will be exercisable up to 10 years from the date of grant. The minimum exercise price of an option granted under the Plan must not be less than the discounted market price, as such term is defined in the policies of the CSE and other applicable regulatory authorities.

During the year ended August 31, 2020:

• On September 26, 2019, a total of 100,000 incentive stock options expired following the resignation of an officer. The stock options expired had a weighted average exercise price of $0.39 per share. All options were fully vested prior to resignation.

• On February 13, 2020, the Company granted a total of 4,375,000 incentive stock options to certain directors, officers and consultants of the Company with an exercise price of $0.10 per share. The options expire on February 13, 2025.

• On April 13, 2020, the Company granted a total of 4,550,000 incentive stock options to certain directors, officers and consultants of the Company with an exercise price of $0.29 per share. The options expire on April 13, 2025.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

11. SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

• On August 17, 2020, the Company granted a total of 600,000 incentive stock options to certain consultants of the Company with an exercise price of $0.35 per share. The options expire on August 17, 2025.

• During the year, a total of 75,000 incentive stock options were exercised with a weighted average exercise price of $0.17 per share.

During the year ended August 31, 2019:

• There were no stock options granted by the Company.

• On January 30, 2019, 175,000 incentive stock options granted under the Company's stock option plan were terminated following the end of the term of a contractor. The options were originally granted on October 26, 2015 with an exercise price of $0.50 per share, and 50,000 granted on March 1, 2018 with an exercise price of $0.48 per share. All options were fully vested prior to termination.

• On February 28, 2019, 585,000 incentive stock options granted under the Company's stock option plan were cancelled. The options were originally granted on October 26, 2015 with an exercise price of $0.50 per share. All options were fully vested prior to cancellation.

The changes in stock options outstanding are as follows:

	Number of	Weighted
	Stock	Average
	Options	Exercise Price
Balance at August 31, 2018	2,147,500	$0.48
Expired	(760,000)	$0.50
Balance at August 31, 2019	1,387,500	$0.46
Granted	9,525,000	$0.21
Exercised(1)	(75,000)	$0.17
Expired	(100,000)	$0.39
Balance outstanding at August 31, 2020	10,737,500	$0.24

Balance outstanding and exercisable at August 31, 2020	10,637,500	$0.24

(1) The weighted average share price on the date of exercise for options exercised was $0.33.

As at August 31, 2020, the Company had the following stock options outstanding:

				Weighted
			Weighted	Average
		Number	Average	Remaining Life
Date of Grant	Date of Expiry	Outstanding	Exercise Price	in Years
February 1, 2016	February 1, 2021	537,500	$ 0.50	0.42
May 18, 2017	May 18, 2022	162,500	$ 0.30	1.71
March 1, 2018	March 1, 2023	562,500	$ 0.48	2.50
February 13, 2020	February 13, 2025	4,325,000	$ 0.10	4.46
April 13, 2020	April 13, 2025	4,550,000	$ 0.29	4.62
August 17, 2020	August 17, 2025	600,000	$ 0.35	4.96
Total		10,737,500	$ 0.24	4.20

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

11. SHARE CAPITAL AND RESERVES (continued)

Restricted Share Units

Effective July 23, 2020, the Company has a 10% rolling restricted share unit plan which allows the Company to grant restricted share units ("RSUs") to directors, officers, employees and consultants of the Company, to a maximum of the number of shares equal to 10% of the shares issued and outstanding from time to time.

During the year ended August 31, 2020:

• On July 23, 2020, a total of 4,350,000 RSUs were granted to certain directors, officers and consultants of the Company with a fair value of $0.35 per RSU. 33% was vested on the grant date with another 33% to be vested on January 22, 2021 and the remaining 34% to be vested on July 22, 2020. The RSUs expire on July 22, 2022.

The changes in RSUs outstanding are as follows:

	Number	Number	Number
	Outstanding	Vested(1)	Unvested(2)
Balance at August 31, 2018 and 2019	-	-	-
Granted	4,350,000	1,435,500	2,914,500
Balance at August 31, 2020	4,350,000	1,435,500	2,914,500

(1) Subsequent to the year ended August 31, 2020, a total of 1,068,521 of common shares were issued net of withholding taxes in settlement of the 1,435,500 RSUs that were vested.

(2) The remaining life of the outstanding and unvested RSUs is 1.89 years; 1,435,500 to be vested on January 22, 2021 and the remaining 1,479,000 to be vested on July 22, 2021.

Share-based payments

(a) Stock options

When the Company issues stock options, it records a share-based payment expense in the year or period which the options are granted and/or vested. The expense is estimated using assumptions including: the expected volatility assumption that is based on the historical and implied volatility of the Company's common share price and the risk-free interest rate assumption that is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the expected life of the stock options. The Company used historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The Company has not paid and does not anticipate paying dividends on its common shares. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% in determining the share-based payment expense recorded in the accompanying consolidated statements of loss and comprehensive loss

During the year ended August 31, 2020, the Company granted a total 9,525,000 stock options to certain directors, officers and consultants of the Company and recorded a total of $2,509,208 (2019 - $nil) of share-based payment expense.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

11. SHARE CAPITAL AND RESERVES (continued)

Share-based payments (continued)

(a) Stock options (continued)

• 4,375,000 stock options with a weighted average exercise price of $0.10 per share were granted on February 13, 2020 with an expiry date of February 13, 2025. Of the stock options granted, 4,275,000 vested immediately with a four-month hold on trading and 100,000 were subject to vesting six months after the grant date. The fair value per share on grant date was $0.085. Under the graded vesting method, at August 31, 2020, the total fair value of these stock options was $303,296 which was also recognized as share-based payment for the year.

• 4,550,000 stock options with a weighted average exercise price of $0.29 per share were granted on April 13, 2020 with an expiry date of April 13, 2025. Of the stock options granted, 4,450,000 vested immediately with a four-month hold on trading and 100,000 were subject to vesting six months after the grant date. The fair value per share on grant date was $0.50. Under the graded vesting method, at August 31, 2020, the total fair value of these stock options was $2,036,420 which was also recognized as share-based payment for the year.

• 600,000 stock options with a weighted average exercise price of $0.35 per share were granted on August 17, 2020 with an expiry date of August 17, 2025. All of the stock options vested immediately on grant date with a four-month hold on trading. The fair value per share on grant date was $0.35. The total fair value of these stock options was $180,008 which was also recognized as share-based payment for the nine-month period.

The Company uses the Black-Scholes option pricing model to determine the fair value of the options granted with the following weighted average assumption:

Years ended August 31	2020	2019
Risk-free interest rate	0.94%	-
Expected dividend yield	0.00%	-
Expected stock price volatility	126.64%	-
Expected option life in years	5.0	-
Forfeiture rate	0.00%	-

(b) Restricted Share Units

When the Company issues RSUs, it records a share-based payment expense in the year or period which the RSUs are granted and/or vested. The expense is measured using a price that is based on the volume weighted average trading price of the Company's common shares for the five trading days immediately preceding the grant date as prescribed in the Company's RSU rolling plan.

During the year ended August 31, 2020, the Company granted a total of 4,350,000 RSUs to certain directors, officers and consultants of the Company and recorded a total of $670,232 (2019 - $nil) of share-based payment expense.

Overall, during the year ended August 31, 2020, the Company recorded a total of $3,179,440 (2019 - $nil) of share-based payment expense for its reserves.

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

11. SHARE CAPITAL AND RESERVES (continued)

Share purchase warrants

The changes in warrants outstanding are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at August 31, 2018	5,739,166	$0.30
Issued	16,888,600	$0.27
Exercised	(512,500)	$0.30
Balance at August 31, 2019	22,115,266	$0.28
Issued	64,730,390	$0.25
Exercised	(26,188,077)	$0.12
Expired	(16,026,666)	$0.24
Balance at August 31, 2020	44,630,913	$0.34

As at August 31, 2020, the Company had the following warrants outstanding:

			Weighted Average
		Number	Remaining Life
Date of Expiry	Exercise Price	of Warrants	in Years
July 18, 2021(1)	$0.25	4,000,000	0.88
October 23, 2020(2)	$0.50	2,088,600	0.15
May 1, 2022	$0.12	7,398,743	1.67
May 13, 2022	$0.55	19,605,285	1.70
August 20, 2022	$0.12	11,538,285	1.97
Total	$0.34	44,630,913	1.62

(1) On July 6, 2020, the expiry date of the remaining 4,000,000 Nash replacement share purchase warrants was amended from July 18, 2020 to July 18, 2021 with all other terms remaining the same.

(2) Subsequent to the year ended August 31, 2020, these warrants have expired.

Agent warrant units

The changes in agent warrant units outstanding are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at August 31, 2019 and 2018	-	$-
Issued	4,275,944	$0.178
Exercised	(2,418,866)	$0.085
Balance at August 31, 2020	1,857,078	$0.300

As at August 31, 2020, the Company had the following agent warrant units outstanding:

			Weighted Average
		Number of	Remaining Life
Date of Expiry	Exercise Price	Agent Warrant Units	in Years
May 1, 2022	$0.085	131,494	1.67
May 13, 2022	$0.350	1,505,293	1.70
August 20, 2022	$0.085	220,291	1.97
Total	$0.300	1,857,078	1.73

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

12. RESEARCH AND DEVELOPMENT

On November 13, 2019, the Company terminated the research and development agreement with the University of Florida ("UF") with no additional cost on either party. It effectively absolved the Company from paying the quarterly payments that were recorded as payables and accruals at the year ended August 31, 2019. As a result, the Company recognized a gain on debt forgiveness of $137,833 for year ended August 31, 2020 (2019

- $nil).

13. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2019 - 27%) to income before income taxes. The reasons for the differences are as follows:

	2020	2019
Loss before income taxes	$(8,538,207)	$(1,895,563)
Statutory income tax rate	27%	27%

Income tax benefit computed at statutory tax rate	(2,305,316)	(511,804)
Permanent differences
Share-based payment	858,449	-
Change in deferred tax rates	-	-
Dissolution of US Subsidiary	335,516	-
Share issuance costs	(332,858)	-
Non-deductible research and development	327,047	-
Other	(1,748)	(4,130)
Differences attributable to income tax rates of other countries	(10,800)	12,327
Unrecognized benefit of deferred income tax assets	1,129,710	503,607
Income tax expense	$-	$-

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of August 31, 2020 and 2019 are as follows:

	2020	2019
Non-capital losses carried forward	$10,065,000	$7,246,000
Share issuance costs	991,000	32,000
License agreement	122,000	73,000
Other	11,000	11,000
	$11,189,000	$7,362,000

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

13. INCOME TAXES (continued)

The Company's unrecognized unused non-capital losses have the following expiry dates:

2034	$41,000	$53,000
2035	205,000	534,000
2036	1,069,000	1,448,000
2037	1,054,000	1,583,000
2038	1,487,000	1,733,000
2039	1,683,000	1,895,000
2040	4,282,000	-

	$9,821,000	$7,246,000

The Company's unrecognized unused Australian non-capital losses of $243,000 (2019 - $nil) have an indefinite carry forward period.

14. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Key management personnel are considered to be those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management includes senior officers and directors of the Company.

Related party transactions to key management personnel are as follows:

Years ended August 31	2020	2019
Short-term benefits (1)	$8,000	$-
Consulting fees - other (2)	606,663	297,391
Share-based payment (3)	2,489,669	-
Rent (4)	32,000	24,000
	$3,136,332	$321,391

(1) Short-term benefits consisted of directors' fees to the independent directors.

(2) Fees paid to consultants/companies related to management personnel:

- $257,000 (2019 - $108,000) to a company controlled by the Chief Executive Officer who was appointed director of the Company effective May 13, 2020;

- $80,000 (2019 - $48,000) to a company controlled by the Chief Financial Officer;

- $266,663 (2019 - $138,491) to the Chief Science Officer;

- $3,000 (2019 - $2,900) for tax services paid to a partnership where a senior officer and director is a partner.

(3) Share-based payments were non-cash items that consisted of the fair value of stock options that had been granted and the fair value of RSUs that were granted and settled in shares to key management personnel including the independent directors.

(4) Rent:

- $32,000 (2019 - $24,000) paid for corporate office space to a company where a senior officer and director is a principal.

Accounts payable and accrued liabilities include the following amounts due to related parties:

As at	2020	2019
Key management personnel - expense reimbursements	$-	$183

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

15. RISK AND CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to manage its capital to be able to sustain the future development of the Company's business. The Company currently has no source of revenues, and therefore, is dependent upon external financings to fund activities. In order to carry future projects and pay Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2020. The Company is not subject to externally imposed capital requirements.

16. SEGMENTED DISCLOSURES

The Company is a Canadian clinical stage pharmaceutical development company. As a result of the Company's dissolution of its 100% owned US subsidiary on February 7, 2020 and the establishment of AGN Research in Australia on January 6, 2020, the Company operates in two reportable operating segments being the development of repurposed therapeutic drugs in Canada and the facilitation of the Company's lead drug candidates into off-label phase II clinical trials (humans) in Australia. All of the Company's expenditures are incurred in both Canada and Australia. Geographical information of the Company's long-term assets are as follows:

As at August 31, 2020, the Company's long-term assets are located as follows:

	Canada	United States	Total
Restricted cash equivalents	$57,500	$-	$57,500
Intangible asset	5,028,243	-	5,028,243
	$5,085,743	$-	$5,085,743

As at August 31, 2019, the Company's long-term assets were located as follows:

	Canada	United States	Total
Restricted cash equivalents	$57,500	$-	$57,500
Incorporation costs	-	1,371	1,371
License agreement	-	48,689	48,689
Intangible asset	4,951,680	-	4,951,680
	$5,009,180	$50,060	$5,059,240

ALGERNON PHARMACEUTICALS INC. Notes to Consolidated Financial Statements For the Years Ended August 31, 2020 and 2019 (Expressed in Canadian dollars)

17. SUBSEQUENT EVENTS

• A total of 1,068,521 of common shares were issued net of withholding taxes in settlement of the 1,435,500 RSUs that were vested.

• A total of 2,088,600 of non-tradeable warrants with an exercise price of $0.50 expired unexercised.

• A total of 2,957,340 of warrants with an exercise price of $0.12 per warrant were exercised for gross proceeds of $354,881

• A total 225,706 Agents Warrants (also referred as Compensation Options) with an exercise price of $0.085 per unit were exercised for gross proceeds of $19,185.

ALGERNON PHARMACEUTICALS INC.

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the nine months ended May 31, 2021 and 2020
(Expressed in Canadian dollars)

ALGERNON PHARMACEUTICALS INC.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	Note	May 31, 2021	August 31, 2020

ASSETS

Current assets
Cash and cash equivalents	4	$3,288,008	$6,121,424
Accounts receivable	5	2,712,641	1,229,453
Prepaid expenses	6	404,220	387,348
Total current assets		6,404,869	7,738,225

Non-current assets
Restricted cash equivalents	7	57,500	57,500
Deposits - long-term		22,487	-
Intangible assets	8	5,142,307	5,028,243
Total non-current assets		5,222,294	5,085,743

TOTAL ASSETS		$11,627,163	$12,823,968

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$1,900,106	$607,053
Total liabilities		1,900,106	607,053

Shareholders' equity
Share capital	9	25,809,846	21,343,530
Reserves	9	7,197,677	8,216,628
Accumulated other comprehensive income		52,300	120,245
Deficit		(23,332,766)	(17,463,488)
Total shareholders' equity		9,727,057	12,216,915

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$11,627,163	$12,823,968

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved on behalf of the Board:

"Christopher Moreau" (signed)	"David Levine" (signed)
Christopher Moreau	David Levine
Director and Chief Executive Officer	Director

ALGERNON PHARMACEUTICALS INC.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	Note	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

EXPENSES
General and administrative	10	$44,621	$61,350	$135,679	$103,975
Marketing		180,646	659,216	559,414	850,118
Professional fees	10	130,903	364,200	387,089	608,086
Research and development	5, 11	1,037,673	1,406,593	5,004,253	1,638,819
Salaries and benefits	10	148,863	-	492,410	-
Share-based payments	9,10	101,556	2,006,990	770,000	2,303,881
Shareholder communications		32,003	106,456	156,243	150,920
		1,676,265	4,604,805	7,505,088	5,655,799

Interest income		(2,272)	(10,750)	(11,275)	(17,489)
Debt forgiveness	12	-	-	-	(137,833)
Loss on dissolution of US subsidiary		-	-	-	1,371
Impairment of research license	13	-	-	-	48,689
Net loss for the period		1,673,993	4,594,055	7,493,813	5,550,537

OTHER COMPREHENSIVE LOSS
Item not classified into profit or loss:
Foreign exchange loss on translation to reporting currency		82,648	10,001	67,945	12,091

Comprehensive loss for the period		$1,756,641	$4,604,056	$7,561,758	$5,562,628

Loss per common share
Basic and fully diluted		$0.01	$0.04	$0.05	$0.07
Weighted average number of common shares outstanding		166,396,093	103,852,097	151,809,679	77,605,966

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALGERNON PHARMACEUTICALS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Nine months ended	May 31, 2021	May 31, 2020
OPERATING ACTIVITIES
Net loss for the period	$(7,493,813)	$(5,550,537)
Items not involving cash
Share-based payments (notes 9,10)	770,000	2,303,881
Debt forgiveness (note 12)	-	(137,833)
Impairment of research license (note 13)	-	48,689
Dissolution of US subsidiary	-	1,371
Unrealized foreign exchange (gain)/loss	82,431	(37,565)
	(6,641,382)	(3,371,994)
Changes in non-cash operating working capital
Accounts receivable	(1,561,901)	(295,924)
Prepaid expenses	(16,872)	(616,292)
Deposits - long-term	(22,487)	-
Accounts payable and accrued liabilities	1,234,340	899,630
	(7,008,302)	(3,384,580)
INVESTING ACTIVITY
Additions of intangible assets	(114,064)	(74,059)
	(114,064)	(74,059)
FINANCING ACTIVITIES
Proceeds from shares issued for cash, net of financing costs	2,653,610	3,144,453
Special warrants issued for private placement - net of financing costs	-	6,140,570
Proceeds from options exercised	52,500	7,500
Proceeds from warrants exercised	1,784,099	2,200,049
Proceeds from compensation options exercised	26,668	140,045
Cash used for withholding of restricted share units	(214,977)	-
	4,301,900	11,632,617

Effect of exchange rate fluctuations on cash held	(12,950)	8,132

Increase (decrease) in cash and cash equivalents	(2,833,416)	8,182,110
Cash and cash equivalents, beginning of period	6,121,424	207,812
Cash and cash equivalents, end of period	$3,288,008	$8,389,922

Cash and cash equivalents are comprised of:
Guaranteed Investment Certificates	$1,100,000	$7,600,000
Cash	2,188,008	789,922
	$3,288,008	$8,389,922
Supplemental cash flow information
Non-cash investing and financing activities:
Fair value of restricted share units forfeited	$72,493	$-
Fair value of warrants issued with unit offering	$1,176,055	$997,869
Fair value of warrants expired	$585,483	$1,317,304
Fair value of stock options expired	$966,559	$26,509
Fair value of warrants exercised	$283,885	$328,078
Fair value of stock options exercised	$36,396	$4,383
Fair value of compensation options exercised	$7,376	$32,952

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALGERNON PHARMACEUTICALS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian dollars)

	Number of Shares	Share Capital	Reserves	Accumulated Other Comprehensive Income	Deficit	Total

Balance at August 31, 2019	47,344,512	$12,587,435	$2,517,348	$136,950	$(10,269,094)	$4,972,639
Shares issued for cash, net of financing costs	42,706,239	2,146,584	997,869	-	-	3,144,453
Special warrants issued for cash, net of financing costs	-	-	6,140,570	-	-	6,140,570
Expiration of stock options	-	-	(26,509)	-	26,509	-
Expiration of warrants	-	-	(1,317,304)	-	1,317,304	-
Exercise of stock options	25,000	11,883	(4,383)	-	-	7,500
Exercise of warrants	18,333,743	2,528,127	(328,078)	-	-	2,200,049
Exercise of compensation options	1,647,586	172,997	(32,952)	-	-	140,045
Share-based payment	-	-	2,303,881	-	-	2,303,881
Other comprehensive income	-	-	-	(12,091)	-	(12,091)
Net loss for the period	-	-	-	-	(5,550,537)	(5,550,537)
Balance at May 31, 2020	110,057,080	$17,447,026	$10,250,442	$124,859	$(14,475,818)	$13,346,509

Balance at August 31, 2020	138,337,979	$21,343,530	$8,216,628	$120,245	$(17,463,488)	$12,216,915
Shares issued for cash, net of financing costs	11,260,040	1,477,555	1,176,055	-	-	2,653,610
Expiration of stock options	-	-	(966,559)	-	966,559	-
Expiration of warrants	-	-	(585,483)	-	585,483	-
Exercise of stock options	525,000	88,896	(36,396)	-	-	52,500
Exercise of warrants	14,867,492	2,067,984	(283,885)	-	-	1,784,099
Exercise of compensation options	313,736	34,044	(7,376)	-	-	26,668
Settlement of restricted share units	2,182,522	797,837	(1,012,814)	-	-	(214,977)
Forfeiture of restricted share units	-	-	(72,493)	-	72,493	-
Share-based payment	-	-	770,000	-	-	770,000
Other comprehensive loss	-	-	-	(67,945)	-	(67,945)
Net loss for the period	-	-	-	-	(7,493,813)	(7,493,813)
Balance at May 31, 2021	167,486,769	$25,809,846	$7,197,677	$52,300	$(23,332,766)	$9,727,057

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

1. NATURE AND GOING CONCERN

Algernon Pharmaceuticals Inc. (the "Company" or "Algernon") was incorporated on April 10, 2015 under the British Columbia Business Corporations Act. The registered office of Algernon is located at Suite 1500 - 1500 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Algernon is a drug re-purposing company that investigates safe, already approved drugs for multiple new disease applications, moving them efficiently and safely into new human trails. The Company's lead compound is a drug called Ifenprodil which is being investigated in clinical trails for idiopathic pulmonary fibrosis ("IPF") and chronic cough as well as COVID-19.

Algernon is a clinical stage pharmaceutical development company focused on developing repurposed therapeutic drugs in the areas of non-alcoholic steatohepatitis ("NASH"), a type of liver disease, chronic kidney disease ("CKD"), inflammatory bowel disease ("IBD"), idiopathic pulmonary fibrosis ("IPF") and chronic cough. Drug re-purposing (also known as re-profiling, re-tasking or therapeutic switching) is the application of approved drugs and compounds to treat a different disease than what it originally developed for. All the research and development ("R&D") work are carried out by the Company's 100% owned Canadian subsidiary, Nash Pharmaceuticals Inc. ("Nash Pharma"). On January 6, 2020, Nash Pharma established a 100% owned Australian subsidiary, Algernon Research Pty Ltd. ("AGN Research"). Through its ongoing research programs, Nash Pharma is seeking to minimize investment and drug development risk by taking advantage of regulatory approved drugs and discovering alternative clinical uses by accelerating entry into phase II clinical trials (human).

As at May 31, 2021, the Company has an accumulated deficit of $23,332,766 (August 31, 2020 - $17,463,488) and for the nine-month period then ended incurred a net loss of $7,493,813 (May 31, 2020 - $5,550,537). The Company will need to raise sufficient working capital to maintain operations. Without additional financing, the Company may not be able to fund its ongoing operations and complete development activities. Management anticipates that the Company will continue to raise adequate funding through equity or debt financings, although there is no assurance that the Company will be able to obtain adequate funding on favorable terms. These uncertainties may cast significant doubt on the Company's ability to continue as a going concern. These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These condensed interim consolidated financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

Impact of COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness.

The duration and impact of the COVID-19 outbreak is unknown as how it would impact the Company's operations. However, as a result of the outbreak of COVID-19 and the Company's focus on developing repurposed therapeutic drugs, the Company announced on March 6, 2020 that it was going to explore NP-120 (Ifenprodil) as a possible treatment for COVID-19.

It is currently not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using policies consistent with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). They have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the cash flow information.

These condensed interim consolidated financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the year ended August 31, 2020, except that they do not include all the disclosures required for the annual audited financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the Company for year ended August 31, 2020.

(b) Approval of the condensed interim consolidated financial statements

The condensed interim consolidated financial statements of the Company for the period ended May 31, 2021 were approved and authorized for issuance by the Board of Directors on July 30, 2021.

(c) Foreign currencies

The reporting currency is the Canadian dollar ("CAD"), which is the functional currency of Algernon and Nash Pharma. The functional currency of AGN Research is the Australian dollar ("AUD"). Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction, except amortization, which is translated at the rates of exchange applicable to the related assets. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the initial transaction. Non-monetary items that are measured at fair values are reported at the exchange rate on the date when fair values are determined. Foreign currency translation differences are recognized in profit or loss, except for differences on the translation of foreign entities to reporting currency on consolidation, which are recognized in other comprehensive income.

On consolidation, the assets and liabilities of entities are translated into the reporting currency at the rate of exchange at the reporting date and the consolidated statements of loss and comprehensive loss are translated at the average exchange rates for the year. The exchange differences arising on translation for consolidation purposes are recognized in other comprehensive income.

(d) Use of accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, which are entities over which the Company has control. Control exists when the Company has the power and ability, directly or indirectly, to direct the relevant activities of an entity so as to obtain benefit from its activities. Subsidiaries are fully consolidated from the date that control commences until the date the control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

All intercompany transactions and balances have been eliminated on consolidation.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counter party's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents and accounts receivable. The Company's accounts receivable is mainly comprised of GST receivable, accrued interest receivable from GIC's held with bank, and accrued Australia R&D tax credit receivable. GST receivable and Australia R&D tax credit receivable are not financial instruments as they do not arise from contractual obligations. The Company limits exposure to credit risk on bank deposits by holding demand deposits in high credit quality banking institutions in Canada. Management believes that the credit risk with respect to receivables is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. All of the Company's financial obligations are due within one year.

At May 31, 2021, the Company had a working capital of $4,504,763 compared to working capital at August 31, 2020 of $7,131,172. This included cash and cash equivalents of $3,288,008 (August 31, 2020 - $6,121,424) available to meet short-term business requirements and current liabilities of $1,900,106 (August 31, 2020 - $607,053).

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risks. The Company is not exposed to significant interest rate risk and other price risk.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk (continued)

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash is limited because of the short-term investment nature. The Company's financial asset exposed to interest rate risk consists of cash and cash equivalents and restricted cash equivalents. The Company's cash equivalents hold interest rates ranging from 0.15% to 1.8%.

b) Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

c) Foreign currency risk

Foreign currency risk is related to fluctuations in foreign exchange rates. The Company has certain expenditures that are denominated in US dollars ("US$"), Australian dollars ("AUD$") and other operating expenses that are mainly in Canadian dollars ("CAD$"). The Company funds cash calls to its foreign subsidiary in Australia in AUD$. The Company's exposure to foreign currency risk arises primarily on fluctuations in the exchange rate of the CAD$ relative to the US$ and the AUD$.

As at May 31, 2021, the Company had monetary assets of US$7,748 or $9,353 (August 31, 2020 - US$21,499 or $28,040) at the CAD equivalent and monetary liabilities of US$50,039 or $60,407 (August 31, 2020 - US$84,285 or $109,924) at the CAD equivalent. The Company's sensitivity analysis suggests that a change in the absolute rate of exchange in US$ by 10% will increase or decrease other comprehensive loss by approximately $5,105 (August 31, 2020 - $8,188).

The Company has not entered into any foreign currency contracts to mitigate this risk. Foreign currency risk is considered low relative to the overall financial operating plan.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

  Level 1 - fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 - fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or
  Level 3 - fair values are based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

4, FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair Value (continued)

The Company classified its financial instruments at Level 1 and as follows:

	Financial Assets	Financial Assets	Financial Liabilities
	Fair Value Through Profit Or loss	Measured at Amortized Cost	Measured at Amortized Cost
May 31, 2021
Cash and cash equivalents	$3,288,008	$-	$-
Accounts receivable	-	31,533	-
Accounts payable and accrued liabilities	$-	$-	$(1,900,106)

	Financial Assets	Financial Assets	Financial Liabilities
	Fair Value Through Profit Or loss	Measured at Amortized Cost	Measured at Amortized Cost
August 31, 2020
Cash and cash equivalents	$6,121,424	$-	$-
Accounts receivable	-	37,408	-
Accounts payable and accrued liabilities	$-	$-	$(607,053)

The carrying value of cash and cash equivalents, accounts receivables and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these instruments.

5. ACCOUNTS RECEIVABLE

	May 31, 2021	August 31, 2020
Accrued interest receivable	$8,595	$21,364
GST receivable	118,392	206,667
R&D tax credit receivable(1) (2)	2,569,776	1,001,422
Other receivable	15,878	-
	$2,712,641	$1,229,453

(1) The Australia R&D tax credit allows qualifying companies to receive a cash refund at 43.5% of the eligible R&D expenditure connected to R&D activities undertaken in Australia. As at May 31, 2021, cash refundable of $2,562,716 (August 31, 2020 - $985,378) is recognized as a recovery of R&D expenditures over the relevant periods to match it with the related expenditures.

(2) As at May 31, 2021, the final research claim receivable of $7,060 (August 31, 2020 - $16,044) from National Research Council Canada.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

6. PREPAID EXPENSES

	May 31, 2021	August 31, 2020
Conferences	$25,000	$25,000
Consulting	34,961	-
Marketing	216,217	195,704
Office and general	13,972	30,052
Professional fees - legal retainer	10,895	10,895
Research and development	84,362	113,887
Shareholders communications	18,813	11,810
	$404,220	$387,348

7. RESTRICTED CASH EQUIVALENTS

As at May 31, 2021 and August 31, 2020, the Company classified $57,500 as restricted cash equivalents. This amount is held as collateral for the Company's corporate credit cards and is invested in GICs at a rate of prime less 1.85%.

8. INTANGIBLE ASSETS

	Acquisition of Nash Pharma(1)	Trademark Application Costs(3)	Patent Application Costs(2)	Total
Cost
Balance, August 31, 2019	$4,862,756	$5,403	$83,521	$4,951,680
Additions	-	7,825	68,738	76,563
Balance, August 31, 2020	$4,862,756	$13,228	$152,259	$5,028,243
Additions	-	467	113,597	114,064
Balance, May 31, 2021	$4,862,756	$13,695	$265,856	$5,142,307

(1) On October 19, 2018, the Company completed the acquisition transaction of Nash Pharma. No amortization was taken on the intangibles acquired as the assets with finite life are not available for use. On an annual basis, the intangibles with finite life are reviewed for impairment. The Company will impair or write-off when it abandons a drug or determine an amortization policy when a compound is approved.

(2) The Company has filed new method of use patents for lead compounds for treatment of three new disease areas:  NASH, CKD and IBD. Patents, once approved, will have a finite life base on their expiry dates and will be amortized on a straight-line basis over their economic or legal life. No amortization was taken as these assets are not available for use.

(3) The Company has filed trademark applications for the name "ALGERNON". Trademarks are assets with an indefinite life that cannot be amortized in the same way as assets with a finite life. Instead, every year, a test for impairment is conducted on indefinite life assets. If the asset is found to be impaired, then its life is estimated, and it is amortized over the remainder of its useful life in the same way for a finite life intangible.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND RESERVES

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and outstanding

As at May 31, 2021, there were 167,486,769 (August 31, 2020 - 138,337,979) common shares issued and outstanding. Details of common shares are as follows:

During the period ended May 31, 2021:

  On March 5, 2021, the Company completed a private placement of 11,260,040 units of the Company at a price of $0.25 per unit for gross proceeds of $2,815,010 (the "March 2021 Offering"). Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at the price of $0.40 for a period of 24 months after the closing date until March 5, 2023.

The fair value of the share purchase warrants was valued using the relative fair value approach and the Black-Scholes option pricing model with the following inputs on date of issuance: share listed price of $0.27, exercise price of the warrant of $0.40; expected life of 2 years; expected volatility of 139.92%; risk-free rate pf return of 0.29%; and expected dividend yield of 0%. The fair value of the share purchase warrant was determined to be $1,069,286.

In connection with the private placement, the Company issued a total of 645,600 finders' warrants, being 8% of the number of units sold under the March 2021 Offering to purchasers introduced by eligible finders. Each finders' warrant entitles the holder to purchase one common share until March 5, 2023. The Company also paid cash finders fees in the aggregate amount of $161,400, being 8% of the aggregate proceeds raised from the sale of units to purchasers introduced by the eligible finders.

The fair value of the finders' warrants was valued using the Black-Scholes option pricing model with the same inputs listed above. The fair value of the finder' warrants was determined to be $106,769. The total fair value of the warrants associated with the units of the March 2021 Offering and the fair value of the finders warrants issued was $1,176,055.

  2,182,522 common shares were issued net of withholding taxes in settlement of the 2,871,000 restricted share units ("RSUs) that were settled. The RSUs were granted on July 23, 2020 with a fair value of $0.35 per RSU. The total gross fair value of the vested RSUs was $1,012,814. A total of 688,478 common shares were withheld in lieu of withholding taxes in the amount of $214,977. The fair value of the common shares issued was $797,837.
  A total of 14,867,492 common shares were issued in connection with the exercise of tradeable and non-tradeable warrants.

7,256,751 common shares were issued in connection with the exercise of 7,256,751 tradeable warrants at a price of $0.12 per tradeable warrant for gross proceeds of $870,810. The fair value allocated to these warrants on issuance of $129,858 was reclassified from reserves to share capital.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND RESERVES (continued)

Share capital (continued)

7,610,741 common shares were issued in connection with the exercise of 7,610,741 non-tradeable warrants at a price of $0.12 per non-tradeable warrant for gross proceeds of $913,289. The fair value allocated to these warrants on issuance of $154,027 was reclassified from reserves to share capital.

  313,736 common shares were issued in connection with the exercise of 313,736 agent warrant units at a price of $0.085 per unit for gross proceeds of $26,668. The fair value allocated to the share component of these units on issuance of $7,376 was reclassified from reserves to share capital.
  525,000 common shares were issued in connection with the exercise of 525,000 stock options at $0.10 per share for gross proceeds of $52,500. The fair value allocated to these stock options on issuance of $36,396 was reclassified from reserves to share capital.

During the period ended May 31, 2020:

  On November 1, 2019, the Company closed a public offering of 24,401,300 units of the Company at a price of $0.085 per unit for gross proceeds of $2,074,110 (the "November 2019 Offering"). Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to acquire one common share at the price of $0.12 for a period of 30 months after the closing date until May 1, 2022. These share purchase warrants in connection with the public offering were tradeable on the Canadian Securities Exchange ("CSE") under the symbol "AGN.WT". Using the relative fair value approach and based on the listed share price of $0.075 on November 1, 2019 and listed warrant price of $0.020 on November 4, 2019 (the first day of trading), the fair value attributed to the warrants was determined to be $436,655.

In addition, a total of 1,801,080 of agent warrant units (also referred as "Compensation Options") were issued. Each agent warrant unit entitled the holder to purchase one unit of the Company at a price of $0.085 per unit until May 1, 2022. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at the price of $0.12. These share purchase warrants were tradeable on the CSE under the symbol AGN.WT.

The agent warrant units were valued using a Geske compound options pricing model with the following inputs on date of issuance: allocated share price of $0.075 for the share component of the unit; allocated price of $0.010 for the warrant component of the unit; exercise price of the warrant of $0.12; expected life of 2.5 years for both the share component and warrant component of the unit; expected volatility of 126.18%; risk-free rate of return of 1.55%; and expected dividend yield of 0%. The fair value of the agent warrant units was determined to be $117,070.

The total of the fair value of the warrants associated with the units of the November 2019 Offering and the fair value of the agent warrant units issued was $553,725.

The Company also incurred cash share issue costs of $383,987 related to this public unit offering

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND RESERVES (continued)

Share capital (continued)

  On February 20, 2020, the Company closed a private placement for 18,304,939 units of the Company at a price of $0.085 per unit for gross proceeds of $1,555,920 (the "February 2020 Offering"). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at the price of $0.12 for a period of 30 months after the closing date until August 20, 2022. The share purchase warrants in connection with this private placement are not tradeable on the CSE. Using the relative fair value approach and based on the listed share price of $0.080 and listed warrant price of $0.025 on date of issuance of the units, the fair value attributed to the warrants was determined to be $370,457.

In addition, a total of 969,571 of agent warrant units were issued. Each agent warrant unit entitles the holder to purchase one unit of the Company at a price of $0.085 per unit until August 20, 2022. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $0.12. These share purchase warrants are not tradeable on the CSE.

The agent warrant units were valued using a Geske compound options pricing model with the following inputs on date of issuance: share price of $0.080 on February 20, 2020 for the share component of the unit; allocated price of $0.005 for the warrant component of the unit; exercise price of the warrant of $0.12; expected life of 2.5 years for both the share component and warrant component of the unit; expected volatility of 130.28%; risk-free rate of return of 1.45%; and expected dividend yield of 0%. The fair value of the Agent Warrant Units was determined to be $73,687.

The total of the fair value of the warrants associated with the units of the February 2020 Offering and the fair value of the Agent Warrant Units issued was $444,144,

The Company also incurred cash share issue costs of $101,590 related to this private placement.

  18,333,743 common shares were issued in connection with the exercise of 18,333,743 tradeable warrants at a price of $0.12 per tradeable warrant for gross proceeds of $2,200,049. The value allocated to these warrants when issued $328,078 was reclassified from reserves to share capital.
  1,647,586 common shares were issued in connection with the exercise of 1,647,586 Agent Warrant Units at a price of $0.085 per unit for gross proceeds of $140,045. The value allocated to the share component of these units when issued $32,952 was reclassified from reserves to share capital.
  25,000 common shares were issued in connection with the exercise of 25,000 stock options at a price of $0.30 per stock option for gross proceeds of $7,500. The value allocated to these stock options when issued $4,383 was reclassified from reserves to share capital.

Stock options

Stock options to purchase common shares have been granted to directors, employees, contractors and consultants at exercise prices determined by reference to the market value on the date of the grant. The number of shares available for options to be granted under the Company's rolling stock option plan is 10% of the number of shares outstanding (the "Plan"). Options granted under the Plan vest immediately or over a period of time at the discretion of the Board of Directors.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

Under the plan, the number of shares reserved for issuance to any one optionee will not exceed 5% of the then issued and outstanding shares and the number of shares reserved for issuance to consultants will not exceed 2% of the then issued and outstanding shares. The options are non-assignable and non-transferable and will be exercisable up to 10 years from the date of grant. The minimum exercise price of an option granted under the Plan must not be less than the discounted market price, as such term is defined in the policies of the CSE and other applicable regulatory authorities.

During the period ended May 31, 2021:

  There were no stock options granted by the Company.
  A total of 525,000 incentive stock options were exercised with a weighted average exercise price of $0.10 per share.
  On February 1, 2021, a total of 537,500 incentive stock options expired unexercised. The stock options expired had a weighted average exercise price of $0.50 per share. The fair value allocated to these stock options on issuance of $407,103 was reclassified from reserves to deficit.
  On May 29, 2021, a total of 1,250,000 incentive stock options with a weighted average exercise price of $0.29 per share expired following the resignation of an officer. The fair value allocated to these stock options on issuance of $559,456 was reclassified from reserves to deficit.

During the period ended May 31, 2020:

  On September 26, 2019, a total of 100,000 incentive stock options expired following the resignation of an officer. The expired stock options had a weighted average exercise price of $0.39 per share. The fair value allocated to these stock options on issuance of $26,509 was reclassified from reserves to deficit.
  On February 13, 2020, the Company granted a total of 4,375,000 incentive stock options to certain directors, officers and consultants of the Company with an exercise price of $0.10 per share. All of the options vested immediately and expire on February 13, 2025.
  On April 13, 2020, the Company granted a total of 4,550,000 incentive stock options to certain directors, officers and consultants of the Company with an exercise price of $0.29 per share. The options, all except for 100,000, vested immediately and expire on April 13, 2025.

The changes in stock options outstanding are as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance at August 31, 2019	1,387,500	$0.46
Granted	9,525,000	$0.21
Exercised(1)	(75,000)	$0.17
Expired	(100,000)	$0.39
Balance outstanding at August 31, 2020(3)	10,737,500	$0.24
Exercised(2)	(525,000)	$0.10
Expired	(1,787,500)	$0.35
Balance outstanding at May 31, 2021	8,425,000	$0.22

(1)  The weighted average share price on the date of exercise for options exercised was $0.33.

(2)  The weighted average share price on the date of exercise for options exercised was $0.17.

(3)  100,000 were not vested and hence the balance outstanding and exercisable at August 31, 2020 was 10,637,500.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

As at May 31, 2021, the Company had the following stock options outstanding and exercisable:

Date of Grant	Date of Expiry	Number Outstanding and Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
May 18, 2017	May 18, 2022	162,500	$0.30	0.96
March 1, 2018	March 1, 2023	562,500	$0.48	1.75
February 13, 2020	February 13, 2025	3,800,000	$0.10	3.71
April 13, 2020	April 13, 2025	3,300,000	$0.29	3.87
August 17, 2020	August 17, 2025	600,000	$0.35	4.22
Total		8,425,000	$0.22	3.63

Restricted Share Units

Effective July 23, 2020, the Company has a 10% rolling restricted share unit plan which allows the Company to RSUs to directors, officers, employees and consultants of the Company, to a maximum of the number of shares equal to 10% of the shares issued and outstanding from time to time.

  On July 23, 2020, a total of 4,350,000 RSUs were granted to certain directors, officers and consultants of the Company with a fair value of $0.35 per RSU. 33% was vested on the grant date with another 33% vested on January 22, 2021 and the remaining 34% to be vested on July 22, 2021. The RSUs expire on July 22, 2022.

The changes in RSUs outstanding are as follows:

	Number Outstanding(3)	Number Vested	Number Unvested(3)
Balance at August 31, 2019	-	-	-
Granted	4,350,000	1,435,500	2,914,500
Balance at August 31, 2020	4,350,000	1,435,500	2,914,500
Settled(1) (2)	(2,871,000)	1,435,500	(1,435,500)
Forfeited	(340,000)	-	(340,000)
Balance at May 31, 2021	1,139,000	2,871,000	1,139,000

(1) On September 29, 2020, a total of 1,068,521 of common shares were issued net of withholding taxes in settlement of the 1,435,500 RSUs that were vested. A total of 366,979 of common shares were withheld in lieu of withholding taxes in the amount of $129,459.

(2) On February 9, 2021, a total of 1,114,001 of common shares were issued net of withholding taxes in settlement of the 1,435,500 RSUs that were vested on January 22, 2021. A total of 321,499 of common shares were withheld in lieu of withholding taxes in the amount of $85,518.

(3) The Company has until July 22, 2022 to complete the settlement of vested RSUs. The remaining life of the outstanding and unvested RSUs is 1.14 years; the remaining 1,139,000 to be vested on July 22, 2021.

Share-based payments

(a) Stock options

  No stock options were granted during the nine months ended May 31, 2021.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND RESERVES (continued)

 Share-based payments (continued)

(a) Stock options (continued)

  A total of 8,925,000 stock options with a weighted average exercise price of $0.20 per share were granted during the nine months ended May 31, 2020. All vested immediately except for 100,000 options that were vested subsequently on October 13, 2020. Under the graded vesting method, $10,516 was recognized as share-based payment for the nine months ended May 31, 2021 (May 31, 2020 - $296,891).

(b) Restricted Share Units

  On September 29, 2020, a total of 1,068,521 of common shares were issued net of withholding taxes in settlement of the 1,435,500 RSUs that were settled. The RSUs were granted on July 23, 2020 with a fair value of $0.35 per RSU. The total gross fair value of the vested RSUs was $506,407. A total of 366,979 common shares were withheld in lieu of withholding taxes in the amount of $129,459.
  On February 9, 2021, a total of 1,114,001 of common shares were issued net of withholding taxes in settlement of the 1,435,500 RSUs that were vested on January 22, 2021. The RSUs were granted on July 23, 2020 with a fair value of $0.35 per RSU. The total gross fair value of the vested RSUs was $506,407. A total of 321,499 common shares were withheld in lieu of withholding taxes in the amount of $85,518.
  Under the graded vesting method, at May 31, 2021, the fair value of the outstanding unvested RSUs was $759,484 which was recognized as share-based payment for the nine months ended May 31, 2021. No RSUs were granted during the nine months ended May 31, 2020.

Overall, during the period ended May 31, 2021, the Company recorded a total of $770,000 (May 31, 2020 - $2,303,881) of share-based payment expense for its reserves.

Share purchase warrants

The changes in warrants outstanding are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance at August 31, 2019	22,115,266	$0.28
Issued	64,730,390	$0.25
Exercised	(26,188,077)	$0.12
Expired	(16,026,666)	$0.24
Balance at August 31, 2020	44,630,913	$0.34
Issued	12,219,376	$0.39
Exercised	(14,867,492)	$0.12
Expired	(6,315,787)	$0.33
Balance at May 31, 2021	35,667,010	$0.46

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND RESERVES (continued)

Share-based payments (continued)

(b)  Restricted Share Units (continued)

As at May 31, 2021, the Company had the following warrants outstanding:

Date of Expiry	Exercise Price	Number of Warrants	Weighted Average Remaining Life in Years
May 1, 2022(1)	$0.12	8,250	0.92
May 13, 2022	$0.55	19,605,285	0.95
August 20, 2022	$0.12	4,147,835	1.22
March 5, 2023	$0.40	11,905,640	1.76
Total	$0.46	35,667,010	1.25

(1) Warrants that were issued on November 1, 2019 ("November Warrants") were tradeable under the symbol of AGN.WT had their expiry date accelerated to January 21, 2021. A total of 227,187 of these AGN.WT expired during the period.

Special Warrants

The changes in special warrants outstanding are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance at August 31, 2019	-	$-
Issued	19,605,285	$0.35
Conversion into Special Warrant Units	(19,605,285)	$0.35
Balance at August 31, 2020 and May 31, 2021	-	$-

During the period ended May 31, 2021:

  There were no Special Warrants outstanding.

During the period ended May 31, 2020:

  On May 13, 2020, the Company closed a private placement for 19,605,285 special warrants ("the Special Warrants offering") of the Company at a price of $0.35 per Special Warrant for gross proceeds of $6,861,850. Each Special Warrant is exercisable, for no additional consideration at the option of the holder, into one unit of the Company. Each unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at the price of $0.55 for a period of 24 months after the closing date until May 13, 2022.
  Subsequent to the period ended May 31, 2020, on June 12, 2020, the Company received a receipt for the Company's final short form prospectus dated June 11, 2020, to qualify the securities underlying the 19,605,285 Special Warrants that were issued by the Company on May 13, 2020.

In accordance with the terms of a special warrant indenture dated May 13, 2020, on June 17, 2020, each Special Warrant was automatically converted into one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one common share of the Company on or before May 13, 2022 at an exercise price of $0.55 per common share

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

9. SHARE CAPITAL AND RESERVES (continued)

Special Warrants (continued)

In addition, a total of 1,505,293 of Agent Warrant Units were issued. Each Agent Warrant Unit entitles the holder to purchase one unit of the Company at a price of $0.35 per unit until May 13, 2022. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at the price of $0.55. These share purchase warrants are not tradeable on the CSE.

The Agent Warrant Units were valued using a Geske compound options pricing model with the following inputs on date of issuance of the Special Warrants:  allocated share price of $0.350 for the share component of the unit; allocated price of $0.0001 for the warrant component of the unit; exercise price of the warrant of $0.55; expected life of 2.0 years for both the share component and warrant component of the unit; expected volatility of 143.79%; risk-free rate of return of 0.28%; and expected dividend yield of 0%. The fair value of the Agent Warrant Units was determined to be $678,887.

The fair value per share on date of issuance of Special Warrants was $0.355. As it was higher than the exercise price of the Agent Warrants Units at $0.350, the option on the share component of the unit was in the money. Hence the total exercise price of the unit, $0.350, was allocated to the share component of the unit and minimal amount of $0.0001 was allocated to the warrant portion of the unit.

The Company also incurred cash Special Warrants issue costs of $721,280 related to this private placement. Hence the net proceeds from the Special Warrant offering were $6,140,570.

Agent warrant units

The changes in agent warrant units outstanding are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance at August 31, 2019	-	$-
Issued	4,275,944	$0.178
Exercised	(2,418,866)	$0.085
Balance at August 31, 2020	1,857,078	$0.300
Exercised	(313,736)	$0.085
Balance at May 31, 2021	1,543,342	$0.343

As at May 31, 2021, the Company had the following agent warrant units outstanding:

Date of Expiry	Exercise Price	Number of Agent Warrant Units	Weighted Average Remaining Life in Years
May 1, 2022	$0.085	38,049	0.92
May 13, 2022	$0.350	1,505,293	0.95
Total	$0.343	1,543,342	0.95

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

10. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Key management personnel are considered to be those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management includes senior officers and directors of the Company.

Related party transactions to key management personnel are as follows:

Nine months ended	May 31, 2021	May 31, 2020
Short-term benefits (1)	$396,500	$-
Consulting fees - other (2)	11,750	265,995
Share-based payments (3)	650,546	1,911,883
Rent (4)	27,000	23,000
	$1,085,796	$2,220,878

(1) Salaries paid to officers and directors fees to independent directors:

- $165,000 (May 31, 2020 - $nil) to Chief Executive Officer;

- $90,000 (May 31, 2020 - $nil) to Chief Financial Officer;

- $100,000 (May 31, 2020 - $nil) to Chief Science Officer who resigned on February 28, 2021;

- $32,500 (May 31, 2020 - $nil) to VP of Research and Operations who took on the role effective March 1, 2021;

- $4,500 (May 31, 2020 - $nil) to an independent director;

- $4,500 (May 31, 2020 - $nil) to an independent director.

(2) Fees paid to consultants/companies related to management personnel:

- $nil (May 31, 2020 - $107,000) to a company controlled by the Chief Executive Officer;

- $nil (May 31, 2020 - $36,000) to a company controlled by the Chief Financial Officer;

- $nil (May 31, 2020 - $119,995) to the Chief Science Officer;

- $11,750 (May 31, 2020 - $3,000) for tax services paid to a partnership where Chief Financial Officer is a partner.

(3) Share-based payments were non-cash items that consisted of the fair value of RSUs that were granted but unvested.

(4) Rent:

- $27,000 (May 31, 2020 - $23,000) paid for corporate office space to a company where a senior officer and director is a principal.

As at May 31, 2021 and August 31, 2020 there were no amounts payable to related parties.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

11. RESEARCH AND DEVELOPMENT PROGRAMS

Nine months ended	May 31, 2021	May 31, 2020
Clinical Trials:
Phase 2 for IPF and chronic cough	$826,691	$622,880
Investigator-led COVID study in South Korea	344,517	407,290
Phase 2b/3 multinational COVID study	5,645,153	256,448
	$6,816,361	$1,286,618
Preclinical:
Ifenprodil preclinical and manufacture	$91,555	$324,761
Oncology preclinical	49,535	-
NASH preclinical	12,468	-
	$153,558	$324,761

DMT	$182,437	$-
QA Consulting	$1,927	$2,787
Management and Ad Hoc scientific support	$154,643	$187,261
Total	$7,308,926	$1,801,427

Less: Australian R&D Tax Credit	($ 2,238,661)	($ 162,608)
Less: Canadian NRC Research Grant	($ 66,012)	$-
Total Net Expenses	$5,004,253	$1,638,819

12. DEBT FORGIVENESS

On November 13, 2019, the Company terminated the research and development agreement with the University of Florida ("UF") with no additional cost on either party. It effectively absolved the Company from paying the quarterly payments that were recorded as payables and accruals at the year ended August 31, 2019. As a result, the Company recognized a debt forgiveness of $137,833 in the period ended May 31, 2020.

13. IMPAIRMENT OF RESEARCH LICENSE

The US subsidiary, Breathtec Medical, Inc., prior to its dissolution in February of 2020, made a formal request on January 7, 2020 to terminate the license agreement it held with the University of Florida Research Foundation ("UFRF"). The termination of the license agreement resulted in an impairment loss of $48,689 recognized in the period ended May 31, 2020.

ALGERNON PHARMACEUTICALS INC. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the Nine Months Ended May 31, 2021 and 2020 (Expressed in Canadian dollars)

14. RISK AND CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to manage its capital to be able to sustain the future development of the Company's business. The Company currently has no source of revenues, and therefore, is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended May 31, 2021. The Company is not subject to externally imposed capital requirements.

15. SEGMENTED DISCLOSURES

The Company is a Canadian clinical stage pharmaceutical development company that operates in two reportable operating segments being the development of repurposed therapeutic drugs in Canada and the facilitation of the Company's lead drug candidates into off-label phase II clinical trials (humans) in Australia. All of the Company's expenditures are incurred in both Canada and Australia. Geographical information of the Company's long-term assets are as follows:

As at May 31, 2021, the Company's long-term assets are located as follows:

	Canada	Australia	Total
Restricted cash equivalents	$57,500	$-	$57,500
Deposits - Long-term	22,487	-	22,487
Intangible assets	5,142,307	-	5,142,307
	$5,222,294	$-	$5,222,294

As at August 31, 2020, the Company's long-term assets were located as follows:

	Canada		Australia	Total
Restricted cash equivalents	$57,500		$-	$57,500
Intangible assets	5,028,243		-	5,028,243
	$5,085,743	$	*	$5,085,743

Units, each consisting of one Common Share and [●] Warrant to purchase one Common Share

(and Common Shares underlying the Warrants)

$[●]

ALGERNON PHARMACEUTICALS INC.

____________________________

[●] Units

____________________________

PROSPECTUS

____________________________

Sole Book-Running Manager

Ladenburg Thalmann

October [●], 2021

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in or incorporated by reference into this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.

Dealer Prospectus Delivery Obligation

Until [_________], 2021 (___ days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMINFICATION OF DIRECTORS AND OFFICERS

The corporate laws of British Columbia allow us, and our Articles require us (subject to the provisions of the Business Corporations Act (British Columbia) (the "Business Corporations Act") note below), to indemnify our directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

According to the Business Corporations Act, for the purposes of such an indemnification:

"eligible party", in relation to the Company, means an individual who:

(a) is or was a director or officer of the Company;

(b) is or was a director or officer of another corporation:

(i) at a time when the corporation is or was an affiliate of the Company; or

(ii) at the request of the Company; or

(c) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and include/es, except in the definition of  "eligible proceeding" and certain other cases, the heirs and personal or other legal representatives of that individual;

"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

"eligible proceeding" means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

"expenses" includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

"proceeding" includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the Business Corporations Act, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of our Articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be; and

(d) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

(a) indemnify the eligible party in respect of the proceeding; or

(b) pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the Business Corporations Act or our Articles, on the application of the Company or an eligible party, the British Columbia Supreme Court may do one or more of the following:

(a) order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(b) order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company;

(d) order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(e) make any other order the court considers appropriate.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S promulgated under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Subsequent to the fiscal year ended August 31, 2020

On March 5, 2021, the Company completed a non-brokered private placement of 11,260,040 units of the Company at a price of $0.25 per unit for gross proceeds of $2,815,010 (the "March 2021 Offering"). Each unit was comprised of one Common Share and one unlisted Common Share purchase warrant. Each Common Share purchase warrant entitles the holder to purchase one additional Common Share until March 5, 2023 at a purchase price of $0.40 per Common Share.

In connection with the private placement, the Company issued a total of 645,600 finder's warrants, being 8% of the number of units sold under the March 2021 Offering to purchasers introduced by eligible finders. Each finders' warrant entitles the holder to purchase one Common Share at a price of $0.40 per Common Share until March 5, 2023. The Company also paid cash finders fees in the aggregate amount of $161,400, being 8% of the aggregate proceeds raised from the sale of units to purchasers introduced by the eligible finders.

During the fiscal year ended August 31, 2020

Private Placement of Special Warrants and Short Form Prospectus Qualification

On May 13, 2020, the Company completed a private placement of 19,605,285 special warrants of the Company (the "Special Warrants") at a price of $0.35 per Special Warrant for gross proceeds of $6,861,850 (the "Special Warrant Financing"). Each Special Warrant is exercisable, for no additional consideration at the option of the holder, into one unit of the Company (a "Special Warrant Unit"). Each Special Warrant Unit is comprised of one Common Share and one Common Share purchase warrant. Each whole Common Share purchase warrant will entitle the holder to purchase one Common Share at an exercise price of $0.55 per Common Share until May 13, 2022. If, at any time after the Qualification Date (as defined below) and prior to the expiry date of the Common Share purchase warrants, the volume weighted average trading price of the Common Shares on the CSE, or other principal exchange on which the Common Shares are listed, is greater than $1.00 for 10 consecutive trading days, the Company may, within 15 days of the occurrence of such event, deliver a notice to the holders of Common Share purchase warrants accelerating the Expiry Date to the date that is 30 days following the date of such notice.

All unexercised Special Warrants will be automatically exercised, without payment of additional consideration, on the date (the "Qualification Date") that is the earlier of: (i) four months and a day following May 13, 2020; and (ii) three business days following the date on which receipt is issued by the British Columbia Securities Commission for a final short form prospectus qualifying the distribution of the underlying the Special Warrants Units. In the event the Qualification Date has not occurred prior to 5:00 p.m. on the date that is 35 days from May 13, 2020, each unexercised Special Warrant will thereafter entitle holders thereof to receive upon the exercise or deemed exercise thereof, for no additional consideration, 1.10 Units in lieu of one (1) Unit and thereafter at the end of each additional 30 day period prior to the Qualification Date, each Special Warrant will be exercisable for an additional 0.02 of a Unit.

In connection with the Special Warrant Financing, the Company paid Mackie Research Capital Corporation ("Mackie"), the sole agent and book-runner, and a syndicate of sub-agents, a cash fee of $526,853, equal to 8% of the gross proceeds from the sale of the Special Warrants, subject to a reduced fee of 4% for Special Warrants issued to President's list purchasers. As additional compensation, the Company also issued an aggregate of 1,505,293 non-transferable compensation options, entitling the holder to acquire one Special Warrant Unit at an exercise price of $0.35 per Special Warrant Unit until May13, 2022.

On June 11, 2020, the Company filed a short form prospectus with Canadian Securities Administrators in the Provinces of British Columbia, Alberta, Manitoba and Ontario to qualify the distribution of the Special Warrants. The Special Warrants were deemed converted into Special Warrant Units on June 17, 2020. Including the cash fee of $526,853 paid to Mackie, total share issue costs paid in cash related to this Special Warrants offering was $747,228.

February 2020 Offering of Units

On February 20, 2020, the Company completed a non‐brokered private placement of 18,304,939 units at a price of $0.085 per unit for gross proceeds of $1,555,920 (the "February 2020 Offering"). Each unit was comprised of one Common Share and one unlisted Common Share purchase warrant. Each Common Share purchase warrant entitles the holder to purchase one additional Common Share until August 20, 2022 at a purchase price of $0.12 per Common Share.

As compensation, the Company issued a total of 969,571 finder's warrants, being 8% of the number of units sold under the February 2020 Offering to purchasers introduced by such finders. Each finder warrant entitles the holder to purchase one unit of the Company at a price of $0.085 per unit until August 20, 2022. Each unit consists of one Common Share and one unlisted Common Share purchase warrant entitling the holder to acquire an additional Common Share at the price of $0.12 per Common Share. The Company also paid a cash commission to certain finders in the aggregate amount of $82,413, being 8% of the aggregate proceeds raised under the February 2020 Offering. Including this cash commission paid to the finders, total share issue costs paid in cash related to this February 2020 Offering was $101,589.04.

November 2019 Offering of Units

On November 1, 2019, the Company completed a public offering of units by way of short form prospectus in Canada (the "November 2019 Offering"). Pursuant to the November 2019 Offering, the Company issued 24,401,300 units at the issue price of $0.085 per unit for total gross proceeds of $2,074,110. Each unit was comprised of one Common Share and one Common Share purchase warrant. Each Common Share purchase warrant entitles the holder to purchase one additional Common Share until May 1, 2022 at a purchase price of $0.12 per Common Share. The expiry date of the warrants was accelerated to January 21, 2021 resulting in the expiration of a total of 227,187 warrants. These Common Share purchase warrants were listed and posted for trading on the CSE under the symbol AGN.WT.

As compensation, the Company issued 1,801,080 compensation options to the agents under the November 2019 Offering. Each compensation option entitles the holder to purchase one unit of the Company at a price of $0.085 per unit until May 1, 2022. Each unit consists of one Common Share and one Common Share purchase warrant entitling the holder to acquire an additional Common Share at a purchase price of $0.12 per Common Share. The Company also paid a cash commission in the aggregate amount of $153,092 to a syndicate of agents. Including this cash commission paid to the syndicate of agents, total share issue costs paid in cash related to this November 2019 Offering was $383,987.

During the fiscal year ended August 31, 2019

Private Placement of Units

On October 23, 2018, the Company completed a non‐brokered private placement of 2,083,334 units at a price of $0.24 per unit for gross proceeds of $500,000. Each unit was comprised of one Common Share and one Common Share purchase warrant. Each Common Share purchase warrant entitles the holder to purchase one additional Common Share until October 23, 2020 at a purchase price of $0.50 per Common Share.

In connection with the private placement, the Company paid a cash commission in the aggregate amount of $1,263, being 8% of the aggregate proceeds raised from the sale of units to purchasers introduced by eligible finders. In addition, the Company issued finder's warrants to acquire a total of 5,266 Common Shares, being 8% of the number of units sold under the private placement to purchasers introduced by such finders. Each finders' warrant entitles the holder to purchase one Common Share at a price of $0.50 per Common Share until October 23, 2020. On October 23, 2020, all of the warrant and finder's warrants issued pursuant to this offering expired unexercised.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed with this registration statement

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Notice of Articles
3.2	Articles of Incorporation
4.1	Form of Common Share Certificate*
4.2	Form of Warrant Certificate*
4.3	Form of Warrant Agreement*
4.4	Form of Compensation Warrant*
5.1	Opinion of McMillan LLP*
14.1	Code of Business Conduct and Ethics
23.1	Consent of Smythe LLP*
23.2	Consent of McMillan LLP* (contained in exhibit 5.1)
99.1	Representation Letter of the Company under Item 8.A.4 of Form 20-F
99.2	Audit Committee Charter
99.3	Compensation Committee Charter
99.4	Nominating and Corporate Governance Committee Charter

Note:

*To be filed by amendment.

ITEM 9. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)

Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post- effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S- X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6)

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Province of British Columbia, Canada on this [●] day of [●], 2021.

ALGERNON PHARMACEUTICALS INC.
(Registrant)
By:
Christopher Moreau, Director and Chief Executive Officer (Principal Executive Officer)

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Moreau as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Christopher Moreau	Director and Chief Executive Officer (Principal Executive Officer)	[●], 2021

Michael Sadhra	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	[●], 2021

Raj Attariwala	Director	[●], 2021

David Levine	Director	[●], 2021

Harry Bloomfield	Director	[●], 2021

Mark Williams	Director	[●], 2021

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in the City of [●], State of [●], on [●], 2021.

PUGLISI & ASSOCIATES

By:
Name: [●]
Title: [●]